Form 20-F
period 2005-12-31
NORSK HYDRO A S A
filed 2006-03-24
CIK 900268

As filed with the Securities and Exchange Commission on March 24, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
Commission file number 1-9159
NORSK HYDRO ASA
(Exact Name of Registrant as Specified in its Charter)
Kingdom of Norway
(Jurisdiction of Incorporation or Organization)
Drammensveien 264, Vækerø
N-0240 Oslo
Norway
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange
American Depositary Shares	on Which Registered
New York Stock Exchange

Ordinary Shares, par value	New York Stock Exchange*
NOK 18.30 per share

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Ordinary Shares, par value NOK 18.30 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
250,138,464 Ordinary Shares, par value NOK 18.30 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3. KEY INFORMATION

3.A.	Selected financial data.

The information set forth under the headings “Business and Operating Information – Financial Information – Selected Consolidated Financial Data” on page 42 and “Risk, Regulation and Other Information – Other Information – Exchange Rate Information” on page 104 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

3.B.	Capitalization and Indebtedness.

Not applicable.

3.C.	Reasons for the offer and use of proceeds.

Not applicable.

3.D.	Risk factors.

The information set forth under the heading “Risk, Regulation and Other Information – Risk Factors” on pages 92 to 96 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.
ITEM 4. INFORMATION ON THE COMPANY

4.A.	History and development of the company.

The information set forth under the headings “Business and Operating Information – About Hydro” on pages 8 to 10, “Business and Operating Information – History and Development of the Company” on page 11, “Business and Operating Information – Other Information” on page 11, “Business and Operating Information – Financial Information – Investments” on page 61, “Business and Operating Information – Financial Information – Material commitments for capital expenditures” on page 61, “Appendix F: Financial Statements and Other Information – Note 2: Business combinations, dispositions and demerger” on pages F14-F16 and “Appendix T: Terms and Definitions” on pages T2-T4 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

4.B.	Business overview.

The information set forth under the headings “Business and Operating Information” on pages 8 to 41, “Risk, Regulation and Other Information – Government Regulation and Taxation” on pages 97 to 101, “Society, People, Environment”, on pages 84 and 86 to 90, “Appendix O: Operating Statistics” on pages O2-O3, “Use of Non-GAAP Financial Measures” on pages F60-F66 and “Cautionary Note in relation to Certain Forward-Looking Statements” on the back cover of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

4.C.	Organizational structure.

The information set forth under the heading “Business and Operating Information – About Hydro – Organization (chart)” on page 9 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

4.D.	Property, plants and equipment.

The information set forth under the headings “Business and Operating Information” on pages 8 to 41, “Risk, Regulation and Other Information – Government Regulation and Taxation” on pages 97 to 101 and “Appendix F: Financial Statements and Other Information – Note 15: Property, plant and equipment” on page F33 of the Company’s Report in the Company’s Annual Report and Form 20-F 2005 on Form 6-K dated March 24, 2006, is incorporated herein by reference.
ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	Operating results.

The information set forth under the headings “Business and Operating Information – Financial Information – Financial Review” on pages 43 to 57, “Business and Operating Information – Financial Information – Hydro’s Critical Accounting Policies” on pages 62 to 64, “IFRS in Hydro’s Financial Statements” on page F67, “Use of Non-GAAP Financial Measures” on pages F60 to F66, “Appendix T: Terms and Definitions” on pages T2 to T4 and “Cautionary Note in relation to Certain Forward-Looking Statements” on the back cover of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

5.B.	Liquidity and capital resources.

The information set forth under the heading “Business and Operating Information – Financial Information – Liquidity and Capital Resources” on pages 58 to 61 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

5.C.	Research and development, patents and licenses, etc.

The information set forth under the heading “Business and Operating Information – Research and Development” on page 67 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

5.D.	Trend information.

The information set forth under the heading “Business and Operating Information – Financial Information – Financial Review” on pages 43 to 64 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

5.E.	Off-balance sheet arrangements.

The information set forth under the heading “Business and Operating Information – Financial Information – Contractual obligations, commitments and off-balance sheet arrangements” on page 60 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

5.F.	Tabular disclosure of contractual obligations.

The information set forth under the heading “Business and Operating Information – Financial Information – Contractual Obligations (table)” on page 60 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

5.G.	Safe harbor

The information set forth under the heading “Cautionary Note in relation to Certain Forward-Looking Statements” on the back cover of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management.

The information set forth under the headings “Investor Information – Corporate Governance – Board of Directors” on page 80 and “Investor Information – Corporate Governance – Corporate Management Board” on page 81 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

6.B.	Compensation.

The information set forth under the headings “Investor Information – Corporate Governance – Directors’ and Officers’ Compensation, Share Ownership and Loans” on page 77 and “Appendix F: Financial Statements and Other Information – Note 4: Remuneration and Share-Based Compensation” on page F19 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

6.C.	Board practices.

The information set forth under the heading “Investor Information – Corporate Governance – Governance Bodies” on pages 74 to 79 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

6.D.	Employees.

The information set forth under the headings “Society, People, Environment – Facts and Figures – Geographical distribution of employees and payroll (table)” on page 86 and “Society, People, Environment – Facts and Figures – People” on page 87 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

6.E.	Share ownership.

The information set forth under the headings “Investor Information – Corporate Governance – Directors and officers compensation, share ownership and loans” on page 77 and “Appendix F: Financial Statements and Other Information – Note 4: Remuneration and Share-based Compensation” on page F19 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major shareholders.

The information set forth under the heading “Investor Information – Shareholder Information – Major shareholders and voting rights” on page 72 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

7.B.	Related party transactions.

The information set forth under the headings “Appendix F: Financial Statements and Other Information – Note 4: Remuneration and Share-based Compensation” on page F19, “Appendix F: Financial Statements and Other Information – Note 13: Non-consolidated Investees” on page F31 and “Investor Information – Corporate Governance – Governance Bodies – Board of Directors” on pages 78 to 79 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

7.C.	Interests of experts and counsel.

Not applicable.
ITEM 8. FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information.

The information set forth under the headings “Appendix F: Financial Statements and Other Information – Consolidated Financial Statements US GAAP” on pages F3 to F5, “Appendix F: Financial Statements and Other Information – Notes 1-27” on pages F8 to F49, “Business and Operating Information – Other – Legal Proceedings” on page 68 and “Investor Information – Shareholder Information – Dividend Policy” on page 70 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

8.B.	Significant Changes.

None.
ITEM 9. THE OFFER AND LISTING

9.A.	Offer and listing details.

The information set forth under the heading “Investor Information – Shareholder Information – Key Figures for the Hydro share” on pages 72 to 73 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

9.B.	Plan of distribution.

Not applicable.

9.C.	Markets.

The information set forth under the heading “Investor Information – Shareholder Information” on page 70 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

9.D.	Selling shareholders.

Not applicable.

9.E.	Dilution.

Not applicable.

9.F.	Expenses of the issue.

Not applicable.
ITEM 10. ADDITIONAL INFORMATION

10.A.	Share capital.

Not applicable.

10.B.	Memorandum and articles of association.

Incorporated by reference from Item 10.B (“Articles of Association”) on pages 125 to 133 of the Company’s 2004 20-F filed on March 18, 2005.

10.C.	Material contracts.

Not applicable.

10.D.	Exchange controls.

The information set forth under the heading “Risk, Regulation and Other Information – Other Information – Exchange Controls” on page 104 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

10.E.	Taxation.

The information set forth under the heading “Risk and Regulation and Other Information – Other Information – Taxation” on pages 102 to 103 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.

10.F.	Dividends and paying agents.

Not applicable.

10.G.	Statement by experts.

Not applicable.

10.H.	Documents on display.

Not applicable.

10.I.	Subsidiary Information.

Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the heading “Business and Operating Information – Other – Market Risk” on pages 65 to 66 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.
ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading “Investor Information – Corporate Governance – Controls and Procedures” on pages 75 to 76 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Investor Information – Corporate Governance – Governance Bodies – Audit Committee” on page 79 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.
ITEM 16B. CODE OF ETHICS

The information set forth under the heading “Investor Information – Corporate Governance – Corporate Directives and Code of Conduct” on pages 74 to 75 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the headings “Appendix F: Financial Statements and Other Information – Note 25: External audit remuneration” on page F43, “Investor Information –

Corporate Governance – Governance Bodies – Audit Committee” on page 79 and “Investor Information – Corporate Governance – Pre-Approval of Audit Services” on page 76 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information set forth under the headings “Investor Information – Shareholder Information – Buyback of shares” on pages 70 to 71 and “Appendix F: Financial Statements and Other Information – Note 26: Related parties and Variable Interest Entities” on page F43 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.
ITEM 17. FINANCIAL STATEMENTS

Not applicable.
ITEM 18. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Norsk Hydro ASA
Oslo, Norway

We have audited the consolidated balance sheets of Norsk Hydro ASA and subsidiaries as of 31 December 2005 and 2004, and the related consolidated income statements, statements of comprehensive income, and cash flows for each of the three years in the period ended 31 December 2005. Our audits also included the financial statement schedule included at Item 15(a). These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Norsk Hydro ASA and subsidiaries as of 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for contingent asset retirement obligations in 2005, variable interest entities in 2004 and asset retirement obligations in 2003 to conform to newly adopted accounting principles.

/s/ Deloitte Statsautoriserte Revisorer AS

Oslo, Norway
7 March 2006

The information set forth under the headings “Appendix F: Financial Statements and Other Information – Consolidated Financial Statements US GAAP” on pages F3 to F5 and “Appendix F: Financial Statements and Other Information – Notes 1-27” on pages F8 to F49 of the Company’s Annual Report and Form 20-F 2005 contained in the Company’s Report on Form 6-K dated March 24, 2006, is incorporated herein by reference.
ITEM 19. EXHIBITS

1.1	Articles of Association of Norsk Hydro ASA*

4.(b).1	Agreement and Plan of Merger, dated September 18, 2005, among Norsk Hydro ASA, Norsk Hydro E&P Americas, L.P., Harald Acquisition Corp., and Spinnaker Exploration Company.**

4.(c).1	Option Plan for Selected Members of Hydro’s Top Management Group: 2005-2011.

4.(c).2	Option Plan for Selected Members of Hydro’s Top Management Group: 2004-2010.

4.(c).3	Executive Share Option Plan 2003.

4.(c).4	Executive Share Option Plan 2002.

4.(c).5	Employee Contract, dated October 15, 2004, between Eivind Reiten, CEO, and Norsk Hydro ASA.***

8	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business.****

12.1	Certification of Eivind Reiten, President and Chief Executive Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as an exhibit to the Company’s 2004 20-F filed on March 18, 2005.
**	Previously filed as an exhibit to the Company’s Schedule 13D filed September 19, 2005.
***	Previously filed as an exhibit to the Company’s 2004 20-F filed on March 18, 2005.
****	Previously filed as an exhibit to the Company’s 2004 20-F filed on March 18, 2005.

13	Certifications of Eivind Reiten, President and Chief Executive of Norsk Hydro ASA, and John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.(a).1	Consent of Deloitte Statsautoriserte Revisorer AS, independent registered public accounting firm of Norsk Hydro ASA.

15.(b).1	Valuation and Qualifying Accounts and Reserves.

15.(b).2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated March 24, 2006 which contains the Norsk Hydro ASA Annual Report and Form 20-F 2005. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: 24 March 2006
Norsk Hydro ASA
Registrant

By: /s/ John O. Ottestad

Name: John O. Ottestad
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

1.1	Articles of Association of Norsk Hydro ASA*

4.(b).1	Agreement and Plan of Merger, dated September 18, 2005, among Norsk Hydro ASA, Norsk Hydro E&P Americas, L.P., Harald Acquisition Corp., and Spinnaker Exploration Company.**

4.(c).1	Option Plan for Selected Members of Hydro’s Top Management Group: 2005-2011.

4.(c).2	Option Plan for Selected Members of Hydro’s Top Management Group: 2004-2010.

4.(c).3	Executive Share Option Plan 2003.

4.(c).4	Executive Share Option Plan 2002.

4.(c).5	Employment Contact, dated October 15, 2004, between Eivind Reiten, CEO, and Norsk Hydro ASA.***

8	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business.****

12.1	Certification of Eivind Reiten, President and Chief Executive Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Eivind Reiten, President and Chief Executive of Norsk Hydro ASA and John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.(a).1	Consent of Deloitte Statsautoriserte Revisorer AS, independent registered public accounting firm of Norsk Hydro ASA

15.(b).1	Valuation and Qualifying Accounts and Reserves

15.(b).2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated March 24, 2006 which contains the Norsk Hydro ASA Annual Report and Form 20-F 2005. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Previously filed as an exhibit to the Company’s 2004 20-F filed on March 18, 2005.
**	Previously filed as an exhibit to the Company’s Schedule 13D filed September 19, 2005.
***	Previously filed as an exhibit to the Company’s 2004 20-F filed on March 18, 2005.
****	Previously filed as an exhibit to t he Company’s 2004 20-F filed on March 18, 2005.