Form 20-F/A
period 2005-12-31
NORSK HYDRO A S A
filed 2006-04-27
CIK 900268

As filed with the Securities and Exchange Commission on 27 April 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
Commission file number 1-9159
NORSK HYDRO ASA
(Exact Name of Registrant as Specified in its Charter)
Kingdom of Norway
(Jurisdiction of Incorporation or Organization)
Drammensveien 264, Vækerø
N-0240 Oslo
Norway
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class American Depositary Shares	Name of Each Exchange on Which Registered New York Stock Exchange

Ordinary Shares, par value NOK 18.30 per share	New York Stock Exchange*

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
Yes   X   No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes        No   X

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
Yes   X   No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer   X   Accelerated Filer        Non-Accelerated Filer
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17        Item 18   X
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes        No   X

EXPLANATORY NOTE
With this Form 20-F/A, Hydro is amending the following items:
(i)	note 5 to the consolidated financial statements included as Item 18 of its Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “20-F”) to correct certain intersegment revenues and expenses for the years 2005, 2004 and 2003, none of which effects Hydro’s total operating revenues and other operating expenses for those years as previously reported;

(ii)	the related auditors’ report dated 7 March 2006 filed with the financial statements included as Item 18 of the 20-F; and

(iii)	Item 16D of the 20-F to disclose, in respect of a non-management employee member of Hydro’s audit committee, Hydro’s reliance on an exemption provided by Rule 10A-3(b)(1)(iv)(C) under the U.S. Securities Exchange Act of 1934, as amended, as well as Hydro’s assessment of the impact of such reliance.
This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F filed on March 24, 2006, and does not modify or update the disclosures therein in any way, except as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
As a non-management employee of Hydro elected to the Hydro board of directors pursuant to Norwegian law, Mr. Terje Friedstad is exempt from the requirements of Rule 10A-3(b)(1)(iv)(C) promulgated by the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Hydro’s board of directors has assessed whether reliance on this exemption in the case of Mr. Friedstad would materially affect the ability of its audit committee to act independently and satisfy the requirements of Rule 10A-3(b)(1)(iv)(C) under the Exchange Act, and has concluded that it would not.

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

As discussed in Note 5, the accompanying segment measures to the consolidated financial statements have been restated.
As discussed in Note 1 to the financial statements, the Company changed its method of accounting for contingent asset retirement obligations in 2005, variable interest entities in 2004 and asset retirement obligations in 2003 to conform to newly adopted accounting principles.

/s/ Deloitte Statsautoriserte Revisorer AS Oslo, Norway
7 March 2006 (26 April 2006 as to the effects of the restatement discussed in Note 5)

Consolidated financial statements	F 3
Norsk Hydro ASA and subsidiaries
Consolidated income statements US GAAP
Consolidated statements of comprehensive income

Year ended 31 December		2005	2005	2004	2003
Amounts in million (except per share amounts)	Notes	NOK	EUR 1)	NOK	NOK

Operating revenues	5	174,201	21,795	153,891	131,778

Raw materials and energy costs		88,665	11,093	81,477	72,459
Payroll and related costs	7,20	18,366	2,298	18,830	18,569
Depreciation, depletion and amortization	5,15,16	16,086	2,013	16,898	13,947
Other	7,25	4,652	582	4,861	5,177
Restructuring costs (income)	6	—	—	(22)	—

Operating costs and expenses		127,768	15,986	122,044	110,153

Operating income	5	46,432	5,809	31,847	21,625

Equity in net income of non-consolidated investees	5,13	619	78	629	620
Financial income (expense), net	8,11,24	(1,890)	(236)	137	155
Other income (expense), net	5,9	990	124	169	(1,253)

Income from continuing operations before taxes and minority interest		46,152	5,774	32,781	21,146

Income tax expense	10	(30,317)	(3,793)	(21,197)	(12,923)
Minority interest		(118)	(15)	(106)	151

Income from continuing operations before cumulative effects of changes in accounting principles		15,716	1,966	11,477	8,375

Income from discontinued operations	2	—	—	1,083	2,312

Income before cumulative effects of changes in accounting principles		15,716	1,966	12,560	10,687

Cumulative effects of changes in accounting principles	1,21	(78)	(10)	—	281

Net income	28	15,638	1,957	12,560	10,968

Basic and diluted earnings per share from continuing operations before cumulative effects of changes in accounting principles	3	62.70	7.84	45.10	32.50
Basic and diluted earnings per share from discontinued operations	3	—	—	4.20	9.00
Basic and diluted earnings per share before cumulative effects of changes in accounting principles	3	62.70	7.84	49.40	41.50
Basic and diluted earnings per share	3	62.40	7.80	49.40	42.60

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME 2)

Net income		15,638	1,957	12,560	10,968

Net unrealized loss on securities available-for-sale	3	(9)	(1)	(2)	—
Minimum pension liability adjustment	3	(510)	(64)	(132)	(113)
Net investment hedge	3	33	4	320	(333)
Cash flow hedges	3	(751)	(94)	(339)	35
Net foreign currency translation adjustments	3	711	89	(1,628)	4,856

Total other comprehensive income (loss), net of tax	3	(526)	(66)	(1,781)	4,445

Comprehensive income, net of tax		15,112	1,891	10,779	15,413

1)	Presentation in euro is a convenience translation based on the exchange rate at 31.12.2005, which was 7.9927 (unaudited).

2)	Changes in shareholders’ equity include net income together with other changes not related to investments by and distribution to shareholders (see Note 3).
   The accompanying notes are an integral part of the consolidated financial statements.

F 4	Consolidated financial statements
Norsk Hydro ASA and subsidiaries
Consolidated balance sheets US GAAP

31 December		2005	2005	2004
Amounts in million	Notes	NOK	EUR 1)	NOK

ASSETS

Cash and cash equivalents		10,463	1,309	14,366
Short-term investments	11	3,865	484	10,970
Accounts receivable, less allowances of NOK 784 and NOK 891		23,333	2,919	20,671
Inventories	12	14,553	1,821	12,851
Prepaid expenses and other current assets	12	15,912	1,991	10,478
Current deferred tax assets	10	2,166	271	1,070

Total current assets	5	70,293	8,795	70,406

Non-consolidated investees	13	10,814	1,353	10,017
Property, plant and equipment, less accumulated depreciation, depletion and amortization	15	128,191	16,038	106,117
Intangible assets	14,16	5,153	645	2,325
Prepaid pension, investments and other non-current assets	14,20	11,910	1,490	10,713
Deferred tax assets	10	833	104	664

Total non-current assets	5	156,902	19,631	129,836

Total assets	5	227,195	28,425	200,243

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank loans and other interest-bearing short-term debt	17	4,658	583	3,785
Current portion of long-term debt	19	379	47	568
Other current liabilities	18	47,239	5,910	41,340
Current deferred tax liabilities	10	980	123	384

Total current liabilities		53,256	6,663	46,077

Long-term debt	19	21,387	2,676	19,487
Accrued pension liabilities	20	9,939	1,244	8,569
Other long-term liabilities	21	12,424	1,554	9,134
Deferred tax liabilities	10	33,713	4,218	29,515

Total long-term liabilities		77,462	9,692	66,705

Minority shareholders’ interest in consolidated subsidiaries		981	123	1,571

Share capital	3	4,739	593	4,739
Additional paid-in capital	3	10,501	1,314	10,468
Retained earnings	3	85,927	10,751	75,310
- Treasury shares at cost	3	(3,589)	(449)	(3,069)
Accumulated other comprehensive income (loss)	3	(2,083)	(261)	(1,557)

Shareholders’ equity	3	95,495	11,948	85,890

Total liabilities and shareholders’ equity		227,195	28,425	200,243

Total number of outstanding shares		250,138,464	250,138,464	250,839,230
Nominal value per share		18.30	2.29	18.30

1)	Presentation in euro is a convenience translation based on the exchange rate at 31.12.2005, which was 7.9927 (unaudited).
   The accompanying notes are an integral part of the consolidated financial statements.

Consolidated financial statements	F 5
Norsk Hydro ASA and subsidiaries
US GAAP
Consolidated statements of cash flows

Year ended 31 December		2005		2005	2004	2003
Amounts in million	Notes	NOK		EUR *)	NOK	NOK

Operting activities:
Net income		15,638		1,957	12,560	10,968

Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	2	—		—	(1,083)	(2,312)
Depreciation, depletion and amortization	5	16,086		2,013	16,898	13,947
Restructuring income	6	—		—	(22)	—
Equity in net income of non-consolidated investees	5,13	(619)		(77)	(628)	(620)
Dividends received from non-consolidated investees		323		40	326	258
Deferred taxes	10	(519)		(65)	(2,945)	(1,585)
Loss (gain) on sale of non-current assets		(937)		(117)	39	(726)
Loss (gain) on foreign currency transactions	8	2,159		270	(1,350)	(1,035)
Net sales (purchases) of trading securities		(49)		(6)	(177)	245
Other		782		98	779	2,150	4)
Working capital changes that provided (used) cash:
Receivables		(2,156)		(270)	(1,117)	(576)
Inventories		(1,940)		(243)	(1,040)	453
Prepaid expenses and other current assets		(7,951)		(995)	1,798	2,251
Other current liabilities		6,568		822	3,686	(645)

Net cash provided by continuing operating activities		27,385		3,426	27,724	22,773

Investing activities:
Purchases of property, plant and equipment		(17,562)		(2,197)	(16,187)	(14,537)
Purchases of other long-term investments		(17,263)		(2,160)	(858)	(684)
Purchases of short-term investments		(15,162)		(1,897)	(9,166)	(702)
Proceeds from sales of property, plant and equipment		1,362	2)	170	837	647
Proceeds from sales of other long-term investments		1,862		233	1,400	6,384
Proceeds from sales of short-term investments		22,445		2,808	12	1,838

Net cash used in continuing investing activities		(24,318)		(3,043)	(23,962)	(7,054)

Financing activities:
Loan proceeds		1,844		231	143	264
Principal repayments		(2,102)		(263)	(9,271)	(5,167)
Ordinary shares purchased	3	(1,589)		(199)	(1,684)	(555)
Ordinary shares issued		71		9	44	77
Dividends paid	3	(5,021)		(628)	(2,811)	(2,711)

Net cash used in continuing financing activities		(6,797)		(850)	(13,579)	(8,092)

Foreign currency effects on cash		(173)		(22)	(264)	702

Discontinued operations:
Net cash provided by operating activities	2	—		—	838	1,805
Net cash provided by (used in) investing activities	2	—		—	8,840	(744)
Net cash used in financing activities	2	—		—	(109)	(141)
Foreign currency effects on cash	2	—		—	5	77

Net cash provided by discontinued operations		—		—	9,574	997

Net increase (decrease) in cash and cash equivalents		(3,903)		(488)	(507)	9,326
Cash and cash equivalents at beginning of year		14,366		1,797	14,873	5,547

Cash and cash equivalents at end of year		10,463		1,309	14,366	14,873

Cash disbursements (receipts) regarding:
Interest (net of amount capitalized) 3)		(48)		(6)	1,701	1,190
Income taxes		29,612		3,705	19,758	16,011

*)	Presentation in euro is a convenience translation based on the exchange rate at 31 December, 2005, which was 7.9927 (unaudited).

2)	In January 2005, Hydro received approximately NOK 1.1 billion relating to the sale of its 10% ownership interest in Snøhvit in 2004, and that was reported as a short term receivable within Other current assets as of 31 December, 2004.
3)	Includes cash disbursements relating to early repayment of long term debt (“breaking costs”) of NOK 6 million in 2005 and NOK 938 million in 2004 (Note 8).
4)	Includes non-cash charge relating to an expected state grant pertaining to an asset retirement obligation of NOK 2,207 million.
The accompanying notes are an integral part of the consolidated financial statements.

F 8	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
Notes to the consolidated financial statements

Note 1
Summary of Significant Accounting Policies

Norsk Hydro ASA is an offshore producer of oil and gas and an integrated aluminium supplier with operations in nearly 40 countries. The consolidated financial statements of Norsk Hydro ASA and its subsidiaries (Hydro) prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) are included on pages F3 to F5. Financial statement preparation requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may differ from estimates. The accompanying notes include disclosures required by US GAAP and are an integral part of financial statements.
Consolidation
The consolidated financial statements include Norsk Hydro ASA and subsidiary companies. The majority of Hydro’s consolidated subsidiaries are companies where Hydro controls directly or indirectly more than 50 percent of the voting interests. In certain circumstances, Hydro may control an entity through contractual arrangements or other means. Variable Interest Entities (VIEs) are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Entities for which Hydro is determined to be the primary beneficiary, are consolidated. Hydro currently consolidates one company based on the Variable Interest Model. All significant intercompany transactions and balances have been eliminated.
     Investments in companies (non-consolidated investees) in which Hydro exercises significant influence are accounted for using the equity method. The equity method involves showing the investment at Hydro’s share of the equity in the investee, including any excess values or goodwill. Hydro’s share of net income, including depreciation and amortization of excess values, is included in Equity in net income from non-consolidated investees. Material unrealized profits resulting from transactions with an investee are eliminated.
     Significant influence normally exists when Hydro has a substantial ownership interest of 20 to 50 percent of the voting shares. Hydro uses the equity method for a limited number of investees where Hydro owns less than 20 percent of the voting rights, based on an evaluation of the governance structure in each investee. In corporate joint ventures, special voting rights in some companies give each of the partners decision rights that exceed what normally would follow from the ownership share. This may be in the form of a specified number of board representatives, in the form of a right of refusal on important decisions, or by requiring a qualified majority for all or most of the important decisions. Participation in joint ventures is accounted for using the equity method, except for jointly controlled assets where the partners have an undivided interest. These and other participations in joint ventures in the upstream oil and gas business are accounted for using the pro-rata method.
     Hydro reviews non-consolidated investees for impairment when indicators of a possible loss in value are identified. As Hydro’s non- consolidated investees generally are not listed on a stock exchange or regularly traded, our impairment review for such investees can only in rare cases be based on market prices. Impairment indicators include such items as operating losses or adverse market conditions. The fair value of the investment is estimated based on valuation model techniques. If the estimated fair value of the investee is below Hydro’s carrying value and the impairment is considered to be other than temporary, the investment is written down as impaired.
Business Combinations
All business combinations are accounted for as acquisitions (purchase accounting). Purchase accounting involves recording assets and liabilities of the acquired company at their fair value as of the time of the acquisition. Any excess of the purchase price over the fair value is recorded as goodwill. When the ownership interest in a subsidiary is less than 100 percent, the recorded amount of assets and liabilities acquired reflect only Hydro’s relative share of excess values. However, for VIEs, the total fair value of assets and liabilities are recognized and any excess value attributable to non-controlling interests affects minority interests. See note 2 for a description of significant acquisitions and disposals during the past three years.
Foreign Currency Translation
The financial statements, including any excess values, of foreign operations are translated using the exchange rate at year-end for the balance sheet, and average exchange rates for the income statement. Translation gains and losses, including the effects of exchange rate changes on transactions designated as hedges of net foreign investments, are included in other comprehensive income.
Foreign Currency Transactions
Realized and unrealized currency gains or losses on transactions are included in net income. Similarly, unrealized currency gains or losses on assets and liabilities denominated in a currency other than the functional currency not qualifying for hedge accounting treatment are also included in net income.
Revenue Recognition
Revenue from sales of products, including products sold in international commodity markets, is recognized when ownership passes to the customer. Generally, this is when products are delivered. Certain contracts specify price determination in a later period. In these cases, the revenue is recognized in the period prices are determinable. Rebates and incentive allowances are deferred and recognized in income upon the realization or at the closing of the rebate period. In arrangements where Hydro acts as an agent, such as commission sales, only the net commission fee is recognized as revenue.
     Revenues from the production of oil and gas are recognized on the basis of the Company’s net working interest, regardless of whether the production is sold (entitlement method). The difference between Hydro’s share of produced volumes and sold volumes is not material.
     Activities related to the trading of derivative commodity instruments, or related to the purchase or delivery of physical commodities on a widely recognized commodity exchange or delivery hub, as well as physical commodity swaps with a single counterparty, are presented on a net

Notes to the consolidated financial statements	F 9
Norsk Hydro ASA and subsidiaries
basis in the income statement, with the margin from trading recognized in operating revenues.
Cash and Cash Equivalents
Cash and cash equivalents includes cash, bank deposits and all other monetary instruments with a maturity of less than three months at the date of purchase.
Short-term Investments
Short-term investments include bank deposits and all other monetary instruments with a maturity between three and twelve months at the date of purchase and Hydro’s current portfolio of marketable equity and debt securities. The securities in this portfolio are considered trading securities and are valued at fair value. The resulting unrealized holding gains and losses are included in financial income and expense. Investment income is recognized when earned.
Inventories
Inventories are valued at the lower of cost, using the first-in, first-out method (FIFO), or net realizable value. Cost includes direct materials, direct labor and the appropriate portion of production overhead or the purchase price of the inventory. Abnormal amounts of idle facility expense, freight, handling costs, and wasted materials are recognized as expense in the current period.
Investments
Investments include Hydro’s portfolio of long-term marketable equity securities that are not consolidated or accounted for using the equity method. The portfolio is considered available-for-sale securities and is measured at fair value. The resulting unrealized holding gains and losses, net of applicable taxes, are credited or charged to Other Comprehensive Income. Other investment income is recognized when earned.
     Investments where a market value is not readily observable are recognized at cost. Investments are reviewed for impairment if indications of a loss in value are identified. Fair value of the investment is estimated based on valuation model techniques for non-marketable securities. When the estimated fair value of the investee is below Hydro’s carrying value and the impairment is considered to be other than temporary, the investment is written down as impaired.
Exchanges of Nonmonetary Assets
As of 1 January 2005 Hydro adopted SFAS No. 153 “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. Nonmonetary transactions that have commercial substance are accounted for at fair value and any resulting gain or loss on the exchange is recognized in the income statement. A nonmonetary exchange has commercial substance if Hydro’s future cash flows are expected to change significantly as a result of the exchange. Hydro accounts for certain non-monetary exchanges of assets at fair value and accounts for certain other nonmonetary exchanges of assets where Hydro has substantial continuing involvement without recognizing a gain or loss on the exchange.
Property, Plant and Equipment
Property, plant and equipment is carried at historical cost less accumulated depreciation, depletion and amortization. If a legal obligation for the retirement of a tangible long-lived asset is incurred, the carrying value of the related asset is increased by the estimated fair value of the asset retirement obligation upon initial recognition of the liability.
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, as described in FASB Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and disposition of the asset or group of assets working together to create identifiable, relatively independent cash flows. If the carrying amount is not recoverable, a write-down (impairment) to fair value is recorded.
Periodic maintenance and repairs applicable to production facilities are accounted for on an accrual basis. Normal maintenance and repairs for all other properties are expensed as incurred. Major replacements and renewals that materially extend the life of properties are capitalized and any assets replaced are retired.
Capitalized Interest Interest is capitalized as part of the historical cost of qualifying assets, which is amortized over the estimated useful life of the asset.
Leased Assets Leases which provide Hydro with substantially all the rights and obligations of ownership are accounted for as capital leases. Such leases are valued at the present value of the minimum lease payments or the fair value, if lower, and recorded as assets under Property, plant and equipment. The liability is included in Long-term debt. The capital leases are depreciated and the related liability reduced by the amount of the lease payment less the effective interest expense. All other leases are classified as operating leases and the lease payments are recognized as an expense over the term of the lease.
Exploration and Development Costs of Oil and Gas Reserves Hydro uses the successful efforts method of accounting for oil and gas exploration and development costs. Exploratory costs, excluding the cost of exploratory wells and acquired exploration rights, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense.
     Cost relating to acquired exploration rights are allocated to the relevant areas and capitalized, pending the determination of the existence of proved reserves. The acquired exploration rights are charged to operating expense when a determination is made that proved reserves will not be found in the area. Each block or area is assessed separately. All development costs for wells, platforms, equipment and related interest are capitalized. Capitalized exploration and development costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that Hydro uses future net cash flows to evaluate unproved properties for impairment, the improved reserves are risk adjusted before estimating future cash flows associated with those resources. Preproduction costs are expensed as incurred. For further information see note 27.
Depreciation, Depletion and Amortization Depreciation is determined using the straight-line method with the following rates:

Machinery and equipment	5 — 25 percent
Buildings	2 — 5 percent
Other	10 — 20 percent

F 10	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
Oil and gas producing properties are depreciated individually using the unit-of-production method as proved developed reserves are produced. Unit-of-production depreciation rates are reviewed and revised whenever there is an indication of the need for a change in the rates and at a minimum all producing fields are reviewed at least once a year. Any revisions in the rates are accounted for prospectively.
     Depreciation and depletion expense includes the accretion of discounted asset retirement obligations.
Asset Retirement Obligations
Hydro recognizes the estimated fair value of asset retirement obligations in the period in which it is incurred. Obligations for oil and gas installations are recognized when the assets are constructed and ready for production. Related asset retirement costs are capitalized as part of the carrying value of the long-lived asset and the liability is accreted for the change in its present value each reporting period. Liabilities that are conditional on a future event (e.g. the timing or method of settlement), whether under the control of Hydro or not, are recognized if the fair value of the liability can be reasonably estimated. Asset retirement costs are depreciated over the useful life of the related long-lived asset.
Intangible Assets
Intangible assets acquired individually or as a group are recorded at fair value when acquired. Intangible assets acquired in a business combination are recognized at fair value separately from goodwill when they arise from contractual or legal rights or can be separated from the acquired entity and sold or transferred. Intangible assets with finite useful lives are amortized on a straight-line basis over their benefit period. Intangible assets determined to have an indefinite useful life are not amortized but are subject to impairment testing on an annual basis.
Goodwill
When a business is acquired, the purchase price in excess of the identified fair value of assets and liabilities is accounted for as goodwill. Goodwill is not amortized, but is reviewed for impairment at a minimum on an annual basis and whenever indicators of possible impairment are observed. Goodwill is recorded at the reporting unit level, which is one level below the operating segments. For Hydro this is the sector level in Aluminium, and the Exploration & Production sub-segment level in Oil & Energy; see note 5 for a description of segments. The impairment test requires that the fair value of the reporting unit be compared to the carrying value of the reporting unit. For this purpose, the fair value of the reporting unit is estimated by management using valuation techniques.
Contingencies and Guarantees
Hydro recognizes a liability for the the fair value of obligations it has undertaken in issuing guarantees, including Hydro’s ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. Contingencies are recognized in the financial statements when probable of occurrence and can be estimated reliably.
Oil and Gas Royalty
Oil and gas revenue is recorded net of royalties payable in kind.
Shipping costs
Shipping and handling costs are included in Other operating expenses. Shipping and handling costs invoiced to customers are included in Operating revenues.
Research and Development
Research and development costs are expensed as incurred.
Emission Rights
Hydro accounts for government granted and purchased CO2 emission allowances at nominal value (cost) as an intangible asset. The emission rights are not amortized as they are either settled on an annual basis before year-end (matched specifically against actual CO2 emissions) or rolled over to cover the next year’s emissions; impairment testing is done on an annual basis. Actual CO2 emissions over the 95 percent level granted by the government are recognized as a liability at the point in time when emissions exceed the 95 percent level. Any sale of government granted CO2 emission rights is recognized at the time of sale at the transaction price. See note 16 for additional information.
Other Income (Expense), net
Transactions resulting in income or expense which are material in nature and from sources other than normal production and sales operations are classified as Other income and expense.
Income Taxes
Deferred income tax expense is calculated using the liability method in accordance with SFAS 109. Under this method, deferred tax assets and liabilities are measured based on the difference between the carrying value of assets and liabilities for financial reporting and their tax basis when such differences are considered temporary in nature. Deferred tax assets are reviewed for recoverability, and a valuation allowance is recorded against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized. Deferred income tax expense represents the change in deferred tax asset and liability balances during the year except for the deferred tax related to items charged directly to equity. Changes resulting from amendments and revisions in tax laws and tax rates are recognized when the new tax laws or rates become effective.
     Hydro recognizes the effect of uplift, a special deduction for petroleum surtax in Norway, at the investment date. Deferred taxes are not provided on undistributed earnings of most subsidiaries, as such earnings are deemed to be indefinitely reinvested.
Derivative Instruments
Hydro applies FASB Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities, as amended”, when accounting for derivatives, as well as when determining whether contracts are derivatives. Derivative financial instruments are marked-to-market with the resulting gain or loss reflected in net financial expense, except when the instruments meet the criteria for hedge accounting. Derivatives are classified as short-term if their final maturity date is within 12 months of the balance sheet date. If Hydro has master netting agreements, or the intention and ability to settle two

Notes to the consolidated financial statements	F 11
Norsk Hydro ASA and subsidiaries
or more derivatives net, they are presented net on the face of the balance sheet. Otherwise derivative contracts are presented gross at their fair value.
     Forward currency contracts and currency options are recognized in the financial statements and measured at fair value at each balance sheet date with the resulting unrealized gain or loss recorded in interest expense and foreign exchange gain (loss).
     Interest income and expense relating to swaps are netted and recognized as income or expense over the life of the contract. Foreign currency swaps are translated into Norwegian kroner at applicable exchange rates as of the balance sheet date with the resulting unrealized exchange gain or loss recorded in Financial income (expense), net. Swaption contracts are marked to their market value at each balance sheet date with the resulting unrealized gain or loss reflected in Financial income (expense), net.
     Derivative commodity instruments are marked-to-market with their fair value recorded in the balance sheet as either assets or liabilities. Adjustments for changes in the fair value of the instruments are reflected in the current period’s revenue and/or operating cost, unless the instrument is designated as a hedge instrument and qualifies for hedge accounting.
     Hedge accounting is applied when specific hedge criteria are met. The changes in fair value of the qualifying hedging instruments are offset in part or in whole by the corresponding changes in the fair value or cash flows of the underlying exposures being hedged. For cash flow hedges, gains and losses on the hedging instruments are deferred in Other Comprehensive Income (OCI) until the underlying transaction is recognized in earnings. When it is determined that a forecasted hedged transaction is not probable to occur, all the corresponding gains and losses deferred in OCI are immediately recognized in earnings. Any amounts resulting from hedge ineffectiveness for both fair value and cash flow hedges are recognized in current period’s earnings. For fair value hedges, both the changes in the fair value of the designated derivative instrument and the changes in the fair value of the hedged item are recognized currently in earnings.
     Energy contracts are accounted for according to EITF 02-3 “Issues involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”, and are recorded in the balance sheet at fair value unless those contracts qualify for the normal purchase or normal sale exemption. Energy contracts that do not meet the criteria of EITF 02-3 are treated as executory contracts with no gain or loss recognized prior to realization.
Share-Based Compensation
Hydro accounts for share-based compensation in accordance with Accounting Principles Board (APB) Opinion 25 as interpreted by FIN 28, and provides disclosures as required under the FASB Statement of Financial Accounting Standards No. 123 “Share-Based Payments”. For variable stock option awards and awards settled in cash, compensation cost is measured at the end of each period using the intrinsic method. For variable and cash settled awards where vesting depends on achieving a specified target share price increase, compensation cost is recognized when it is probable the performance criteria will be met. Compensation is charged to expense pro-rata over the vesting period.
     Hydro offers treasury shares to employees at discounted prices to encourage share ownership. Issuance of treasury shares at a discount to employees results in a charge to compensation expense based on the difference between the market value of the share at the date of issuance and the price paid by employees. For further information see note 4.
Pro Forma Information
The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123 to share appreciation rights.

In NOK millions,
except for earnings per share	2005	2004	2003

Net income, as reported	15,638	12,560	10,968
Add: share-based employee compensation expense included in reported net income, net of tax	48	8	—
Less: Total share-based compensation expense determined under the fair value method, net of tax	29	11	3
Pro-forma net income	15,657	12,557	10,965
Earnings per share:
Basic and diluted as reported	62.40	49.40	42.60
Basic and diluted, pro-forma	62.50	49.40	42.60

Employee Retirement Plans
Pension costs are calculated in accordance with FASB Statement of Accounting Standards No. 87 “Employers’ Accounting for Pensions” and FASB Statement of Accounting Standards No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Accumulated gains and losses in excess of 10 percent of the greater of the benefit obligation or the fair value of assets are amortized over the remaining service period of active plan participants.
Discontinued operations
When an asset or a group of assets are decided to be sold, they are reported as Assets held for sale in accordance with FASB Statement of Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, provided that certain criteria are met, including that it is probable that the sale will be completed within one year. When a component of the entity is sold or decided to be sold, it is reported as a Discontinued operation, provided that certain criteria are met. A component of the entity can be a reportable segment or a smaller unit which can be clearly distinguished, and for which separate financial information is available. Assets, liabilities, cash flows, results of operations and any gain or loss from disposal are excluded from Continuing operations and reported separately. Components to be disposed of other

F 12	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
than by sale are reclassified to Discontinued operations as of the date of disposal. Prior period’s assets, liabilities, cash flows and results of operations are reclassified to be comparable. Immaterial disposal groups are not classified as discontinued operations.
As a result of rounding adjustments, the figures in columns included in the financial statements may not add up to the total for that column.
Changes in Accounting Principles
Asset Retirement Obligations
In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 “Accounting for Conditional Asset Retirement Obligations”. This Interpretation is a clarification of the term “Conditional Asset Retirement Obligation” as used in Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” and requires an entity to recognize a liability for a legal obligation to perform asset retirement activities even though the retirement of the asset is conditional on a future event. Hydro has adopted FIN 47 as of 31 December 2005. The cumulative effect of the change in accounting principle related to FIN 47 is an after-tax decrease in net income of NOK 78 million.
     Effective 1 January 2003, Hydro adopted FASB Statement of Accounting Standards No. 143 “Accounting for Asset Retirement Obligations”. As a result of the new accounting standard, a positive after-tax effect of NOK 310 million was recorded as the cumulative effect of change in accounting principle in the Company’s 2003 results of 2003. For further information see note 21.
Inventory Cost
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 “Inventory Cost, an amendment of ARB 43, Chapter 4”. The standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recognized as current period charges rather than as a portion of the inventory cost. Hydro adopted the standard effective as of 1 July 2005. The impact of adopting SFAS 151 on Hydro’s financial statements has not been material.
Exchanges of Nonmonetary Assets
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. The statement amends APB 29 “Accounting for Nonmonetary Transactions”, FASB Statement of Financial Accounting Standards No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” and certain other standards. Hydro has implemented the provisions of SFAS 153 for nonmonetary exchange transactions as of 1 January 2005 with no material effect.
Suspended well cost
Effective for reporting periods beginning after the issuance date of 4 April 2005, the FASB Staff Position No. FAS 19-1 “Accounting for Suspended Well Costs” provides guidance in the accounting for exploratory well costs. Paragraph 19 of FASB Financial Accounting Standards Statement No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS 19) requires the cost of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. FSP FAS 19-1 amended SFAS 19 to allow suspended well costs to remain capitalized beyond one year from drilling if certain specific criteria are met and additional disclosures provided. Hydro has not recognized any changes to the amounts previously capitalized. For further information see note 27.
Consolidation of Variable Interest Entities
Effective 1 January 2004, Hydro adopted FASB Interpretation 46 (revised December 2003) “Consolidation of Variable Interest Entities” (FIN 46R), which is an interpretation of Accounting Research Bulletin No. 51 “Consolidated Financial Statements”, relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. These entities are referred to as variable interest entities or VIEs. FIN 46R provides guidance for determining which party retains the controlling financial interest in VIEs when such interest is achieved through arrangements other than voting rights. Implementation of the new requirements depended on when a company became involved with such entities. Because Hydro did not become involved with any new VIEs during the period 31 January to 31 December 2003 or have any interests in Special Purpose Entities (SPEs) as of 31 December 2003, implementation of the Interpretation was required as of 31 March 2004. See note 26 for additional information.
Contractual Mineral Rights
The FASB issued FSP FAS 142-2 “Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil- and Gas-Producing Entities” on 2 September 2004. This FSP is effective for the first reporting period beginning after the issuance date and clarifies that the costs for acquiring contractual mineral rights in oil and gas properties would continue to be recorded as those for tangible assets. It also addresses whether the scope exception within SFAS 142 for the accounting as pre-scribed in SFAS 19 extends to the balance sheet classification and disclosures for drilling and mineral rights of oil- and gas-producing entities. The FSP concluded that the scope exception in SFAS 142 extends to the balance sheet classification and disclosure provisions for such assets. The FSP confirms Hydro’s current practice.

Notes to the consolidated financial statements	F 13
Norsk Hydro ASA and subsidiaries
Energy contracts
Effective 1 January 2003, Hydro adopted EITF 02-3 “Issues involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”. This standard requires only energy contracts that meet the definition of a derivative according to FASB Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” and are held for trading, be recorded in the balance sheet at fair value. Other energy contracts are recorded at the lower of historical cost and fair market value. This change applies to contracts entered into before 25 October 2002. For contracts entered after 25 October 2002, the regulation applied from initial recognition. As a result of the new regulation, a negative after-tax effect of NOK 29 million was recorded as a cumulative effect of a change in accounting principle in the Company’s 2003 result.
Exit costs
Effective 1 January 2003 Hydro adopted FASB Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. The standard supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” and changed accounting for costs related to closing and restructuring an activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity’s commitment to an exit plan. Termination benefits for involuntary termination of employees that are not required to render services beyond a minimum retention period are expensed as of the date of employee notification.
New Pronouncements
Share-Based payment
In December 2004 the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment”. The revised standard requires all share-based payment plans to be recognized in the financial statements at fair value. Hydro will adopt SFAS 123 (R) as of 1 January 2006. The impact of the revised standard is not expected to be material for Hydro’s current share-based payment plans.
Accounting Changes and Error Corrections
In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. The standard applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition method. It generally requires retrospective application to prior periods’ financial statements for changes in accounting principles. The Standard is effective for accounting changes and error corrections occurring in periods beginning after 15 December 2005.
Inventory Counterparty Purchases and Sales
During 2005 the FASB ratified the consensus reached by the EITF on Issue No. 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. The EITF concluded that inventory purchase and sale transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29 (nonmonetary exchanges). The EITF also concluded that exchanges of inventory should be recognized at carryover basis except for exchanges of finished goods for either raw materials or work-in-process, which would be recognized at fair value. Issue No. 04-13 is effective for new arrangements entered into in the first interim period beginning after March 15, 2006. Hydro will implement EITF 04-13 no later than second quarter of 2006 with no material impact expected.
Altersteilzeit (ATZ) Early Retirement Programs
In June 2005 the EITF reached a consensus on Issue No. 05-05 “Accounting for the Altersteilzeit Early Retirement Programs and Similar Type Arrangements”. An Altersteilzeit Type II program is an early retirement program supported by the German government. This Issue addresses the accounting treatment of the annual bonus and additional pension contributions. The EITF consensus is that employee benefits provided under a Type II ATZ arrangement should be accounted for as a termination benefit under the FASB Statement of Financial Accounting Standards No. 112 “Employers’ Accounting for Postemployment Benefits”. Recognition of the cost of the benefits begins at the time individual employees enroll in the ATZ arrangements (e.g., sign a contract). The German government provides a subsidy to an employer related to the early retirement benefit payments if the employer has hired replacement employees. The EITF concluded that subsidies received under the ATZ arrangements should be accounted for when the employer meets the criteria necessary to receive the subsidy. The consensus is effective for plans within its scope in the first fiscal year that begins after 15 December 2005. Hydro has operations in Germany and is currently evaluating the accounting impact but does not expect the adoption of EITF 05-05 to materially impact the results of operations or financial position.
Recognition of buy/sell arrangements
In February 2005, the SEC issued guidance requiring companies to provide disclosures about their buy/sell arrangements. A buy/sell arrangement is one in which a company buys and sells a commodity with the

F 14	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
same counterparty under a single contract or separate contracts entered into concurrently. The first issue, recently discussed by the EITF and now addressed by EITF 04-13, concerns whether such buy/sell arrangements should be considered non-monetary exchanges accounted for at historical cost in accordance with APB Opinion No. 29, and, if so, when, if at all, could such arrangements be accounted for at fair value. A second issue is whether buy/sell arrangements should be presented gross as revenue and expense in the income statement, or whether such arrangements should be presented net.
     Hydro currently presents the trading of derivative commodity instruments and physical commodities where net settlement occurs on a net basis, with the margin included in operating revenues. Trading of physical commodities, which are not net settled, are generally presented on a gross basis in the income statement. Hydro has reviewed its presentation of certain buy/sell arrangements whereby commodities are sold and bought with the same counterparty. Hydro has concluded that net presentation on the income statement is a better representation of the underlying business purpose of certain contracts. As a result, effective 1 January 2005, these arrangements have been presented net in the income statement. These arrangements were previously presented gross in the income statement, and have been reclassified for comparison purposes. Total revenue under these contracts was NOK 1,534 million for 2004 and NOK 1,983 for 2003.

Note 2
Business combinations, dispositions and demerger

During the three years ended 31 December 2005, Hydro entered into the following significant business combinations and dispositions.
2005 Acquisitions
In September 2005 Hydro issued an offer to acquire Spinnaker Exploration Company (Spinnaker), a US based public company. The acquisition substantially increased Hydro’s presence and growth potential in the US Golf of Mexico. The transaction was completed 13 December after approval of Spinnakers shareholders and US authorities, and is reflected in Hydro’s consolidated results from that date. Spinnaker was engaged in exploration, development and production of oil and gas, mainly in the Gulf of Mexico. The consideration for all outstanding shares, including direct acquisition costs, amounted to NOK 16,534 million (USD 2,458 million).
     Assets acquired and liabilities assumed have been recognized at estimated fair value. The majority of the fair values are allocated to developed and undeveloped oil and gas properties. Seismic database licenses controlled by Spinnaker, and rights to acquire such licenses by paying a change of control fee have been allocated a combined value of around NOK 500 million, of which NOK 320 million relates to database licenses that Hydro gained control of upon the acquisition. As Hydro uses the successful effort method of accounting for oil and gas exploration, this part of the purchase price was expensed as Exploration expense at acquisition. The remaining net value of NOK 180 million will be expensed as the rights to acquire the seismic database licenses are exercised or expire during 2006. The allocation results in recognition of goodwill. The main contributors to goodwill are the difference between nominal deferred tax and the present value of deferred tax, and certain seismic information not qualifying for separate recognition as intangible assets. The allocation of purchase price is provisional, and may be changed as further information about the acquired assets and liabilities assumed becomes known through remaining planned analyses of expected reserves in oil and gas properties and intangible assets.

PRELIMINARY ALLOCATION OF PURCHASE PRICE:

Amounts in NOK million

Cash and cash equivalents	89
Other current assets	1,094
Property, plant and equipment	18,869
Goodwill	2,991
Short-term liabilities	(886)
Long-term liabilities	(5,622)

Estimated fair value of the net assets of Spinnaker	16,534

2005 Dispositions
In November 2005 Hydro agreed to sell its 68.8 percent ownership share in BioMar Holding A/S for a total consideration of NOK 947 million. The transaction was completed in December after approval of the relevant authorities, and resulted in a gain of NOK 693 million. BioMar was included in Other activities.
2004 Acquisitions
No major acquisition were agreed or completed during 2004.
2004 Dispositions
In June 2004, Hydro sold its German based alumina activities consisting of the 50 percent stake in the non-consolidated investee Aluminium Oxid Stade GmbH, the related chemical grade alumina business and the dedicated bauxite supply source represented by Hydro’s 10 percent share in Halco (Mining) Inc. The total consideration was NOK 677 million. The dispositions resulted in a total gain of NOK 35 million. In December 2003, Hydro entered into an agreement to sell 80.1 percent of Pronova Biocare for NOK 165 million. The sale was completed in January 2004, resulting in a gain of NOK 110 million.
2003 Acquisitions
No major acquisition were agreed or completed during 2003.
2003 Dispositions
During 2003, Hydro sold non-core subsidiaries and ownership interests for a total consideration of NOK 7.0 billion. The dispositions resulted in a total gain of NOK 995 million. In September 2002, KFK (later renamed BioMar Holding AS) entered into agreements to sell its Swedish feed and grain activities for approximately NOK 450 million. The sale was completed in January 2003 after approval from competition authorities. In December 2002, Hydro entered into an agreement for the sale of the Flexible Packaging unit for a total consideration of approximately NOK 3 billion. Flexible Packaging was acquired as part of the VAW acquisition in first quarter 2002, and is part of Other activities. The transaction was completed in April 2003, and did not result in any significant gain or loss. In June, Hydro transferred its interest in Sundsfjord Kraft ANS in exchange for 20.2 percent of the shares of SKS Produksjon AS resulting in a gain of NOK 326 million. In July, Hydro entered into an agreement for the sale of Carmeda AB, for approximately NOK 180 million, resulting in a gain of NOK 139 million. In September, Hydro entered into an agreement to sell its stake in Skandinaviska Raffinaderi AB (Scanraff) for approximately NOK 1.3 billion. The sale was completed in December, resulting in a gain of NOK 490 million. The agreement included the possibility of a price adjustment depending on the development in refinery

Notes to the consolidated financial statements	F 15
Norsk Hydro ASA and subsidiaries
margins during 2004 and 2005. High refinery margins during 2004 and 2005 have resulted in additional gain of NOK 59 million recognized in 2004 and NOK 65 million recognized in 2005.
Pro forma Information (Unaudited)
The following unaudited pro forma information has been prepared assuming Spinnaker Exploration Company was acquired as of the beginning of the periods presented.

Amounts in NOK million	2005	2004

Operating revenue	176,357	155,726
Operating income	45,121	29,621
Income before cumulative effect of change in accounting principles.	14,589	10,832
Net income	14,511	10,832

Earnings per share	57,90	42,60

The pro forma information has been prepared for comparability purposes only, and does not purport to be indicative of what the results of operations would have been had the transaction occurred on the dates described above. The pro forma information is based on Hydro’s reported results for 2005 and 2004. For Spinnaker, the pro forma information is based on their financial statements for 2004, and management accounts for 2005. Spinnaker’s results have been adjusted for the major effects of differences between full cost accounting and successful effort accounting for exploration for oil and gas.
     Spinnaker’s results have been translated into Norwegian kroner at average exchange rates for the periods. Pro forma adjustments are made for depreciation of fair value adjustments, mainly related to producing oil and gas fields which are depreciated according to the unit-of-production method based on proved reserves. Such depreciations are high as the acquisition took place during a period with substantially higher oil and gas prices than prices experienced in the period covered by the pro forma information. In addition, finance cost for the acquisition cost and deferred tax related to the above is included.
     The effect of the remaining acquisitions and dispositions for 2005 and 2004 is not significant.
Demerger 2004
In November 2003, Hydro’s Board of Directors concluded a plan to demerge the Company’s Agri activities and transfer the operations to a newly formed company, Yara International ASA. The plan was approved by the an Extraordinary General Meeting on 15 January 2004. The demerger was completed on 24 March 2004 and Yara was listed on the Oslo Stock Exchange with effect from 25 March 2004. Under the demerger plan, the demerger had financial effect from 1 October 2004. From this date, Yara International ASA assumed the risk of the agri activities. The demerger was reflected in the accounts as of the completion date, 24 March 2004. In the demerger process, substantial assets and liabilities, including subsidiaries and non-consolidated investees, were transferred to Yara. As a result of the demerger, Hydro’s share capital was reduced by 8.5 percent, representing the estimated relative value of the transferred Agri activities compared to the business activity retained by Hydro. The total equity reduction amounted to NOK 7,614 million. In accordance with the demerger plan, adjustments to the equity reduction may occur relating to the allocation of certain costs and liabilities where amounts are not fully determinable. Revisions are possible through the end of 2009. Possible related adjustments are not expected to be material.
     At the completion date, Hydro’s shareholders received shares in Yara International ASA equal to 80 percent of the to total value of Yara, based on a valuation completed at the time of the demerger plan (November 2003). The remaining shares in Yara International ASA were owned by Norsk Hydro ASA. The Company has subsequently sold its share holdings in Yara in connection with the demerger transaction. The demerger was reflected in the Company’s accounts based on historical values of the transferred assets and liabilities. Hydro did not recognize any gain or loss, or received any proceeds, as a result of the demerger transaction. Hydro received proceeds of NOK 2,619 million, and recognized a gain of NOK 533 million, from sale of its 20 percent ownership in Yara in March 2004. The gain is included in “Income from discontinued operations”.
     Under the Norwegian public limited companies act section 14-11, Hydro and Yara are jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger.
Income from discontinued operations
Income from discontinued operations includes operating results from activities which, according to the demerger plan, have been transferred to Yara International ASA. Effects directly related to Yara activities, the demerger process and Hydro’s sale of Yara shares are included. Results from Yara activities includes net income from subsidiaries transferred in the demerger. In addition income and expenses in Norsk Hydro ASA and certain holding companies abroad directly related to the Yara activities are included to the extent these activities are transferred to Yara or are terminated as a direct consequence of the demerger of Yara. Income from discontinued operations also includes financial expense related to loans in companies transferred to Yara. No financial expenses related to loans retained in Hydro are allocated to discontinued operations. External fees and similar expenses related to the waiving of Yara’s joint liabilities for certain of Hydro’s loans, and expenses directly related to the demerger process and Hydro’s sale of Yara shares are included. Hydro’s gain on sale of its shares in Yara International ASA, after direct sales expenses and tax, amounted to NOK 385 million. Tax is allocated to the sales gain based on tax rules enacted at the time of sale.
     For prior periods, assets and liabilities transferred to Yara in the demerger process are included in “Assets of discontinued operations” and “Liabilities of discontinued operations”, respectively. This includes assets and liabilities in subsidiaries transferred to Yara, assets and liabilities in business units separated from Hydro’s other activities for which separate accounts exists in addition to other identified assets transferred to Yara.
     Cash flows from discontinued operations includes cash flows from activities transferred to Yara and expenses directly related to the demerger. In addition, cash flows include Hydro’s sale of its shares in Yara immediately after the demerger in the amount of NOK 2,619 million, and Yara’s repayment of debt to Hydro in the amount of NOK 7.1 billion.
     The major part of discontinued activities relates to the Agri business area within Hydro’s segment reporting. Minor amounts also relate to Pronova which is included within Other businesses. In addition, Corporate and eliminations reflect the transfer to Yara of certain activities previously reported as part of Corporate, and demerger costs included in Corporate for 2003.
     Prior periods are restated to be presented on a comparable basis. The following table summarize financial information for the discontinued operations for the periods they are included in Hydro’s financial statements.

F 16	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

SUMMARY OF FINANCIAL DATA FOR DISCONTINUED OPERATIONS

NOK million	2005	2004	2003

Operating revenues	—	10,036	38,334
Operating income	—	936	2,633
Non-consolidated investees	—	131	610
Financial income (expense), net	—	(88)	47
Other income, net	—	—	40

Income before taxes and minority interest	—	979	3,330
Income tax expense	—	(307)	(1,015)
Minority interest	—	26	(3)

Income before sale of shares	—	698	2,312
Gain from sale of shares	—	533	—
Tax on gain from sale of shares	—	(148)	—

Net income US GAAP	—	1,083	2,312

31 December
NOK million	2005	2004

Current assets	—	—
Non-current assets	—	—

Total assets	—	—

Current liabilities	—	—
Long-term liabilities	—	—
Minority interest	—	—

Discontinued operations, net US GAAP	—	—

NOK million	2005	2004

Net cash provided by operating activities	—	838
Net cash provided by (used in) investing activities1)	—	8,840
Net cash used in financing activities	—	(109)
Foreign currency effects on cash flows	—	5

Net cash provided by discontinued operations	—	9,574

1)	Includes proceeds from sale of Yara shares and loan repayments from Yara.

Note 3
Consolidated shareholders’ equity

Norsk Hydro ASA had authorized and issued 258,954,428 ordinary shares having a nominal value of NOK 18.30 per share as of 31 December 2005 and 2004. As of 31 December 2003 Norsk Hydro ASA had authorized and issued 266,596,650 ordinary shares having a nominal value of NOK 20 per share. As of 31 December 2005, 8,815,964 shares were treasury stock resulting in 250,138,464 outstanding ordinary shares, and as of 31 December 2004, outstanding ordinary shares were 250,839,230. Remaining treasury stock may be used as consideration in connection with commercial transactions or share schemes for the employees and representatives of the Corporate Assembly and the Board of Directors. The weighted average number of outstanding shares used for calculating basic and diluted earnings per share was 250,807,304 for the year 2005, 254,411,433 for 2004 and 257,528,511 for 2003.
     In December 2004, an extraordinary General Meeting approved a capital reduction by cancellation of 2,808,810 treasury shares acquired in 2004 in a buyback program approved by the 2004 Annual General Meeting. These shares were acquired at a market price of NOK 1,239 million. The extraordinary General Meeting also authorized the redemption of 2,191,190 shares owned by the Norwegian State. As compensation, the State received NOK 981 million. The cancellation and redemption were completed in February 2005. In addition, the General Meeting authorized a new buyback program limited to 5,617,621 shares. As part of this program, a total of 10 million shares may be cancelled, including shares owned by the Norwegian State. A decision to cancel any of the shares repurchased requires approval by a minimum of two-thirds of the shares represented at a future General Meeting.
     In January 2004, an extraordinary General Meeting approved a capital reduction by cancellation of 1,484,300 treasury shares acquired in 2003 for a market price of NOK 555 million. The General Meeting also authorized the redemption of 1,157,922 shares owned by the Norwegian State. As compensation, the State received NOK 445 million. The cancellation and redemption were completed on 17 March 2004. In addition, the General Meeting approved the demerger of Norsk Hydro ASA, resulting in reduction of the nominal value of each Hydro share from NOK 20 to NOK 18.30. Each shareholder received one share in the newly established Yara International ASA, with a nominal value of 1.70 for each Hydro share. The demerger was completed on 24 March 2004.
     In 2005, Hydro sold 233,634 shares of its treasury stock to employees for a price of NOK 122 million.

Notes to the consolidated financial statements	F 17
Norsk Hydro ASA and subsidiaries

CONSOLIDATED SHAREHOLDERS’ EQUITY

Amounts in NOK million	Ordinary Shares issued		Additional	Total		Treasury Stock		Accumulated	Total
except number of shares	Norsk Hydro ASA		paid-in	paid-in	Retained	Norsk Hydro ASA		other compre-	shareholders’
in thousands	Number	Amount	capital	capital	earnings	Number	Amount	hensive income	equity

Balance 31 December 2002	266,597	5,332	15,088	20,420	63,260	(8,636)	(3,052)	(4,761)	75,867

Net income 2003					10,968				10,968
Dividend declared and paid (NOK 10.50 per share)					(2,711)				(2,711)
Minimum pension liability								(113)	(113)
Hedge of net investment								(333)	(333)
Cash flow hedges								35	35
Purchase of treasury stock						(1,484)	(555)		(555)
Treasury stock reissued to employees			(17)	(17)		235	83		66
Foreign currency translation								4,856	4,856

Balance 31 December 2003	266,597	5,332	15,071	20,403	71,517	(9,885)	(3,524)	(316)	88,080

Net income 2004					12,560				12,560
Dividend declared and paid (NOK 11.00 per share)					(2,811)				(2,811)
Net unrealized gain on securities								(2)	(2)
Minimum pension liability								(132)	(132)
Hedge of net investment								320	320
Cash flow hedges								(339)	(339)
Purchase of treasury stock						(2,809)	(1,239)		(1,239)
Treasury stock reissued to employees			19	19		285	102		121
Cancellation treasury stock	(4,294)	(82)	(1,511)	(1,593)	2	4,294	1,591		—
Redeemed shares, the Norwegian State	(3,349)	(63)	(1,363)	(1,426)					(1,426)
Demerger Yara International ASA		(448)	(1,749)	(2,197)	(5,957)			540	(7,614)
Foreign currency translation								(1,628)	(1,628)

Balance 31 December 2004	258,954	4,739	10,467	15,206	75,311	(8,115)	(3,070)	(1,557)	85,890

Net income 2005					15,638				15,638
Dividend declared and paid (NOK 20.00 per share)					(5,021)				(5,021)
Net unrealized gain on securities								(9)	(9)
Minimum pension liability								(510)	(510)
Hedge of net investment								33	33
Cash flow hedges								(751)	(751)
Purchase of treasury stock						(934)	(608)		(608)
Treasury stock reissued to employees			33	33		234	88		122
Foreign currency translation								711	711

Balance 31 December 2005	258,954	4,739	10,500	15,239	85,928	(8,816)	(3,590)	(2,083)	95,495

F 18	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

COMPONENTS OF TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME

	Net unrealized	Net unrealized	Net gain	Minimum	Net foreign	Total accumulated
	gain	gain (loss)	cash	pension liability	currency translation	other comprehen-
Amounts in NOK million	on securities	investment hedge	flow hedge	adjustment	loss	sive income (loss)

Balance 31 December 2002	11	81	1,114	(883)	(5,084)	(4,761)
Balance 31 December 2003	11	(252)	1,149	(996)	(228)	(316)
Balance 31 December 2004	9	102	810	(814)	(1,664)	(1,557)
Balance 31 December 2005	—	135	59	(1,324)	(953)	(2,083)

CHANGES IN OTHER COMPREHENSIVE INCOME AND RELATED TAX EFFECTS

	31 December 2005			31 December 2004 1)			31 December 2003
Amounts in NOK million	Pretax	Tax	Net	Pretax	Tax	Net	Pretax	Tax	Net

Net unrealized gain on securities	(12)	3	(9)	(3)	1	(3)	—	—	—

Net investment hedge	—	—	—	445	(125)	320	(462)	129	(333)
Companies sold	33	—	33	—	—	—	—	—	—

Net investment hedge	33	—	33	445	(125)	320	(462)	129	(333)

Cash flow hedge	(782)	219	(563)	(214)	60	(154)	385	(112)	272
Less: Reclassification of hedging gain	(261)	73	(188)	(256)	71	(185)	(331)	94	(237)

Net cash flow hedge	(1,043)	292	(751)	(470)	131	(339)	54	(18)	35

Minimum pension liability adjustment	(744)	234	(510)	(189)	57	(132)	(182)	69	(113)

Foreign currency translation	1,081	—	1,081	(1,625)	—	(1,625)	4,650	—	4,650
Companies sold	(370)	—	(370)	(3)	—	(3)	206	—	206

Net foreign currency translation	711	—	711	(1,628)	—	(1,628)	4,856	—	4,856

Total change in other comprehensive income	(1,055)	529	(526)	(1,845)	64	(1,781)	4,266	180	4,445

1)	Effects of the Yara demerger, NOK 540 million, are not included in the changes specified.

Notes to the consolidated financial statements	F 19
Norsk Hydro ASA and subsidiaries

Note 4
Remuneration and Share-Based Compensation

Members of the board of directors are elected for two-year terms. Remuneration to the Board of Directors consists of the payment of fees, and is based on the position of the board member and specific board committee appointments. Board fees for 2005 as well as any outstanding loans and share ownership as of 31 December 2005 are shown in the table below. Hydro did not have any guarantees made on the behalf of any of the board members during 2005.

	Board	Outstanding	Number
Board Member	Fees 1)	Loans 1) 2)	of Shares 3)

Jan Reinås	470	—	—
Borger A. Lenth	420	—	144
Elisabeth Grieg	280	—	6,080
Håkan Mogren	245	—	—
Ingvild Myhre	245	—	—
Kurt Anker Nielsen	280	—	—
Geir Nilsen 4)	230	300	78
Terje Friestad 4)	280	50	259
Odd Semstrøm 4) 5)	84	—	152
Sten Roar Martinsen 4) 6)	146	—	—

Total Board fees – 2005	2,680

1)	Amounts in NOK thousands.

2)	Mr. Nilsen’s loan is at an interest rate of 3.0-3.6 percent and has a repayment period of 4.5 years. Mr. Friestad’s loan is at an interest rate of 3.0 percent and has a repayment period of 2.5 years. Both loans are extended to the board members under an employee benefit scheme applicable to all employees in Norway.

3)	Number of shares includes related party share holdings as of 31 December 2005, in addition to the shares held directly by the board member.

4)	Employee representative on the board elected by the employees in accordance with Norwegian company law. As such, these individuals are also paid regular salary, remuneration in kind and pension benefits that are not included in the table above.

5)	Employee board representative until 12 May 2005.

6)	Employee board representative from 12 May 2005.
Corporate Management Board Remuneration
Hydro has a compensation system for top management consisting of three elements, fixed salary, performance-related bonus and share-based compensation (share appreciation rights). The fixed salary, or base pay, reflects the continuous performance of management and is in line with Hydro’s general policies for the determination of base pay. The annual bonus scheme is linked to the achievement of targets in the business plans for the various units. The intention of the stock option plan is to place management focus on the long-term creation of shareholder value.
     The president is entitled to retire at 60 years of age with a pension benefit representing around 65 percent of his base salary. In the event that employment of Mr. Reiten terminates for reasons other than serious misconduct, he has the right to salary for a three-year period, but not to extend beyond 60 years of age. Hydro’s obligation can be reduced by salary received or pension rights accrued from other sources. Out of the other members of the Corporate Management Board, three members have a retirement age of 62 years of age, and one member has a retirement age of 65 years of age.
Bonus is limited to a maximum of one-twelfth of their annual salary for employees. For approximately 100 managers with substantial responsibility for performance, the bonus is limited to a maximum of two-twelfths of their annual salary. For top management, approximately 30 managers, the bonus is limited to a maximum of one-fourth of their annual salary. For the president, the upper limit of the bonus is one-half of his annual salary. It is the actual improvements of Hydro’s activities that is measured and rewarded.
     Corporate management board salaries, bonus for 2004 paid in 2005, and the increase in the estimated value of pension benefits for 2005, as well as any loans outstanding as of 31 December 2005 are shown in the table below. Hydro did not have any guarantees made on the behalf of any of the corporate management board members during 2005.

					Estimated
					Change in
Corporate		Exercise	Remu-		Value of	Out-
Management		of Options	neration		Pension	standing
Board	Salary 1)	1)2)	in kind 1)	Bonus 1)	Benefits 3)	Loans 1)4)

E. Reiten	4,741	3,141	227	1,500	5,061	—
J.O. Ottestad	2,502	—	169	374	3,109	—
J.H. Nilsen 4)	2,924	—	210	453	2,134	155
T. Torvund 4)	3,165	—	220	419	2,144	944
H. Aasheim 5)	457	—	31	—	329	—
A.B. Gjørv 6)	567	—	50	257	203	—

1)	Amounts in NOK thousands.

2)	Mr. Reiten exercised 9,320 options on 10 November 2005 at an exercise price of NOK 331.14; the average of the five preceding trading days share price was NOK 668.20.

3)	Estimated change in value of pension benefit is calculated as the increase in Projected Benefit Obligations (PBO) calculated with stable assumptions. As such, the number includes both the annual accrual of pension benefits and the interest element related to the total accrued pension benefits.

4)	The loan to Mr. Nilsen was entered into prior to 30 July 2002. The loan has an interest rate of 3 percent and a repayment period of 7.5 years. The beginning balance of the loan to Mr. Torvund was entered into prior to 30 July 2002. During 2005, new loans of NOK 575,000 were entered into. Mr. Torvund’s total loans are in the process of being repaid and will be finalized in March 2006. The loans to Mr. Torvund have an interest rate between 3.0-3.6 percent. The loans to Mr. Nilsen and Mr. Torvund are issued under an employee benefit scheme applicable to all employees in Norway.

5)	Ms. Aasheim joined Hydro as a member of the corporate management board on 1 October 2005.

6)	Ms. Bech Gjørv stepped down from the corporate management board on 1 May 2005.

Executive Management Share-Based Compensation
Hydro has an Executive Stock Option Plan for each of the years 2002, 2003, 2004 and 2005. The Executive Stock Option Plan awards are granted each year to approximately 30 Hydro executives, including the president and CEO and the corporate management board. All of the plans are in the form of Stock Appreciation Rights (SARs), as the plans are cash settled upon exercise of the options. Compensation expense related to these plans is recognized using the intrinsic method. See note 1 for further information.
     In June 2005 the Board of Directors approved the 2005 Executive

F 20	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
Stock Option Plan for corporate officers and certain key employees, authorizing 118,000 stock options (SARs). On 1 July 2005, 28 Hydro executives were granted a total of 118,000 SARs, with a vesting period of 3 years, an exercise period of 3 years and an exercise price of NOK 622 when the market price was NOK 603. As of 31 December 2005, 118,000 SARs were outstanding, with a remaining contractual life of five and one-half years, none of which were vested and therefore not exercisable.
     For all four plans, in order to remain eligible to exercise vested SARs in the future and to receive new grants, plan participants are required to convert the net after-tax value of exercised SARs into an equivalent value of Hydro shares. All net proceeds from the exercise of the SARs must be converted into Hydro share ownership until, at a minimum, a share value holding of between 50 percent and 200 percent of their annual salary is achieved. The minimum share holding is established based on management position, with the president and CEO required to maintain 200 percent of base pay, members of the corporate management board required to maintain 100 percent of salary and all other plan participants required to maintain a investment value in Hydro shares equal to 50 percent of their salary.
     Corporate management board SAR activity during 2005, as well as year-end SARs outstanding and year-end share ownership are given in the table below.

							Weighted	Intrinsic	Number
							Average	Value of	of
							Exercise Price	Outstanding	Shares
Corporate		SARs	SARs		SARs	SARs Out-	of SARs Out-	Options	Held
Management	SARs	Granted	Vested	SARs	Exercised	standing	standing as of	(NOK	31.12.
Board	31.12.2004	01.07.2005	in 2005	Forfeited 1)	in 2005	31.12.2005	31.12.2005	Thousands)2)	20053)

Eivind Reiten	35,000	15,000	9,320	680	9,320	40,000	492.16	8,034	13,664
John O. Ottestad	24,000	10,000	6,524	476	—	33,524	459.12	9,111	8,261
Jon-Harald Nilsen	24,000	10,000	6,524	476	—	33,524	459.12	9,111	293
Tore Torvund	24,000	10,000	6,524	476	—	33,524	459.12	9,111	3,686
Hilde Aasheim 4)	—	—	—	—	—	—	—	—	—
Alexandra Bech Gjørv 5)	21,000	—	6,524	476	6,524	14,000	398.81	4,119	2,203

1)	SARs amounting to 6,8 percent of total number granted were forfeited as the total shareholder return target was not achieved during the vesting period.
2)	Share price 31 December 2005 less exercise price multiplied by the number of SARs outstanding as of year-end.
3)	Number of shares held includes related party share holdings as of 31 December 2005, in addition to the shares held directly by the corporate management board member.
4)	Ms. Aasheim joined Hydro as a member of the corporate management board on 1 October 2005.

5)	Ms. Bech Gjørv stepped down from the corporate management board on 1 May 2005.

For all four plans, upon exercise the option holder receives a cash payment equal to the difference between the exercise price and the average market price of the Company’s stock for the five trading days previous to exercise date. Similar to the 2005 SAR plan, the 2004 plan has a 3-year vesting period and an exercise period of 3 years. The 2003 and 2002 plans have a vesting period of 3 years and an exercise period of 2 years. In addition, the option vesting schedules for the 2003 and 2002 plans are based on total shareholder return, as defined in the 2002 and 2003 plans. If shareholder return is less than 12 percent between the grant date and vesting date, none of the granted options vest. If the shareholder return is between 12 percent and 20 percent over the vesting period, the corresponding percentage of options that vest increases linearly between 20 percent and 100 percent. On 30 June 2005, the vesting date for the 2002 SARs, the total shareholder return target of 20 percent was not met, and only 93,2 percent of the total of 92 500 granted options were vested. Vesting of the 2003 SARs is dependent on the total shareholder return between 1 July 2003 and 30 June 2006. The 2004 and 2005 plans do not contain a vesting requirement based on total shareholder return.
     The fair value at grant date is measured using a Black-Scholes option pricing model. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Hydro’s stock options may have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The following estimates were used to estimate the option fair value at grant date for 2005, 2004 and 2003:

	2005	2004	2003

Expected option life at grant date	4.0	4.0	4.0
Risk-free interest rate	2.78%	3.35%	3.87%
Expected volatility	25.32%	25.79%	26.79%
Expected Dividend per share, NOK	20.00	12.00	11.50
Estimated weighted average fair value per option, NOK	95.65	69.95	47.87
Fair value of total options granted during fiscal year, NOK thousands	11,287	8,743	4,667

Notes to the consolidated financial statements	F 21
Norsk Hydro ASA and subsidiaries

				Weighted
		Weighted		Average
		Average	Exercise	Market
		Exercise	Price at	Price at	Vesting	Exercise
Share Appreciation Rights 1)	Options	Price (NOK)	Grant Date	Grant Date 2)	Period	Period

Outstanding 1 January 2003	175,000	374.80

Granted 8 August - 15 September 2003	97,500		321.62	341.03	Grant Date — 30.06.2006	01.07.2006 — 30.06.2008
Exercised	—
Forfeited	—
Expired	—

Outstanding 31 December 2003	272,500	345.98

Exercisable 31 December 2003	—

Granted 9 September 2004	125,000		476.00	446.50	09.09.2004 — 30.06.2007	01.07.2007 — 30.06.2010
Exercised	—
Forfeited	(82,500)	390.40
Expired	—

Outstanding 31 December 2004	315,000	385.68

Exercisable 31 December 2004	—

Granted 1 July 2005	118,000		622.00	603.00	01.07.2005 — 30.06.2008	01.07.2008 — 30.06.2011
Exercised	(62,910)	331.14
Forfeited 3) 4)	(9,790)	327.74
Expired	—

Outstanding 31 December 2005	360,300	474.17

Exercisable 31 December 2005	23,300	331.14

1)	All options granted and then canceled or exercised related to the 2004 Yara de-merger are excluded from this table.
2)	Close of day share prices, adjusted for changes in group structure, as appropriate.
3)	Stock options granted in 2002 totaling 6,290 (6.8 percent of total number options granted) forfeited as of 30 June 2005. Options were forfeited as the total shareholder return target was not met during the vesting period.
4)	Includes options totaling 3,500 that were forfeited upon resignation from the Company.

United Kingdom Employee Share-Based Compensation
In 1988, Hydro established a stock option share purchase program for employees in the United Kingdom. The stock option purchase program is organized in an independent trust. The trust acquired shares in the market at the time the options were granted. The last options were granted in July 2002 and the program will be operational until July 2012, when the last remaining options expire. The program consists of three different schemes following amendments to the original scheme rules.
     Each year the employees were given the option to acquire a limited number of shares at a fixed price during a period from the third to the tenth year from the grant date. The exercise price of the shares equals the share price at the time the options were granted. During 2003, 34,867 options were exercised and a total of 3,653 options expired. At year-end 2003, 199,897 options were outstanding and the trust kept a balance of 210,649 shares. During 2004, 104,120 options were exercised and 8,274 options expired. At year-end 2004 87,503 options were outstanding and the trust’s balance of shares at 31 December 2004 was 122,916. During 2005, 51,593 options were exercised and 970 options expired. At year-end 2005 34,917 options were outstanding and the trust’s balance of shares at 31 December 2005 was 122,916. Activity during 2005 is given in the table below.

	Average	Strike
	Number	Price
	of Shares	(NOK)	1)

Options outstanding as of 31 December 2004	87,503	345.98
Options Exercised during 2005	51,593	352.82
Options Expired during 2005	993	342.34
Options Outstanding as of 31 December 2005	34,917	337.44

1)	Presentation in NOK is based on a translation from GBP using the 31 December 2005 exchange rate of 11.652.

F 22	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
Employee Share Purchase Plan
Hydro has established a subsidized share-purchase plan for employees in Norway. The Norwegian plan payout is based on share price performance and is therefore share-based compensation. Under the plan, Hydro employees receive a NOK 1,500 share-purchase rebate to purchase shares of Norsk Hydro, which corresponds to a 20 percent discount from the market price. If shareholder return, as defined by the plan, meets or exceeds 12 percent in the period from 1 January to 31 December (the measurement period), employees receive an additional rebate of NOK 4,500, for a total rebate of NOK 6,000. The total rebate of NOK 6,000 corresponds to a 50 percent discount from the market price. The award share price is the employee’s actual cost per share based on the market price less rebate at the award date. Employees are eligible to receive an offer to purchase shares under this plan if they are 1) employed by Norsk Hydro ASA or a 90 percent or more owned Norwegian subsidiary, and 2) are employed as of 31 December through the date of the offer of the share-purchase (typically late February or early March of the following year).
     Details related to the employee share-purchase plan are given in the table below.

Performance
Measurement	01.01.05-	01.01.04-	01.01.03-	01.01.02-
Period	31.12.05	31.12.04	31.12.03	31.12.02

Total shareholder return performance target achieved	≥ 12%	≥ 12%	≥ 12%	<12
Employee rebate, NOK	6,000	6,000	6,000	1,500
Employee rebate, percent	50%	50%	50%	20%
Award share price, NOK	—	260.25	212.25	223.92
Total number of shares issued to employees	—	233,634	285,152	235,768
Compensation expense related to the award, NOK thousands	—	60,803	60,524	13,198

Note 5
Operating and geographic segment information

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources. Generally, financial information is required to be disclosed on the same basis that is used internally enabling investors to see the company through the eyes of management.
     Hydro’s operating segments are managed separately and each operating segment represents a strategic business area that offers different products and serves different markets. Hydro’s operating segments are the two business areas Oil & Energy and Aluminium. For reporting purposes, the business areas are divided into sub-segments, each of which comprises one or more sectors or a combination of sectors and business units. Sub-segments are not operating units, but their results are presented in order to illustrate the results of upstream and downstream activities within a value chain of Hydro’s vertically integrated activities.
     Oil & Energy consists of Exploration and Production, and Energy and Oil Marketing. Exploration and Production is responsible for Hydro’s oil and gas exploration, field development, and operation of production and transportation facilities. Energy and Oil Marketing includes Hydro’s commercial operations in the oil, natural gas and power markets, the operation of Hydro’s power stations and Hydro’s share of natural gas transportation systems as well as marketing and sale of refined petroleum products (gasoline, diesel and heating oil) to retail customers. Energy and Oil Marketing buys and/or markets almost all oil production from Exploration and Production, and sells the equity gas production on a commission basis.
     Aluminium consists of the sub segments Metals, Rolled Products and Extrusion and Automotive. The Aluminium activities are organized in sectors representing various businesses, with separate management. The sector results are reviewed by the business area management. Metals’ activities include the production of primary aluminium,alumina, remelting of metal, and the international trading of aluminium, aluminium products and alumina. The sub segment comprises the sectors Primary Metal and Metal Products. Rolled Products delivers foil, strip, sheet and plate for application in such sectors as packaging, automotive and transport industries, as well as for offset printing plates. Extrusion and Automotive is involved in the manufacture and sale of extruded and cast aluminium products and components as well as production of primary magnesium for the automotive industry. The sub segment comprises the sectors Extrusion and Automotive. Effective 1 February 2006, Hydro has decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub segments.
     Other activities consist of Polymers, BioMar AS (sold in December 2005), VAW Flexible Packaging (sold April 2003) and certain other activities. Polymers is a producer of the plastic raw material polyvinyl chloride (PVC) in Scandinavia and in the UK. BioMar’s main activity is production and sale of fish feed.

Notes to the consolidated financial statements	F 23
Norsk Hydro ASA and subsidiaries
Operating Segment Information
Hydro’s segment reporting, presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and related Information, includes two measures of segment results, “Operating Income” and “Adjusted EBITDA” which both are regularly reviewed by senior management. “Operating Income” is defined in accordance with the Norwegian Accounting Act, and is consistent with the same measure for the Group. The segment measures are an integral part of Hydro’s steering model. Hydro’s management makes regular use of both these measures to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views the combination of these measures, in combination with other reported measures, as providing a better understanding – for management and for investors – of the operating results of its business segments for the period under evaluation compared to relying on one of the measures.
     Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, interest expense, depreciation, amortization and write-downs”. Adjusted EBITDA is a measure that includes in addition to “Operating income”, “Interest income and other financial income”, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro has chosen to include interest income in Adjusted EBITDA.
     Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is presented only for the Group as a whole.
     Intersegment sales and transfers reflect arms length prices as if sold or transferred to third parties. Transfers of businesses or assets within or between Hydro’s segments are not considered to be intersegment sales, and are reported without recognizing gains or losses. Results of activities considered incidental to Hydro’s main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption “Corporate and eliminations”. These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the operating segments are included in Corporate and Eliminations.
     The accounting policies of the operating segments reflect those described in the summary of significant accounting policies in Note 1 to Hydro’s financial statements, with the following exceptions: Certain internal commodity contracts may meet the definition of a derivative under SFAS 133. However, Hydro considers these contracts as sourcing of raw materials or sale of own production even though contracts for various reasons include clauses that meets the definition of a derivative. Such internal contracts are accounted for as executory contracts. Also certain internal contracts may contain lease arrangements that qualify as capital leases. However, Hydro management has allocated the responsibility for assets to a segment, and this allocation is reflected in the segment reporting even though contract clauses may indicate that another segment leases the assets under a capital lease arrangement. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based on either a premium charged by the scheme (UK) or a charge based on estimated service cost (Norway and Germany). Any difference between these charges and pension expenses measured in accordance with GAAP is included in Corporate and Eliminations. Similarly, a pension liability or prepaid pension expense for these defined benefit plans is reported on an unallocated basis as part of Corporate and Elimination.
      Subsequent to the issuance of Hydro’s annual consolidated financial statements for 2005, management determined that certain intersegment revenues and expenses for the years 2005, 2004 and 2003 were incorrectly disclosed. As a result, such amounts have been restated from the amounts previously reported. These disclosures had no impact on the consolidated financial positions, revenues, or results of operations.

F 24	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

	External revenues			Internal revenues			Total operating revenues
NOK million	2005	2004	2003	2005 As restated	2004 As restated	2003 As restated	2005 As restated	2004 As restated	2003 As restated

Exploration and Production	18,362	13,519	12,099	45,838	35,444	25,805	64,201	48,962	37,904
Energy and Oil Marketing 1)	65,742	51,303	41,438	6,698	6,017	6,491	72,440	57,319	47,928
Eliminations 1) 2) 6)	—	—	—	(50,166)	(37,136)	(27,326)	(50,166)	(37,136)	(27,326)

Hydro Oil & Energy	84,104	64,821	53,536	2,371	4,325	4,970	86,475	69,146	58,506

Metals 7)	36,024	33,525	25,729	18,937	18,385	13,411	54,961	51,910	39,140
Rolled Products	18,949	18,729	17,825	541	1,559	552	19,490	20,288	18,377
Extrusion and Automotive 7)	26,040	27,086	24,424	35	51	60	26,075	27,137	24,483
Other and eliminations 3)	(437)	50	190	(19,252)	(19,797)	(13,867)	(19,689)	(19,747)	(13,677)

Hydro Aluminium	80,575	79,391	68,167	261	198	156	80,836	79,589	68,323

Other activities 2) 4)	9,510	9,665	10,013	2,787	3,204	3,745	12,297	12,869	13,759
Corporate and eliminations 1) 2)	11	14	61	(5,419)	(7,727)	(8,871)	(5,407)	(7,713)	(8,810)

Total	174,201	153,891	131,778	—	—	—	174,201	153,891	131,778

1)	Certain internal revenues, including the effect of marked-to-market valuation of internal derivative contracts, were previously included in external revenues. These revenues, and the elimination thereof, are now reported as internal revenues. Prior periods have been reclassified for comparative purposes.
2)	Corporate and eliminations includes elimination of unrealized gain/loss on power contracts between Energy and other units in Hydro with a gain of NOK 1,391 million in 2005, loss of NOK 235 million in 2004 and a loss of NOK 141 million in 2003. In addition, gains and losses on electricity contracts, NOK 101 million, NOK 13 million and NOK 21 million are eliminated within the Oil and Energy Area in 2005, 2004 and 2003, respectively.
3)	Other and eliminations includes unrealized gains and losses related to LME contracts with a loss of NOK 1,021 million in 2005, a gain of NOK 175 million in 2004 and a loss of NOK 49 million in 2003.
4)	Other activities consist of the following: Polymers, BioMar AS (sold December 2005), Flexible Packaging (sold in April 2003), the industrial insurance company, Industriforsikring, and Hydro’s internal services.
5)	Corporate and elimination’s operating income (loss) and Adjusted EBITDA includes a net periodic pension cost of NOK 495 million for 2005, NOK 1,001 million for 2004 and NOK 1,111 million for 2003.
6)	Eliminations Oil & Energy includes elimination of unrealized gains on gas contracts with NOK 713 million in 2005 and NOK 144 million in 2004.
7)	During 2005 Hydro’s magnesium operations were transferred from Metals sub segment to Extrusion and Automotive sub segment because the automotive industry is the dominant customer segment for this business. In addition, the remelt operations in North America were transferred from Extrusion and Automotive and included in Metals, in order to combine the results from these activities with the Company’s worldwide primary and remelt metal results. Prior period amounts are reclassified accordingly.

Notes to the consolidated financial statements	F 25
Norsk Hydro ASA and subsidiaries

	Depreciation, depletion			Other operating			Operating income (loss)
	and amortization			expenses			before fin. and other income
NOK million	2005	2004	2003	2005 As restated	2004 As restated	2003 As restated	2005	2004	2003

Exploration and Production	9,961	9,752	9,052	13,645	10,848	10,352	40,594	28,363	18,500
Energy and Oil Marketing	651	640	592	68,214	54,030	44,668	3,575	2,650	2,668
Eliminations 2) 6)	—	—	—	(49,447)	(37,267)	(27,301)	(719)	132	(25)

Hydro Oil & Energy	10,612	10,391	9,643	32,412	27,610	27,719	43,451	31,144	21,143

Metals 7)	1,687	3,798	1,451	49,376	47,253	35,609	3,898	860	2,080
Rolled Products	773	687	650	17,962	18,975	17,595	754	626	132
Extrusion and Automotive 7)	2,473	1,477	1,314	24,702	25,413	22,859	(1,100)	248	310
Other and eliminations 3)	—	—	—	(18,649)	(19,818)	(13,610)	(1,041)	72	(67)

Hydro Aluminium	4,934	5,962	3,414	73,391	71,822	62,453	2,511	1,805	2,456

Other activities 4)	517	532	878	11,782	12,025	13,285	(2)	312	(404)
Corporate and eliminations 2) 5)	22	12	11	(5,902)	(6,311)	(7,252)	472	(1,414)	(1,569)

Total	16,086	16,898	13,947	111,683	105,146	96,205	46,432	31,847	21,625

	Equity in net income
	non-consolidated investees			Other income (expense), net			Adjusted EBITDA
NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Exploration and Production	6	4	29	—	—	—	50,601	38,168	27,624
Energy and Oil Marketing	108	73	81	65	59	815	4,456	3,478	4,226
Eliminations 2) 6)	(2)	(2)	(4)	—	—	—	(719)	132	(25)

Hydro Oil & Energy	112	75	107	65	59	815	54,339	41,777	31,826

Metals 7)	272	281	379	—	—	—	6,025	5,372	4,019
Rolled Products	(27)	(13)	(14)	—	—	—	1,565	1,361	835
Extrusion and Automotive 7)	100	113	67	—	—	—	1,495	1,850	1,710
Other and eliminations 3)	—	—	—	—	—	—	(1,041)	72	(67)

Hydro Aluminium	345	381	433	—	—	—	8,044	8,655	6,498

Other activities 4)	164	170	83	925	110	139	1,880	1,363	1,113
Corporate and eliminations 2) 5)	(1)	3	(3)	—	—	(2,207)	1,231	(680)	(809)

Total	619	629	620	990	169	(1,253)	65,493	51,116	38,627

F 26	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

	Current Assets 1)		Non-current Assets		Assets 1)
NOK million	2005	2004	2005	2004	2005	2004

Exploration and Production	14,939	9,072	87,536	61,262	102,475	70,334
Energy and Oil Marketing	17,723	9,683	21,934	18,896	39,657	28,579
Eliminations	(7,308)	(2,892)	(287)	18	(7,594)	(2,873)

Hydro Oil & Energy	25,354	15,863	109,183	80,176	134,537	96,039

Metals 8)	15,402	12,469	22,473	21,147	37,875	33,616
Rolled Products	6,930	6,405	6,245	6,782	13,175	13,187
Extrusion and Automotive 8)	8,139	8,283	9,947	10,827	18,086	19,109
Other and eliminations	(2,811)	(2,323)	(280)	(297)	(3,091)	(2,621)

Hydro Aluminium	27,660	24,833	38,385	38,459	66,045	63,292

Other activities 5)	4,740	6,034	5,202	5,393	9,942	11,427
Corporate and eliminations	12,539	23,676	4,132	5,809	16,671	29,484

Total	70,293	70,406	156,902	129,836	227,195	200,243

	Non-consolidated investees 2)		Segment debt 3)		Investments 4)
NOK million	2005	2004	2005	2004	2005		2004

Exploration and Production	52	18	10,090	5,411	33,846		10,606
Energy and Oil Marketing	2,528	2,310	15,117	8,137	2,333		1,460
Eliminations	18	19	(7,030)	(3,027)	—		—

Hydro Oil & Energy	2,598	2,347	18,177	10,520	36,179		12,067

Metals 8)	3,863	3,066	6,232	7,603	1,792	6)	4,244	7)
Rolled Products	1,430	1,532	3,115	3,339	545	6)	553
Extrusion and Automotive 8)	1,065	859	5,208	5,332	1,425		1,398
Other and eliminations	—	—	(2,022)	(2,478)	—		—

Hydro Aluminium	6,358	5,457	12,532	13,796	3,762		6,194

Other activities 5)	1,125	1,095	2,346	3,068	1,097		1,058
Corporate and eliminations	732	1,118	342	1,535	72		145

Total	10,814	10,017	33,396	28,919	41,110		19,464

1)	Current assets and assets exclude internal cash accounts and accounts receivables related to group relief.
2)	Non-consolidated investees comprices investments and advances, see note 13.
3)	Segment debt is defined as short-term interest from liabilities excluding income tax payable and short-term deferred tax liabilities.
4)	Additions to property, plant and equipment plus long-term securities, intangibles assets, long-term advances and investments in non-consolidated investees.
5)	Other activities consist of the following: Polymers, BioMar AS (sold December 2005), Flexible Packaging (sold in April 2003), the industrial insurance company, Industriforsikring, and Hydro’s internal services.
6)	Includes non-cash increase in investment from effect of change in accounting principle (FIN 47), of NOK 186 million in Metals and NOK 9 million in Rolled Products.
7)	Includes non-cash increase in investment from effect of change in accounting principle (FIN 46R), of NOK 1,275 million.
8)	During 2005 Hydro’s magnesium operations were transferred from Metals sub segment to Extrusion and Automotive sub segment because the automotive industry is the dominant customer segment for this business. In addition, the remelt operations in North America were transferred from Extrusion and Automotive and included in Metals, in order to combine the results from these activities with the Company’s worldwide primary and remelt metal results. Prior period amounts are reclassified accordingly.

Notes to the consolidated financial statements	F 27
Norsk Hydro ASA and subsidiaries

	Assets			Long-lived assets			Investments
Amounts in NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Norway	137,916	135,005	124,923	92,121	88,096	88,687	13,795	11,988	12,514

Germany	15,619	15,973	19,099	8,328	8,733	11,895	835	1,107	780
Sweden	4,299	4,453	4,633	1,085	1,163	1,417	198	187	267
Great Britain	2,669	2,724	2,628	1,093	1,056	1,088	171	136	128
France	2,340	2,483	2,713	627	690	729	60	99	155
Italy	2,284	2,037	1,967	876	704	646	291	160	89
The Netherlands	2,663	2,321	3,707	1,194	1,309	485	1	98	372
Denmark	1,330	3,664	4,189	944	1,781	1,941	136	152	338
Spain	962	1,191	1,301	321	530	608	18	38	28
Other	4,928	4,684	2,809	2,824	2,718	1,518	380	1,720	191

Total EU	37,094	39,530	43,046	17,292	18,685	20,328	2,090	3,696	2,345

Other Europe	1,391	1,597	1,728	1,134	1,327	1,559	49	169	258
Total Europe	176,401	176,132	169,697	110,547	108,107	110,573	15,934	15,854	15,117

USA	28,159	4,428	4,340	21,411	1,918	1,983	21,889	484	378
Canada	6,636	6,746	6,980	5,618	6,062	6,121	806	1,203	850
Other Americas	4,787	3,855	3,597	4,272	3,432	3,156	145	186	215
Africa	5,728	4,613	4,248	4,937	4,113	3,464	1,653	1,218	782
Australia and New Zealand	3,049	2,588	2,578	2,464	2,081	2,127	320	280	285
Asia	2,434	1,880	1,623	1,667	1,133	942	364	239	85
Total outside Europe	50,793	24,111	23,367	40,368	18,738	17,792	25,177	3,610	2,595
Total continued operations	227,195	200,243	193,064	150,915	126,846	128,365	41,110	19,464	17,712
Discontinued operations	—	—	25,566	—	—	10,801	—	—	1,188

Total	227,195	200,243	218,629	150,915	126,846	139,166	41,110	19,464	18,900

	Operating revenues
NOK million	2005	2004	2003

Norway	24,835	23,477	13,522

Great Britain	35,567	28,579	20,178
Germany	17,702	19,350	17,909
France	9,710	6,859	11,661
Sweden	9,543	8,400	9,828
Italy	6,868	7,360	6,517
The Netherlands	6,694	6,649	4,530
Spain	4,824	6,168	4,697
Denmark	1,220	1,201	2,031
Other	14,791	12,994	12,937

Total EU	106,920	97,561	90,287

Switzerland	6,631	5,603	4,659
Other Europe	2,349	1,658	1,727

Total Europe	140,735	128,299	110,195

USA	13,394	10,357	10,466
Canada	3,439	5,188	2,690
Other Americas	8,211	2,526	1,879
Asia	6,366	6,000	5,567
Australia and New Zealand	1,076	972	715
Africa	981	548	266

Total outside Europe	33,466	25,592	21,583

Total	174,201	153,891	131,778

The identification of assets, long-lived assets and investments is based upon location of operation. Included in long-lived assets are investments in non-consolidated investees; property, plant and equipment (net of accumulated depreciation) and non-current financial assets.
Operating revenues are identified by customer location.

F 28	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

Note 6
Restructuring costs

In October of 2001 Hydro discontinued production of primary magnesium in Norway. As a result, Hydro closed the Porsgrunn magnesium production facilities in March of 2002, and started the clean up and dismantling work. Dismantling and clean-up work was finalized in December 2004. Restructuring costs resulted in a credit of NOK 22 million in the income statement for 2004, representing the difference between the accrual relating to the restructuring and the final cost of the program, which ended in 2004.

Note 7
Operating costs and expenses

Operating costs include research and development, operating lease expense, bad debt, shipping and handling costs, and payroll and related costs as follows:

Amounts in NOK million	2005	2004	2003

Research and development expense	716	760	722
Bad debt	233	269	638

Shipping and handling costs	3,205	3,151	2,966

Operating lease expense: 1)
Drilling rigs, ships, office space	880	689	685
Office space leased from Hydro’s independent pension trust	233	225	199

Total	1,112	914	884

Payroll and related costs:
Salaries	13,461	13,847	13,574
Social security costs	2,256	2,319	2,280
Social benefits	463	543	642
Net periodic pension cost (Note 20)	2,185	2,121	2,073

Total	18,366	18,830	18,569

1)	Total minimum future rentals of NOK 7,529 million are due under non-cancelable operating leases as follows (in NOK million): 2006 —1,427; 2007 — 2,317; 2008 — 1,784; 2009 — 1,109; 2010 — 357; and thereafter — 535.
Estimating earnings relating to research and development costs incurred is considered impracticable for the years ended 31 December 2005, 2004 and 2003.

Note 8
Financial income and expense

Amounts in NOK million	2005	2004	2003

Interest income	897	927	971
Net gain on securities	168	72	182
Dividends received	170	164	136

Interest income and other financial income	1,235	1,163	1,291

Interest expense	(1,745)	(2,077)	(2,782)
Capitalized interest	867	664	715
Net foreign exchange gain (loss)	(2,159)	1,350	1,034
Other, net 1)	(89)	(964)	(104)

Interest expense and foreign exchange gain (loss)	(3,125)	(1,027)	(1,136)

Financial income (expense), net	(1,890)	137	155

1)	Other, net includes premium paid for early retirement of long-term debt (breaking costs) of NOK 6 million for 2005 and NOK 938 million for 2004.

Note 9
Other income and expense

For the year 2005, other income was NOK 990 million. Other income consisted of a gain of NOK 233 million on the sale of Hydro’s remaining interest in Pronova Biocare, a gain of NOK 65 million related to the final settlement of the 2003 sale of Hydro’s share in the Skandinaviska Raffinaderi AB, the Scanraff oil refinery, and a gain of NOK 693 million on the disposal of the 68.8 percent interest in Biomar.
     For 2004, other income was NOK 169 million. Other income consisted of a gain on the divestment of 80.1 percent of Pronova Biocare of NOK 110 million and a gain of NOK 59 million related to an adjustment of the price for the 2003 sale of Hydro’s share in Scanraff.
     For the year 2003, other income and expense resulted in a loss of NOK 1,253 million. The loss included a charge of NOK 2,207 million resulting from new Norwegian tax regulations relating to the removal costs for oil and gas installations on the Norwegian Continental Shelf. In accordance with earlier regulations, removal costs could not be deducted when calculating taxable income. Instead, the Norwegian state assumed a portion of the removal costs by means of a special removal grant. The new rules permit removal costs to be deducted from taxable income. The amendment resulted in a charge in the second quarter representing the estimated value of expected grants. At the same time a deferred tax asset representing the value of the new tax deductions was included as a reduction to the tax provision for the second quarter in the amount of NOK 2,380 million. Further, other income consisted of a gain on the sale of Hydro’s share in Scanraff of NOK 490 million. The remaining NOK 464 million consisted of a gain from the transfer of Hydro’s interest in the Sundsfjord power plant (NOK 326 million) and a gain on the disposal of Carmeda AB (NOK 138 million).

Notes to the consolidated financial statements	F 29
Norsk Hydro ASA and subsidiaries

Note 10
Income taxes

Amounts in NOK million	2005	2004	2003

Income from continuing operations before taxes and minority interest:
Norway	40,254	29,378	19,657
Other countries	5,898	3,403	1,489

Total	46,152	32,781	21,146

Current taxes:
Norway	28,784	22,537	13,696
Other countries	2,053	1,605	812

Current income tax expense	30,837	24,142	14,508

Deferred taxes:
Norway	(217)	(2,340)	(1,487)
Other countries	(302)	(606)	(98)

Deferred tax expense (benefit)	(519)	(2,945)	(1,585)

Total income tax expense	30,317	21,197	12,923

COMPONENTS OF DEFERRED INCOME TAX EXPENSE

Amounts in NOK million	2005	2004	2003

Deferred tax expense (benefit), excluding items below	(1,532)	(2,295)	734
Benefits of tax loss carryforwards	(575)	157	(79)
Tax expense (benefit) allocated to other comprehensive income	529	64	188
Effect of tax law changes	5	(846)	(70)
Non-recurring effect of tax law changes relating to the removal costs for oil and gas installations	—	—	(2,380)
Net change in valuation allowance	1,054	(25)	22

Deferred tax expense (benefit) — US GAAP	(519)	(2,945)	(1,585)

RECONCILIATION OF NORWEGIAN NOMINAL STATUTORY TAX RATE TO EFFECTIVE TAX RATE

Amounts in NOK million	2005	2004	2003

Expected income taxes at statutory tax rate 1)	12,923	9,179	5,921
Petroleum surtax 2)	18,739	13,977	9,980
Uplift benefit 2)	(1,357)	(967)	(990)
Hydro-electric power surtax 3)	84	163	152
Tax law changes	5	(846)	(70)
Non-recurring effect of tax law changes relating to the removal costs for oil and gas installations	—	—	(2,380)
Losses and other deductions with no tax benefit	1,067	139	216
Non-deductible expenses	105	119	43
Foreign tax rate differences	319	145	170
Tax free income	(683)	(473)	(619)
Dividend exclusion	(23)	(37)	(12)
Losses and other benefits not previously recognized	(579)	(146)	(100)
Other, net	(281)	(56)	611

Income tax expense — US GAAP	30,317	21,197	12,923

Effective tax rate — US GAAP	65.7%	64.7%	61.1%

1)	Norwegian nominal statutory tax rate is 28 percent.
2)	Income from oil and gas activities on the Norwegian Continental Shelf is taxed according to the Petroleum Tax Law. This stipulates a surtax of 50 percent after deducting uplift, a special deduction for surtax, in addition to normal corporate taxation of 28 percent.
3)	A surtax of 27 percent is applied to taxable income, with certain adjustments, for Norwegian hydro-electric power plants. The surtax comes in addition to the normal corporate taxation. Tax depreciation, including that from the upward revision of basis under the new law, is deductible for both corporate tax and surtax purposes.

F 30	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
The tax effects of temporary differences and tax loss carryforwards giving rise to deferred tax assets and liabilities were as follows as of 31 December, 2005 and 2004.

	US GAAP Deferred Tax
	Assets	Liabilities	Assets	Liabilities
Amounts in NOK million	2005	2005	2004	2004

Short-term:
Marketable securities	4	—	—	(4)
Inventory valuation	435	(410)	178	(295)
Accrued expenses	1,174	(1,115)	899	(558)
Unrealized exchange (gains) losses	958	(852)	354	(725)
Uplift benefit	1,068	—	766	—
Other	5	—	162	—

Long-term:
Unrealized exchange (gains) losses	736	(1,350)	695	(223)
Property, plant and equipment	6,325	(40,893)	5,617	(34,862)
Capitalized interest	—	(3,506)	—	(3,379)
Exploration drilling costs	—	(2,455)	—	(2,323)
Other non-current assets	544	(600)	338	(629)
Accrued expenses	1,179	(681)	1,005	(473)
Pensions	2,209	(1,430)	1,574	(1,390)
Deferred (gains) losses on sales	169	(575)	204	(974)
Uplift benefit	1,740	—	1,613	—
Abandonments and decommissioning accruals	4,866	—	4,395	—
Cash Flow Hedges	13	(42)	—	(320)
Other	788	(697)	842	(1,156)
Tax effect of tax loss carryforwards	3,290	—	1,471	—

Subtotal	25,503	(54,606)	20,113	(47,311)

Total valuation allowance	(2,591)	—	(967)	—

Gross deferred tax assets and liabilities	22,912	(54,606)	19,146	(47,311)

Deferred income taxes have not been provided for on undistributed earnings of foreign subsidiaries, amounting to NOK 28,207 million, since those earnings are considered to be indefinitely invested. No deferred income taxes have been recognized on undistributed earnings of Norwegian subsidiaries which can be remitted tax-free as dividends.
     At the end of 2005, Hydro had tax loss carryforwards of NOK 10,118 million, primarily in United States, Norway, Canada, Jamaica, Malaysia, Spain and Trinidad. Carry forward amounts expire as follows:

Amounts in NOK million

2006	46
2007	12
2008	65
2009	30
2010	79
After 2010	6,007
Without expiration	3,880

Total tax loss carryforwards	10,118

Note 11
Short-term investments

Amounts in NOK million	2005	2004

Bank, time deposits	1,851	9,151
Marketable equity securities	517	416
Debt securities and other	1,498	1,404

Total short-term investment	3,865	10,970

The net change in unrealized gains on securities for the years ended 31 December 2005, 2004 and 2003 was a net gain of NOK 90 million, a net gain of NOK 91 million and a net gain of NOK 284 million, respectively. Total cost of marketable equity securities and debt securities and other was NOK 1,886 million and NOK 1,781 million as of 31 December 2005 and 2004, respectively.

Note 12
Inventories and other current assets

Amounts in NOK million	2005	2004

Finished goods	6,736	6,096
Work in progress	2,598	2,211
Raw materials	5,218	4,543

Total inventories	14,553	12,851

Prepaid expenses	6,171	3,653
Other current assets	9,742	6,825

Total prepaid expenses and other current assets	15,912	10,478

Notes to the consolidated financial statements	F 31
Norsk Hydro ASA and subsidiaries

Note 13
Non-consolidated Investees

	Naturkraft	Hydro	Alunorf	Alunorte	Søral	Aluchemie	Meridian	QVC	Noretyl	Other	Total
Amounts in NOK million		Texaco

Balance 01.01.2004	4	1,057	1,576	902	568	460	586	310	437	4,262	10,162
Investments (sale), net	43	8		284		524				(327)	532
Change in long-term advances, net						(430)		(54)	(85)	(96)	(665)
Transfers (to) from other investments										(64)	(64)
Hydro’s share of net income (loss)	(26)	39	45	375	175	7	68	111	53	192	1,039
Amortization and write-down		(8)	(59)	(18)		(10)				(315)	(410)
Dividends and other payments received by Hydro		(126)			(100)		(26)			(75)	(327)
Foreign currency translation and other		(7)	(30)	1		13	(35)	(6)		(186)	(250)

Balance 31.12.2004	21	963	1,532	1,544	643	564	593	361	405	3,391	10,017

Changes in 2005:
Investments (sale), net	300			180						(46)	435
Change in long-term advances, net									(70)	(400)	(470)
Transfers (to) from other investments										(20)	(20)
Hydro’s share of net income (loss)	(41)	30	29	279	196	6	60	88	50	53	750
Amortization and write-down			(56)	(21)		(15)				(39)	(131)
Dividends and other payments received by Hydro		(48)	(12)	(27)	(100)	(2)	(35)			(99)	(323)
Foreign currency translation and other		(51)	(63)	413	(19)	(18)	70	63		160	555

Balance 31.12.2005	280	895	1,430	2,368	721	537	688	512	385	3,000	10,814

SPECIFICATION OF NON-CONSOLIDATED INVESTEES

				Hydro’s current
Amounts	Percentage	Investments in		receivable
NOK million,	owned	and advances		(payable), net
except ownership	by Hydro	to investees		with investees
	2005	2005	2004	2005	2004

Naturkraft	50.0%	280	21	—	—
Hydro Texaco	50.0%	895	963	43	25
Alunorf	50.0%	1,430	1,532	254	(274)
Alunorte	34.0%	2,368	1,544	—	(81)
Søral	49.9%	721	643	(165)	(110)
Aluchemie	36.2%	537	564	—	(6)
Meridian	49.0%	688	593	36	(26)
QVC	29.7%	512	361	1	2
Noretyl	50.0%	385	405	25	39
Others		3,000	3,391	(245)	184

Total		10,814	10,017	(51)	(247)

A description of significant investees’ business, majority owners and the nature of related party transactions with Hydro including amounts if material follow:
     Naturkraft AS, part of Energy and Oil Marketing, is a joint venture between Hydro and Statkraft (50 percent each). Naturkraft is currently constructing a gas power plant. It is expected that the power plant will be finalized during autumn 2007. Each of the partners will supply gas to the power plant for conversion to electricity on a tolling basis. The electricity will be sold in the market by each of the partners. Share of production will be based on the partner’s owner ship, unless other conditions are agreed upon.
     Hydro Texaco a.s operates 827 gasoline stations and 149 diesel stations in Norway, Denmark and the Baltics. Hydro and ChevronTexaco Corp. each own 50 percent in the joint venture. Hydro sells and purchases oil related products with the joint venture at market prices. Sales from Hydro Texaco to Hydro amounted to NOK 417 million, 347 million and NOK 428 million in 2005, 2004 and 2003, respectively. Sales from Hydro to Hydro Texaco amounted to NOK 93 million, NOK 248 million and NOK 1,003 million in 2005, 2004 and 2003, respectively. Hydro Texaco is part of Energy and Oil Marketing.

F 32	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
Aluminium Norf GmbH (Alunorf) is the world largest rolling mill located in Germany nearby other Hydro facilities. Alunorf is jointly owned by Hydro and Novelis (50 percent each). Each partner supplies Alunorf with raw material, which is transformed to flat rolled coils and delivered to the partners. Sales from Alunorf to Hydro based on this tolling arrangement amounted to NOK 1,317 million in 2005, NOK 1,373 million in 2004 and NOK 1,301 million in 2003. Hydro’s revenues from sales to Alunorf were not material. Alunorf is part of Rolled Products.
     Alumina do Norte do Brasil S.A. (Alunorte) is an alumina refinery located in Brazil. Hydro’s owner share is 34 percent. Hydro purchased alumina from Alunorte amounting to NOK 1,314 million, 1,109 million, and NOK 907 million in 2005, 2004 and 2003, respectively. Alunorte is part of Metals.
     Sør-Norge Aluminium AS (Søral), part of Metals, is a Norwegian primary aluminium manufacturer. Søral sells 50 percent of its production to each major owner at current market prices. The other 50 percent owner of Søral is an unaffiliated company. Sale of aluminium from Søral to Hydro amounted to NOK 1,047 million, NOK 1,115 million and NOK 949 million in 2005, 2004 and 2003, respectively. Sale of alumina, metal and carbon from Hydro to Søral amounted to NOK 496 million, NOK 671 million and NOK 356 million in 2005, 2004 and 2003 respectively.
     Aluminium & Chemie Rotterdam B.V (Aluchemie) is an anode producer located in the Netherlands. Hydro increased its shareholding in 2004 from 21.21 percent to 36.2 percent. Hydro purchased anodes from Aluchemie amounting to NOK 482 million, NOK 591 million and 285 million in 2005, 2004 and 2003, respectively. Sales from Hydro to Aluchemie amounted to NOK 84 million, NOK 12 million and NOK 50 million in 2005, 2004 and 2003 respectively. Aluchemie is part of Metals.
     Meridian Technologies Inc. (Meridian), part of Extrusion and Automotive, is a Canadian company owned 51 percent by Teksid S.p.A. (a subsidiary of the Fiat group) and 49 percent by Hydro. Meridian provides magnesium die-casting products to the automobile industry. Meridian purchases alloyed magnesium from Hydro. Sales from Hydro to Meridian amounted to NOK 196 million, NOK 238 million and NOK 198 million in 2005, 2004 and 2003, respectively.
     Hydro owns 29,7 percent of Qatar Vinyl Company Ltd (QVC). The other owners are three unaffiliated companies. QVC produces Caustic Soda, EDC and VCM. Hydro and the other partners deliver technical, marketing and support services to QVC.
     Hydro and Borealis own Noretyl AS a joint venture (50-50 percent). Noretyl is part of Hydro Polymers. Hydro paid processing fees to Noretyl for refining of NGL of NOK 277 million, NOK 242 million and NOK 245 million in 2005, 2004 and 2003, respectively.
     Non-consolidated investees split by segment can be found in Note 5.
Non-consolidated investees — 100 percent basis
The following table sets forth summarized unaudited financial information of Hydro’s non-consolidated investees on a 100 percent combined basis. Hydro’s share of these investments, which is also specified below, is accounted for using the equity method.

INCOME STATEMENT DATA

Amounts in NOK million
(unaudited)	2005	2004	2003

Operating revenues	35,513	31,454	24,254
Operating income	4,341	4,212	3,154
Income before taxes and minority interest	4,179	3,816	3,248
Net income	3,248	3,465	2,670

Hydro’s share of net income	750	1,039	811

BALANCE SHEET DATA

Amounts in NOK million
(unaudited)	2005	2004	2003

Current assets	15,721	15,052	13,504
Non-current assets	34,009	29,759	30,503

Assets	49,730	44,811	44,007

Current liabilities	9,534	8,572	8,083
Non-current liabilities	13,877	13,275	14,049
Minority interest	30	19	—
Shareholders’ equity	26,289	22,945	21,875

Liabilities and shareholders’ equity	49,730	44,811	44,007

Hydro’s investments and advances	10,814	10,017	10,162

Note 14
Intangible assets, prepaid pension, investments and non-current assets

Amounts in NOK million	2005	2004

Goodwill for consolidated subsidiaries	4,100	1,028
Intangible assets, less accumulated amortization (Note 16, note 20)	1,053	1,297

Total intangible assets	5,153	2,325

Prepaid pension (Note 20)	4,659	4,636
Available-for-sale securities at fair value 1)	—	16
Other investments at cost	2,046	2,065
Non-current assets	5,205	3,996

Prepaid pension, investments and other non-current assets — US GAAP	11,910	10,713

1)	As of 31 December 2004, available-for-sale securities at cost amounted to NOK 4 million and unrealized holding gain amounted to NOK 12 million.

Notes to the consolidated financial statements	F 33
Norsk Hydro ASA and subsidiaries

Note 15
Property, plant and equipment

	Land-based activities
		Machinery and		Plant under	Oil and Gas
Amounts in NOK million	Land	equipment	Buildings	construction	activities 1)	Total

Cost:
Cost 31.12.2004	1,032	49,337	17,280	4,146	141,142	212,937
Additions at cost	12	1,281	229	3,012	32,576	37,109
Retirements	(7)	(1,911)	(645)	(204)	(552)	(3,320)
Transfers	26	3,859	788	(4,672)	—	—
Foreign currency translation	(8)	675	202	132	1,063	2,063
Implementation effect of FIN No. 47 Accounting for Conditional Asset Retirement Obligations	—	186	9	—	—	195

Cost 31.12.2005	1,056	53,426	17,861	2,414	174,229	248,985

Depreciation:
Accumulated depreciation 31.12.2004	(1)	(28,064)	(7,719)	—	(71,036)	(106,820)
Depreciation, depletion and amortization 2)	—	(4,462)	(890)	—	(10,011)	(15,363)
Retirements	—	1,533	313	—	463	2,309
Foreign currency translation and transfers	—	(109)	(122)	—	(604)	(835)
Implementation effect of FIN No. 47 Accounting for Conditional Asset Retirement Obligations	—	(85)	(2)	—	—	(87)

Accumulated depreciation 31.12.2005	(1)	(31,187)	(8,420)	—	(81,188)	(120,795)

Net book value 31.12.2004 3)	1,032	21,273	9,561	4,146	70,106	106,117

Net book value 31.12.2005 3)	1,055	22,239	9,441	2,414	93,041	128,191

1)	Includes land-based Oil and Gas activities and transportation systems for Hydro Oil & Energy.
2)	Impairment losses for 2005, 2004 and 2003 were NOK 1,467 million, NOK 2,176 million and NOK 88 million, respectively.
The fair value of the impaired assets was generally estimated by discounting the expected future cash flows of the individual assets. Impairment was indicated by adverse change in market prices, current period cash flow losses combined with a history of losses, or a significant change in the manner in which the asset is to be used. Impairment losses in 2005 included a write-down of NOK 1,084 million related to the magnesium business in Hydro Aluminium’s sub-segment Extrusion & Automotive. The write-down was caused by a significant weakening of the magnesium market during the fourth quarter of 2005. Impairment losses in 2005 did also include NOK 154 million related to Hydro Aluminium’s sub-segment Rolled Products and NOK 208 million related to the Telemark field in the Gulf of Mexico in Hydro Oil & Energy’s sub-segment Exploration and Production.
3)	Includes NOK 542 million and NOK 153 million related to capital leases for 2005 and 2004, respectively.

F 34	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

Note 16
Goodwill and intangibles

INTANGIBLE ASSETS

	Finite	Indefinite
	Useful	Useful
Amounts in NOK million	Life	Life	Total

Cost 31.12.2004	3,205	5	3,210
Additions at cost	106	—	106
Disposals	(184)	—	(184)
Foreign currency translation and other	(54)	—	(54)
Accumulated amortization 31.12.2005	(2,249)	—	(2,249)

Net book value 31.12.2005	823	5	828

Amortization of intangibles of NOK 319 million and NOK 393 million were recorded for 2005 and 2004, respectively. In addition, 2004 figures includes impairment loss of NOK 8 million.
     Estimated amortization expense, in million NOK for the next five years is 2006 — 267, 2007 — 200, 2008 — 94, 2009 — 53 and 2010 - 41.
     Beginning in 2005 Hydro is required by law to participate in the EU emissions trading system. Quotas are granted on an “installation by installation” basis, and are not exchanged between Hydro entities. Quotas are received for 95 percent (for Norwegian installations) of estimated CO2 emissions; any emissions shortfall must be covered with quotas purchased in the open market. Both purchased and granted quotas not used in 2005 (2006) can be rolled over to 2006 (2007). As of 31 December 2005 Hydro has retained all government granted quotas for own use and all liability amounts related to CO2 emission rights are immaterial.

GOODWILL

	Oil &
Amounts in NOK million	Energy	Aluminium	Total

Balance at December 31, 2004	—	1,028	1,028
Goodwill acquired	2,991	—	2,991
Currency translation effect	15	70	85
Other	—	(4)	(4)

Balance at December 31, 2005	3,005	1,094	4,100

     Hydro incurred in 2003 a NOK 166 million goodwill impairment charge in “Other Activities” related to Treka (now named BioMar).

Note 17
Bank loans and other interest-bearing short-term debt

	Weighted average
	interest rates
Amounts in NOK million	2005	2004	2005	2004

Bank loans and overdraft facilities	3.5%	2.9%	586	482
Commercial paper	8.5%	8.5%	2	3
Other	2.6%	1.6%	4,069	3,300

Total bank loans and

other interest-bearing short-term debt			4,658	3,785

As of 31 December 2005, Norsk Hydro ASA had unused short-term credit facilities with various banks totalling approximately NOK 2,594 million. The interest rate for withdrawals under these facilities is based on the interbank interest rate for the relevant currency plus a margin depending on the currency.

Note 18
Other current liabilities

Amounts in NOK million	2005	2004

Accounts payable	14,035	13,352
Income taxes payable	13,843	12,421
Payroll and value added taxes	2,956	3,142
Accrued liabilities	10,605	9,534
Other liabilities	5,799	2,891

Total other current liabilities — US GAAP	47,239	41,340

Note 19
Long-term debt

Substantially all unsecured debenture bonds and unsecured bank loan agreements contain provisions restricting the pledging of assets to secure future borrowings without granting a similar secured status to the existing bondholders and lenders. Certain of the debenture bond agreements contain provisions allowing Hydro to call the debt prior to its final redemption date at certain specified premiums.

Notes to the consolidated financial statements	F 35
Norsk Hydro ASA and subsidiaries

LONG-TERM DEBT PAYABLE IN VARIOUS CURRENCIES

	Weighted	Denomi-
	average	nated	Balance
	interest rates	amount	in NOK
Amounts in million		2005	2005	2004

USD	7.3%	2,618	17,708	15,802
NOK	5.8%	174	174	527
GBP	6.5%	10	117	182
EUR	6.3%	300	2,401	2,473

Total unsecured debenture bonds			20,401	18,984

USD	5.0%	50	338	164
EUR	4.0%	5	39	123
Other	5.3%		84	114

Total unsecured bank loans			461	401

Capital lease obligations			517	103
Mortgage loans			23	33
Other long-term debt			364	534

Outstanding debt			21,766	20,055
Less: Current portion			(379)	(568)

Total long-term debt			21,387	19,487

As of 31 December 2005 the fair value of long-term debt, including the current portion, was NOK 25,905 million and the carrying value was NOK 21,766 million.
     Foreign currency swaps are not reflected in the table above. (See Note 24).

PAYMENTS ON LONG-TERM DEBT FALL DUE AS FOLLOWS

Amounts in	Deben-		Bank-	Capital lease
NOK million	tures		loans	and other	Total

2006	174		25	180	379
2007	—		80	283	363
2008	—		76	67	143
2009	2,029		76	66	2,171
2010	2,401		154	36	2,591
Thereafter	15,795		51	273	16,119

Total	20,401	1)	461	904	21,766

1)	Of which Norsk Hydro ASA (the parent company) is responsible for NOK 20,292 million.

Norsk Hydro ASA has entered into a syndicated long-term revolving credit facility with several international banks for a total amount of USD 2,000 million maturing in 2012. The commitment fee on the facility is 0.0525 percent per annum for the first five years, 0.06 percent thereafter. Hydro has also entered into a long-term loan facility of EUR 300 million with European Investment Bank (EIB). There are no borrowings under these facilities as of 31 December 2005.

Note 20
Employee retirement plans

Pension Benefits
Norsk Hydro ASA and many of its subsidiaries have defined benefit retirement plans that cover substantially all of their employees. Plan benefits are generally based on years of service and final salary levels. Some subsidiaries have defined contribution or multiemployer plans. Hydro uses a December 31 measurement date for the majority of its defined pension benefit retirement plans.

NET PERIODIC PENSION COST

Amounts in NOK million	2005	2004	2003

Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	830	813	637
Interest cost on prior period benefit obligation	1,292	1,355	1,259
Expected return on plan assets	(1,003)	(1,000)	(892)
Recognized loss	283	345	290
Amortization of prior service cost	107	111	115
Amortization of net transition (asset) obligation	—	3	(6)
Curtailment loss	1	59	20
Settlement loss	—	30	199

Net periodic pension cost	1,510	1,716	1,622
Defined contribution plans	45	32	28
Multiemployer plans	26	35	13
Termination benefits and other	604	338	410

Total net periodic pension cost	2,185	2,121	2,073

Change in the additional minimum pension liability included within other comprehensive income	724	189	216

CHANGE IN PROJECTED BENEFIT OBLIGATION (PBO)

Amounts in NOK million	2005	2004

Projected benefit obligation at beginning of year	(25,399)	(23,456)
Benefits earned during the year	(851)	(840)
Interest cost on prior period benefit obligation	(1,292)	(1,355)
Actuarial loss	(4,799)	(864)
Plan amendments	(20)	(23)
Benefits paid	875	870
Curtailment loss	—	(8)
Settlements	2	85
Special termination benefits	(80)	(52)
Divestments	6	54
Business combinations	(40)	—
Foreign currency translation	38	190

Projected benefit obligation at end of year	(31,560)	(25,399)

F 36	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

CHANGE IN PENSION PLAN ASSETS

Amounts in NOK million	2005	2004

Fair value of plan assets at beginning of year	16,504	14,669
Actual return on plan assets	2,528	1,699
Company contributions	769	924
Plan participants’ contributions	21	26
Benefits paid	(596)	(605)
Settlements	(2)	(88)
Divestments	(4)	(33)
Foreign currency translation	58	(88)

Fair value of plan assets at end of year	19,277	16,504

STATUS OF PENSION PLANS RECONCILED TO BALANCE SHEET

Amounts in NOK million	2005	2004

Defined benefit plans:
Funded status of the plans at end of year	(12,282)	(8,895)
Unrecognized net loss	9,498	6,557
Unrecognized prior service cost	883	967

Net accrued pension recognized	(1,902)	(1,371)
Termination benefits and other	(1,247)	(1,161)

Total net accrued pension recognized	(3,148)	(2,532)

Amounts recognized in the balance sheet consist of:
Prepaid pension	4,659	4,636
Accrued pension liabilities	(9,939)	(8,569)
Intangible asset	225	219
Accumulated other comprehensive income	1,907	1,183

Net amount recognized	(3,148)	(2,532)

The accumulated benefit obligation for all defined pension benefit retirement plans was NOK 26,163 million and NOK 21,460 million at December 31, 2005 and 2004, respectively.

PLANS IN WHICH THE ACCUMULATED BENEFIT OBLIGATION EXCEEDS PLAN ASSETS

Amounts in NOK million	2005	2004

Projected benefit obligation	(15,343)	(12,581)
Accumulated benefit obligation (ABO)	(12,755)	(10,582)
Plan assets	4,250	3,477

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC PENSION COST

	2005	2004	2003

Discount rate	5.2%	5.8%	6.7%
Expected return on plan assets	6.2%	7.0%	7.9%
Rate of compensation increase	3.1%	3.5%	3.5%

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE PENSION OBLIGATION AT END OF YEAR

	2005	2004

Discount rate	4.1%	5.2%
Rate of compensation increase	3.1%	3.1%

WEIGHTED-AVERAGE INVESTMENT PROFILE PLAN ASSETS AT END OF YEAR

	Target Allocation	2005	2004

Asset category
Equity securities	25-42%	40%	36%
Debt securities	30-54%	41%	36%
Real estate	17%	15%	17%
Other	3-10%	4%	11%

Total		100%	100%

Management of plan assets must comply with applicable laws and regulations in the countries where Hydro provides funded defined benefit plans. Within constraints imposed by laws and regulations, and given the assumed pension obligations and future contribution rates, the majority of assets are managed actively to obtain a long-term rate of return that at least reflects the chosen investment risk.
     Based on the current portfolio of plan assets the expected rate of return on plan assets is determined to be one to two percentage points above the yield on a portfolio of long-term high-quality debt instruments that receive one of the two highest ratings given by a recognized rating agency.
     In 2003, Hydro incurred a settlement loss of NOK 199 million. The charge included a settlement loss resulting from an agreement between Hydro and an external party, to transfer Hydro’s operatorship of certain licenses on the Norwegian continental shelf to the external party, including the transfer of employment for 535 employees, as of 1 January, 2003.
     Hydro expects to contribute approximately NOK 1,500 million to its pension plans in 2006. Total pension benefit payments expected to be paid to participants, which include payments funded from Hydro’s assets as well as payments paid from the plans are as follows:

EXPECTED PENSION BENEFIT PAYMENTS

Amounts in NOK million

2006	956
2007	1,027
2008	1,074
2009	1,153
2010	1,231
2011-2015	7,375

Notes to the consolidated financial statements	F 37
Norsk Hydro ASA and subsidiaries
Other Retirement Benefits
Hydro has unfunded retiree medical and life insurance plans for certain of its employees outside Norway. Related net periodic postretirement cost was NOK 13 million, NOK 19 million and NOK 2 million for 2005, 2004 and 2003, respectively. The post retirement liability was NOK 150 million and NOK 136 million as of 31 December, 2005 and 2004, respectively.

Note 21
Contingencies and other long-term liabilities

Hydro is subject to changing environmental laws and regulations that in the future may require the company to modernize technology to meet more stringent emissions standards or to take actions for contaminated areas. As of 31 December 2005 and 2004, Hydro had accrued NOK 412 million and NOK 351 million, respectively, for corrective environmental measures. The corresponding expense was NOK 89 million in 2005 compared to NOK 44 million and NOK 31 million in 2004 and 2003, respectively.
     Hydro’s future expenses for these corrective environmental measures are affected by a number of uncertainties including, but not limited to, the method and extent of corrective action. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that such estimates could be revised in the near term. In addition, conditions which could require future expenditures may be determined to exist for various sites, including Hydro’s major production facilities and product storage terminals. The amount of such future costs is not determinable due to the unknown timing and extent of corrective actions which may be required.
     Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.
     On 30 June 2004 the EFTA Surveillance Authority (ESA) decided that exemptions for certain Norwegian businesses from the electricity tax for the period between 6 February and 31 December 2003 constituted illegal State aid under the EEA Agreement. The decision requires the Norwegian government to make recoveries from those businesses. On 21 July 2005 an application for annulment of the decision launched by the Norwegian Government and the Federation of the Norwegian Processing Industry (PIL) was dismissed by the EFTA court. The total amount which the Norwegian government must recover from Hydro is dependant upon the government’s interpretation of ESA’s decision. The amount will not be material to Hydro.
     At the end of 2004, a dispute arose in connection with a claim against TadAZ, an aluminium company owned by the state of Tajikistan, for non-delivery of approximately 80,000 tonnes of aluminium under a barter contract. The value of the claim is approximately US dollar 145 million. Risks related to non-performance have been mitigated by designated security arrangements. In an award by an arbitration court of 8 November 2005 the court ruled in favor of Hydro and the barter contract was held valid and enforceable. TadAZ has appealed the award to the High Court of London, challenging the arbitration court’s jurisdiction. Hydro is confident that the award of the arbitration court will be upheld.
     As operator on the Norwegian Continental Shelf Hydro make charges to its partners for pension costs. Since 1 January 2001 pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro is entitled to charge all relevant pensions costs incurred as operator. In the third quarter of 2005, Hydro has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to 1 January 2001. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro.
     Hydro has long-term gas sales contracts with E.ON Ruhrgas. Deliveries under the contracts amount to approximately 1.6 bcm per year. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. Each of Hydro and E.ON Ruhrgas has requested adjustments of the price provisions of the gas sales contracts with effect from 1 January 2005. Failing agreement, E.ON Ruhrgas has, as of 18 October 2005, referred the matter to an independent arbitration panel as provided for under the contracts. Hydro filed its answer and a claim for a price increase on 24 November 2005.

CONTINGENCIES AND OTHER LONG-TERM LIABILITIES

Amounts in NOK million	2005	2004

Insurance premiums and loss reserves	556	121
Asset retirement obligations	7,447	6,244
Postretirement benefits other than pensions	150	136
Derivatives	2,336	759
Other	1,935	1,875

Total US GAAP	12,424	9,134

Hydro’s asset retirement obligations covered by SFAS 143 are associated mainly with the removal and decommissioning of oil- and gas offshore installations. The obligations are imposed and defined by legal requirements in Norway and other countries as well as the OSPAR convention (The Convention for the Protection of the Marine Environment of the North-East Atlantic). The fair value of the obligations is recognized in the balance sheet in the period in which it is incurred, i.e. when the oil- and gas installations are constructed and ready for production, and the obligation amount is adjusted for accretion and estimate changes in subsequent periods until settlement.
     Hydro implemented FASB Interpretation (FIN) No. 47 Accounting for Conditional Asset Retirement Obligations, beginning 31 December 2005. FIN 47 is an interpretation of SFAS 143 Accounting for Asset Retirement Obligations, which refers to legal obligations to perform asset retirement activities. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated, even if timing and/or method of settlement is conditional on a future event that may not be within the control of the entity. FIN 47 implementation mainly relates to brick-lining used in primary aluminium production within Metals.

F 38	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

ASSET RETIREMENT OBLIGATIONS

Amounts in NOK million	2005	2004

Total asset retirement obligations 1.1	6,281	5,235
Incurred this year	761	106
Revisions in estimates	326	818
FIN 47 implementation	223	—
Settlements	(356)	(219)
Accretions	404	352
Currency translation	56	(11)

Total asset retirement obligations 31.12	7,694	6,281

Of which:
Short term asset retirement obligations	247	37
Long term asset retirement obligations	7,447	6,244

According to FIN 47, previous years should not be restated. The following table reconciles the reported net income, reported earnings per share and asset retirement obligations to that which would have resulted for the earlier years assuming FIN 47 were adopted 1 January 2003.

PRO FORMA INFORMATION (UNAUDITED)

Amounts in NOK million,
except per share data	2005	2004	2003

Net income	15,638	12,560	10,968
Depreciation change (after tax)	(31)	(32)	(32)
Other operating cost (after tax)	28	29	29
Cumulative effects of changes in accounting principles	78	—	—

Pro forma net income	15,713	12,557	10,966

Reported basic and diluted earnings per share	62.40	49.40	42.60
Net adjustment changes in accounting principles earnings per share	0.30	—	—

Pro forma basic and diluted earnings per share	62.70	49.40	42.60

Pro forma Asset Retirement Obligation, 1 January	6,500	5,451	4,748

Note 22
Secured debt and guarantees

Amounts in NOK million	2005	2004

Amount of secured debt	23	33
Assets used as security:
Machinery and equipment	32	41
Buildings	57	62
Other	2	2

Total	91	105

Guarantees (off-balance sheet):
Non-consolidated investee debt	89	86
Contingency for discounted bills	113	92
Tax guarantees	406	1,354
Sales guarantees	7,925	8,200
Commercial guarantees	15,702	9,390

Total	24,235	19,122

Hydro is contingently liable for guarantees made directly or on behalf of subsidiaries by the parent company, Norsk Hydro ASA, in the normal course of business. The amounts in the table above represents the maximum amount of potential future payments related to such guarantees. None of the contingent amounts described above are recorded on the balance sheet as of 31 December 2005.
     Guarantees of non-consolidated investee debt relates to guarantees covering credit facilities with external banks. Tax guarantees includes guarantees to tax authorities regarding the non-taxable treatment on gains on internal sales of assets. Gains on such sales could become taxable if certain assets were sold outside the group. Hydro controls whether such assets are offered for sale outside the group. Guarantees in connection with the sale of companies, referred to as sales guarantees in the table above, reflect the maximum contractual amount that Hydro could be liable for in the event of certain defaults or the realization of specific uncertainties. The amount indicated includes liabilities relating to the demerger of Yara. Under the Norwegian public limited companies act section 14-11, Hydro and Yara are jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger. In addition, Hydro has certain guarantees relating to sales of companies that are unspecified in amount and unlimited in time. No amounts relating to such guarantees are included in the table above. Hydro believes that the likelihood of any material liability arising from guarantees relating to sales of companies is remote. Historically, Hydro has not made any significant indemnification payments under such guarantees and no amount has been accrued in the consolidated financial statements. Hydro estimates that the fair value of guarantees related to sale of companies is immaterial.
     In addition to guarantees relating to the sale or divestment of companies, Hydro has guaranteed certain recoverable reserves of crude oil in the Veslefrikk field on the NCS as part of an asset exchange between Hydro and Petro Canada. Under the guarantee, Hydro is obligated to deliver indemnity reserves to Petro Canada in the event that recoverable reserves are evaluated to be lower than a specified amount. An evaluation of the recoverable reserves was completed in 2002 in accordance with the agreement which resulted in compensation by Hydro to Petro Canada. The agreement with Petro Canada was renegotiated in 2002 with the possibility of making a new evaluation of the reserves in 2008, 2014 and the end of the field’s productive lifetime. The agreement includes the possibility of recovery by Hydro of earlier compensation if

Notes to the consolidated financial statements	F 39
Norsk Hydro ASA and subsidiaries
new evaluations indicate improvements in the estimated recoverability. The guarantee is not applicable in cases of force majeure, the failure of the field operator to comply with appropriate field practices and other instances. As of 31 December 2005, the remaining volume covered under the guarantee was 0,88 million Sm3 of crude oil, equivalent to approximately NOK 2,208 million calculated at current market prices. As of 31 December 2004, the remaining volume covered under the guarantee was 1.02 million Sm3 of crude oil, equivalent to approximately NOK 1,569 million.
     Commercial guarantees consist of advance payment guarantees, bid bonds, stand-by letters of credit, performance guarantees and payment guarantees. While most commercial guarantees are issued directly by the parent company, certain guarantees are obtained from external banks and covered by Hydro by a counter indemnity to such banks. Hydro’s contingent liability relating to commercial guarantees is linked to the performance of its subsidiaries under various contracts. Because the payment of commercial guarantees is related to events directly or indirectly controlled by Hydro, the risk related to such instruments is considered to be limited. However, a certain portion of the guarantees are payable on demand. Therefore, there is a certain amount of litigation risk in the event of unfair calls relating to such guarantees.

Note 23
Contractual and other commitments for future investments and operations

As of 31 December 2005:		Investments
Amounts in NOK million	2006	Thereafter	Total

Contract commitments for investments in property, plant and equipment:
Land based	1,043	51	1,094
Oil and gas fields and transport systems	9,840	9,207	19,047

Total	10,883	9,257	20,140

Additional authorized future investments in property, plant and equipment:
Land based	851	602	1,453
Oil and gas fields and transport systems	659	32	691

Total	1,510	634	2,144

Contract commitments for other future investments:	34	117	151

Additional authorized future investments include projects formally approved for development by the Board of Directors or management given the authority to approve such investments. General investment budgets are excluded from these amounts.
     Hydro has entered into take-and-pay and long-term contracts providing for future payments to secure pipeline and transportation capacity, processing services, raw materials and electricity and steam. In addition, Hydro has entered into long-term sales commitments to deliver goods. This principally relates to obligations to deliver gas from fields on the Norwegian Continental Shelf for a total amount of NOK 232 billion.
The non-cancelable future fixed and determinable obligation as of 31 December 2005 is as follows:

TAKE-AND-PAY AND LONG-TERM CONTRACTS

Amounts in	Transport	Raw	Energy	Sales com-
NOK million	and Other	materials	related	mitments

2006	1,352	1,784	7,224	(20,606)
2007	944	1,374	10,797	(22,723)
2008	797	1,058	4,552	(16,618)
2009	838	1,057	3,765	(14,077)
2010	812	1,059	2,221	(13,810)
Thereafter	4,846	7,172	14,217	(152,190)

Total	9,588	13,505	42,774	(240,024)

Terms of certain of these agreements include additional charges covering variable operating expenses in addition to the fixed and determinable component shown above, including contracts to purchase 19 million tonnes of alumina over the next 25 years where the variable part of the prices are normally linked to the London Metal Exchange quoted prices.
     Hydro has also entered into take-and-pay and other long-term contracts as part of shareholders agreement in non-consolidated investees, including contracts to purchase 37 million tonnes of alumina over the next 17 years. These commitments are not included in the figures above.
     The total purchases under the take-and-pay agreements and long-term contracts were as follows (in NOK million): 2005 — 7,438; 2004 —4,736; 2003 — 2,670 and 2002 — 3,065.

Note 24
Market risk management and derivative instruments

Hydro is exposed to market risks from prices on commodities bought and sold, prices on other raw materials, currency exchange rates and interest rates. Depending on the degree of price volatility, such fluctuations in market prices may create fluctuations in Hydro’s results. To manage this exposure, Hydro’s main strategy is to maintain a strong financial position to be able to meet fluctuations in results.
     Market risk exposures are evaluated based on a portfolio view in order to take advantage of offsetting positions and to manage risk on a net exposure basis. Natural hedging positions are established where possible and if economically viable. Hydro uses financial derivatives to some extent to manage financial and commercial risk exposures.
     Some of Hydro’s commodity contracts are deemed to be derivatives under US GAAP. Derivative instruments, whether physically or financially settled, are accounted for under FASB Statements of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities as amended. All derivative instruments are accounted for on the balance sheet at fair value with changes in the fair value of derivative instruments recognized in earnings, unless specific hedge criteria are met.
Commodity Price Risk Exposure
Oil
Hydro produces and sells crude oil and gas liquids. Hydro’s production of crude oil and gas liquids is, for the most part, sold in the spot market. Hydro utilizes futures, swaps and options to mitigate unwanted price exposures for a portion of its crude oil portfolio production. While engaging in economic hedging activities, as of the end of 2005 Hydro has no

F 40	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
hedge accounting program in place for the purpose of protecting against the risk of low oil prices. The main portion of economic hedge activities entered into in 2005 relates to the acquisition of Spinnaker, see economic hedges below.
Natural gas
Hydro is a producer, buyer, seller and to a limited extent consumer, of natural gas. The majority of Hydro’s equity gas production is sold to European counterparties based on long-term gas supply contracts. Contract prices are mainly indexed to oil products. Hydro utilizes instruments such as forwards, swaps and options to mitigate unwanted price exposures on the portion of the natural gas portfolio not sold on long-term contracts. The main portion of economic hedge activities entered into in 2005 related to the acquisition of Spinnaker, see economic hedges below. Hydro is also participating in trading activities based on partly own gas production and partly externally sourced gas volumes. In addition, Hydro engages in limited energy trading activity in derivatives as defined under EITF 02-3. The fair value of these traded financial instruments is determined by reference to various market prices or by use of other appropriate valuation methodologies. Commodity price, foreign exchange rate and credit exposures arising from energy trading have not been significant.
     An increasing number of the Company’s sales and purchase contracts related to natural gas are being classified as derivatives or deemed to contain embedded derivatives according to SFAS 133. These contracts are marked to their market value with changes to market value recognized in operating income. Gas contracts can be indexed to oil prices or quoted gas prices at recognized gas delivery points such as the National Balancing Point (NBP) in Great Britain, Zeebrugge Hub (ZB) in Belgium or the Dutch Title Transfer Facility (TTF). Only a portion of these derivative contracts are hedged with other natural gas derivatives. As such Hydro expects to have certain open derivative positions at any one point in time, which can result in earnings fluctuations. The magnitude of the unrealized gains and losses on these contracts will be influenced by geographical price differentials and spreads on the above mentioned gas contract indices.
Electricity
Hydro is a producer and consumer of electricity. Hydro’s consumption of electricity exceeds its production both in Norway and in Continental Europe. The deficit is principally covered through long-term commodity purchase contracts with other producers and suppliers to secure electricity for Hydro’s own consumption and delivery commitments.
     In order to manage and hedge the risks of unfavorable fluctuations in electricity prices and production volumes, Hydro utilizes both physical contracts and financial derivative instruments such as futures, forwards and options. These are traded either bilaterally or over electricity exchanges such as the Nordic power exchange (Nord Pool). Hydro participates in limited speculative trading.
Aluminium
Hydro produces primary aluminium and fabricated aluminium products. Hydro’s sourcing and trading activities procure raw materials and primary aluminium for use in Hydro’s smelters or in downstream operations. These materials are also sold to external customers. In addition, the trading activities contribute to optimize capacity utilization and to reduce logistical costs, as well as strengthening market positions by providing customers with flexibility in pricing and sourcing. Hydro has considerable activities relating to remelting and long-term commercial agreements to secure sourcing of casthouse products. All these activities are considered when evaluating the risk profile of Hydro’s aluminium activities.
     Hydro enters into future contracts with the London Metal Exchange (LME) mainly for the following purposes. The first is to achieve an average LME aluminium price on smelter production. Secondly, because the Company’s downstream business and the sale of third party products are margin businesses, Hydro hedges metal prices when entering into customer and supplier contracts with corresponding future contracts at fixed prices (back-to-back hedging). The majority of these contracts mature within one year. Hydro manages these hedging activities on a portfolio basis, taking LME positions based upon net exposures. Aluminium price volatility can result in significant fluctuations in earnings as these positions are marked to their market value with changes to market value recognized in operating income. See also economic hedges below.
     From time to time Hydro sells forward on a longer term to secure the margins for certain projects or related to special situations. In these situations, hedge accounting is often utilized. See the section on cash flow hedges below.
     The following types of commodity derivatives were recorded at fair value on the balance sheet as of 31 December 2005 and 31 December 2004. Contracts that are designated as hedging instruments in cash flow and fair value hedges are not included. The presentation of fair values for electricity and natural gas contracts shown in the table below include the fair value of derivative instruments such as futures, forwards and swaps in conjunction with the fair values of physical contracts.

Amounts in NOK million	2005	2004

Assets:
Swaps and futures, crude oil	9	55
Electricity contracts	1,570	391
Natural gas contracts	4,275	1,525
Aluminium futures, swaps and options	—	177

Total	5,854	2,147

Liabilities:
Electricity contracts	(391)	(197)
Natural gas contracts	(4,063)	(988)
Swaps and futures, crude oil	(175)	(62)
Aluminium futures, swaps and options	(902)	—

Total	(5,530)	(1,247)

Foreign Currency Risk Exposure
Prices of many of Hydro’s most important products, mainly crude oil, aluminium and natural gas, are either denominated in US dollar or are influenced by movements in the value of other currencies against the US dollar. Further, the cost of raw materials, including natural gas, NGLs and alumina, are affected by the US dollar price of crude oil or the US dollar price of aluminium, and variations in the US dollar exchange rates against local currencies. Hydro’s primary foreign currency risk is therefore linked to fluctuations in the value of the US dollar. To reduce the long-term effects of fluctuations in the US dollar exchange rates, Hydro has issued most of its debt in US dollars. As of 31 December 2005, 85 percent of Hydro’s long-term debt is denominated in US dollars. The majority of the remaining long-term debt is denominated in Euro, Norwegian kroner and British pounds.
     Hydro also employs foreign currency swaps and forward currency contracts to manage the currency exposures for Hydro’s long-term debt portfolio. Forward currency contracts are entered into to safeguard cash flows for forecasted transactions or to cover short-term liquidity needs in one currency through excess liquidity available in another currency.

Notes to the consolidated financial statements	F 41
Norsk Hydro ASA and subsidiaries
Hydro also incurs costs related to the production, distribution and marketing of products in a number of different currencies, mainly Euro, Norwegian krone, US dollar, Canadian dollar, Australian dollar, British Pounds and Swedish krone. Consequently, the effects of changes in currency rates on the translation of local currencies into Norwegian krone for subsidiaries outside of Norway can influence the comparative results of operations.
     Hydro has previously designated a portion of its foreign-denominated long-term debt, including certain related balances in currencies arising from foreign currency swaps and forwards, as hedges of net foreign investments in subsidiary companies. As of 1 January 2005 Hydro no longer designated portions of its long-term debt and forward currency contracts as hedges of net investments in foreign subsidiaries.
     The foreign currency effects of these former net investment hedges reflected in the cumulative translation section of shareholders’ equity produced a NOK 320 million after-tax gain during the year ended 31 December 2004; offsetting a foreign currency translation loss of NOK 1,628 million in shareholders’ equity for 2004. On 10 November 2005 Hydro agreed to sell the entire investment in Biomar Holding A/S. A net investment hedging loss of NOK 33 million was expensed to the income statement from equity relating to this transaction.
     The following types of financial derivatives were recorded at fair value on the balance sheet as of 31 December 2005 and 31 December 2004. Currency contracts that are designated as hedging instruments in cash flow hedges are not included.

Amounts in NOK million	2005	2004

Assets:
Currency forwards and swaps	310	757

Liabilities:
Currency forwards and swaps	(297)	(23)

     The currency contracts listed below were outstanding as of 31 December 2005.

Currency	Nominal	Fair value in	Maturity by nominal
	value in currency	NOK	amount in currency

Amount in million			Within one year	Later

Buying currency
AUD	10	49	10	—
CAD	83	461	41	42
EUR	730	5,814	730	—
GBP	174	2,004	174
NOK	14,294	14,258	14,294	—
USD	63	326	—	63

Selling currency
DKK	(385)	(413)	(385)	—
JPY	(5,142)	(280)	(200)	(4,942)
SEK	(2,775)	(2,362)	(2,775)	—
USD	(2,953)	(19,847)	(2,926)	(27)

Interest Rate Exposure
Hydro is exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund its business operations in different currencies. Hydro maintains a high ratio of long-term, fixed-rate debt, as a proportion of its total interest bearing debt, with an even debt repayment schedule. Hydro uses foreign exchange and interest rate swaps from time to time and other derivatives to optimize currency and interest rate exposure. The fair value of interest rate derivatives at 31 December 2005 and 2004 are immaterial and not presented here.
Cash Flow Hedges
The expansion project at the Sunndal metal plant increased Hydro’s exposure to commodity prices and foreign currency exchange rates. Accordingly, Hydro entered into short positions using aluminiumfutures traded on London Metal Exchange and US dollar forward contracts to secure an average aluminium price of approximately NOK 14,000 per tonne of a portion of the forecasted sales of primary metal production per year for the period 2003 to 2007. As of 31 December 2005, Hydro had sold forward about 206,000 tonnes (315,000 tonnes in 2004) of primary aluminium at an average price of approximately US dollar 1,500 per tonne. In addition Hydro has secured the exchange rate against the US dollar at approximately NOK 9.4 per US dollar for the same tonnage. Gains and losses on these derivatives are recorded to OCI and will be reclassified into operating revenues when the corresponding forecasted sale of aluminium is recognized. No amount of ineffectiveness was recognized in 2005 and 2004 since the critical terms of the commodity derivatives and the forecasted aluminium sales are substantially similar. A gain after tax of NOK 198 million is expected to be classified from OCI into earnings during the period ending 31 December 2006. A gain after tax of NOK 185 million was reclassified from OCI into earnings during 2005. A gain after tax of NOK 201 million and NOK 185 million was reclassified from OCI into earnings during 2004 and 2003, respectively. As of 31 December 2005 the maximum length of time over which the Company is hedging its exposure to the variability in cash flows is two years.
     In 2003, a major expansion project at the Alouette plant in Canada increased Hydro’s exposure to foreign currency exchange rates. Hydro’s investment in the plant is in US dollar while approximately 78 percent of the expected payments for the expansion project in Canada were denominated in Canadian dollar (CAD). Hydro entered into currency forward contracts to sell US dollar and buy Canadian dollar as part of a cash flow hedge of forecasted CAD payments for the period March 2003 -March 2006. The notional amount of the contracts was approximately CAD 39,6 million at 31 December 2004 (CAD 206 million at the inception of the project in 2003) at an average rate of 1.56 CAD per USD. Gains and losses on these derivatives that were recorded in OCI will be reclassified into earnings in the same period during which the hedged forecasted transactions affect earnings (that is, in the same time period depreciation is recognized). No amount of ineffectiveness was recognized in 2005, 2004 or 2003 since the critical terms of the derivatives and the forecasted payments are substantially similar. The plant construction was completed in November 2005, and all hedging instruments were reclassified to freestanding derivatives with changes in fair value recorded directly to earnings from this date. A gain after tax of NOK 3 million was reclassified from OCI into earnings during the period ending 31 December 2005. A gain after tax of NOK 4 million is expected to be classified from OCI into earnings during the period ending 31 December 2006.
     At the end of 2005 Hydro sold forward about 130,000 tonnes of primary aluminium, equally spread over the time period, from April to December 2006, in order to secure acceptable operating margins for a portion of its primary metal production for 2006, and to mitige the effects of higher energy costs, especially in Germany. The average forward price for the period is US dollar 2,140 per tonne. The forward sale is accounted for as a cash-flow hedge from December 2005 with a loss of NOK 44 million after tax recorded to OCI. No amount of ineffectiveness was

F 42	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
recognized in 2005 since the critical terms of the commodity derivatives and the forecasted aluminium sales are substantially similar. The entire amount is expected to be reclassified from OCI to operating revenues when the corresponding forecasted sale of aluminium is recognized during 2006.

The following fair values were recorded on the balance sheet for hedging instruments as of 31 December 2005 and 31 December 2004.

Amounts in NOK million	2005	2004

Assets:
Cash flow hedging instruments, currency	730	1,396

Total	730	1,396

Liabilities:
Cash flow hedging instruments, aluminium	(844)	(497)

Total	(844)	(497)

Economic Hedges
In certain cases, Hydro enters into derivative transactions which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include aluminium future contracts on the LME, oil swaps and certain other derivative instruments. Gains and losses on economic hedges are booked either as part of operating revenues or as part of goods sold.
     For 2005 a loss of NOK 515 million relating to economic hedges is recognized as part of operating revenues. A gain of NOK 210 million and a gain of NOK 292 million were recognized in operating revenues on economic hedges in 2004 and 2003, respectively.
     In 2005, a loss of NOK 195 million relating to economic hedges is recognized as part of goods sold. A gain of NOK 90 million and a loss of NOK 495 million were similarly recognized as cost of goods sold in 2004 and 2003, respectively.
     In connection with the acquisition of Spinnaker Inc., Hydro purchased put options on gas prices in the US and executed a collar (buying a put option in combination with selling a call option) on oil prices in the US. These derivative transactions hedge the value of expected oil and gas production volumes associated with the ex-Spinnaker enterprise, covering a period of three years. Overall, the economic hedges relating to Spinnaker are recognized in operating revenues with an unrealized loss of NOK 440 million for 2005.
     In addition to the economic commodity hedges, Hydro also performs trading operations to reduce currency exposures on commodity positions. The effect of such operations is recognized as a part of Financial income (expense), net, in the income statement.
Fair Value of Derivative Instruments
The fair market value of derivative financial instruments such as currency forwards and swaps is based on quoted market prices. The fair market value of aluminium futures and option contracts is based on quoted mar ket prices obtained from the London Metals Exchange. The fair value OF other commodity over-the-counter contracts and swaps is based on quoted market prices, estimates obtained from brokers and other appropriate valuation techniques. Where long-term physical delivery commodity contracts are recognized at fair value in accordance with SFAS 133, such fair market values are based on quoted forward prices in the market and assumptions of forward prices and margins where market prices are not available.
     See note 19 for fair value information of Hydro’s long-term debt.
Credit Risk Management
Setting counterparty risk limits, requiring insurance, and establishing procedures for monitoring exposures and settlement of accounts limits Hydro’s credit risk. Hydro’s overall credit risk level is reduced through a diversified customer base representing various industries and geographic areas. Follow-up of timely payments of accounts receivables is given high priority.
     Credit risk arising from the inability of a counter party to meet the terms of derivative financial instrument contracts is generally limited to amounts by which the counterparty’s obligations exceed the obligations of Hydro. Pre-approval of exposure limits is required for financial institutions relating to current accounts, deposits and other obligations. Credit risk related to derivative commodity instruments is substantially limited since most instruments are settled through commodity exchanges. Counterparty risk related to the use of derivative instruments and financial operations is regarded as minimal.

Notes to the consolidated financial statements	F 43
Norsk Hydro ASA and subsidiaries

Note 25
External audit remuneration

Deloitte statsautoriserte revisorer AS (Deloitte) is the principal auditor of Norsk Hydro ASA. Certain portions of audits are performed by Ernst & Young and other firms. The following table shows audit and non-audit fees for the fiscal years 2005 and 2004. The figures include fees related to 2004 discontinued operations.

		Audit	Other
2005		related	non-audit
Amounts in NOK thousands	Audit fees	fees	fees	Tax fees	Total

Deloitte Norway 1)	32,210	1,796	1,444	631	36,081
Deloitte Abroad	25,696	3,126	131	6,784	35,737

Total Deloitte	57,906	4,921	1,575	7,416	71,818

Ernst & Young 2)	11,312	396	—	958	12,667
Others	3,041	403	1,244	1,149	5,836

Total fees	72,259	5,720	2,819	9,523	90,321

		Audit	Other
2004		related	non-audit
Amounts in NOK thousands	Audit fees	fees	fees	Tax fees	Total

Deloitte Norway	24,691	2,018	1,337	17	28,063
Deloitte Abroad	23,399	4,899	427	7,445	36,170

Total Deloitte	48,090	6,917	1,764	7,462	64,233

Ernst & Young 2)	11,095	929	—	2,200	14,224
Others	3,660	1,314	1,215	1,774	7,963

Total fees	62,845	9,159	2,979	11,436	86,420

1)	From 2005 the audit fees from Deloitte Norway include the audit of the oil and gas licences operated by Hydro. The cost for 2005 was NOK 2,4 million. The corresponding amount for 2004 was NOK 2,3 million, not included in this table.
2)	Amounts for Ernst & Young relate to Hydro subsidiaries under Ernst & Young’s audit. Ernst & Young provides non-audit services to subsidiaries that it does not audit; such fees are not included in this table.

Note 26
Related parties and Variable Interest Entities

Related Parties
The Norwegian State owned as of 31 December 2005, 113,483,658 ordinary shares representing 43.8 percent of the total number of ordinary shares issued, representing 45.4 percent of the shares outstanding as of the same date. There are no different voting rights associated with the ordinary shares held by the State.
     A buy back program covering up to 5,617,621 shares was authorized at the extraordinary General Meeting in December 2004. As of 31 December 2005, 934,400 shares were bought back under this program. An agreement with the Norwegian State allows redemption of a proportional share of the State’s shares. A total of 10 million shares may be cancelled under the program, including shares owned by the Norwegian State, or the equivalent of approximately four percent of the Company’s outstanding shares. A final decision on canceling any of the shares repurchased must be approved by a minimum of two-thirds of the shares represented at a General Meeting of shareholders.
The extraordinary General Meetings in January 2004 and December 2004 authorized the cancellation of 1,484,300 and 2,808,810 repurchased shares respectively. Based on an agreement with the Norwegian State, Hydro’s largest shareholder, a proportional share of the State’s shares of 1,157,922 and 2,191,190 respectively, was redeemed. As compensation, the State received an amount equal to the market price paid by Hydro, plus interest of NIBOR plus one percent, for the period between the share purchases and the payment to the State. For the transactions, the State received compensation of NOK 445 million in 2004 and 981 million in February 2005.
     Transactions with non-consolidated investees are described in Note 13 Non-Consolidated Investees.

F 44	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
Members, observers and deputy members of the corporate assembly owning ordinary shares as of 31 December 2005 are:

Number of shares

Nils Roar Brevik	1
Sven Edin	224
Anne-Margrethe Firing	1,164
Billy Fredagsvik	38
Tore Amund Fredriksen	24
Sónia F. T. Gjesdal	117
Westye Høegh	16,200
Kjell Kvinge	222
Astri Sylvi Lem	150
Dag Harald Madsen	23
Line Melkild	23
Bjørn Nedreaas	39
Wolfgang Ruch	25
Anne Merete Steensland	24,272
Rune Strande	1
Svein Steen Thomassen	100
Svein Aaser	1,872

Variable Interest Entities
Hydro has one arrangement that meets the requirements of FIN 46R to be classified as a VIE. Hydro has an equity interest in Slovalco, an aluminium smelter with an annual capacity of 175 thousand tonnes in Slovakia. Hydro also has an agreement to supply Slovalco with alumina and a right and obligation to purchase approximately 60 percent of Slovalco’s total aluminium production at market based prices. Hydro owns 20 percent of the shares of Slovalco representing 40 percent of the voting rights. In 2001, Hydro entered into a put and call option arrangement with another shareholder that could increase Hydro’s interest up to 65 percent. This arrangement, which expires every year at 31 December and has been renewed through 31 December 2006, is the primary reason requiring Hydro to consolidate Slovalco in accordance with the VIE regulations.
     Hydro has consolidated Slovalco in accordance with the requirements effective from 1 January 2004. Related assets, liabilities and the 80 percent non-controlling interests have been measured based on their fair values at the time the option arrangement was entered into in 2001 and recorded based on such values carried forward to 1 January 2004. As of 1 January 2004, total assets, liabilities and non-controlling interests were NOK 2,182 million, NOK 725 million and NOK 1,165 million respectively. At the end of 2003, the difference between Hydro’s interest in Slovalco consolidated based on the requirements in FIN 46R compared to the equity method was immaterial. At the end of 2005 total assets, liabilities and non-controlling interests were NOK 2,084 million, NOK 675 million and NOK 903 million. The lenders to Slovalco have no recourse to Hydro.

Note 27
Supplementary oil and gas information

Hydro uses the “successful efforts” method of accounting for oil and gas exploration and development costs. Exploratory costs, excluding the costs of exploratory wells and acquired exploration rights, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense.
     Once the exploration drilling demonstrates that sufficient quantities of resources have been discovered, continued capitalization is dependent on project reviews, which take place periodically and no less frequently than every quarter, to ensure that satisfactory progress for the well or group of wells toward ultimate development of the reserves is being achieved. Evaluation of whether commercial quantities of hydrocarbons have been discovered is based on existing technology and price conditions, unless Hydro expects long-term price conditions to be less favorable.
     Most of Hydro’s exploration activities are performed in areas requiring major capital expenditures, such as platforms or sub-sea stations with related equipment. For complicated offshore exploratory discoveries, it is not unusual to have exploratory well costs remain suspended on the balance sheet for several years while we perform appraisal work, evaluate the optimal development plans and timing, and secure final regulatory approvals for development. Appraisal work for each project normally includes an assessment process covering choice of the optimal technical and economical solution taking into consideration existing pipelines, platforms and processing facilities in the area, regulatory issues including environmental requirements and legal issues, and relationship to other joint ventures involved in the area and/or utilizing the same infrastructure. When the appraisal work is completed, the Plan for Development and Operation (PDO), which shall contain an account of economic aspects, resource aspects, technical, safety related, commercial and environmental aspects as well as information as to how a facility may be decommissioned and disposed of when petroleum activities ceases, can be prepared.
     Discovered reserves are classified as “proved reserved” (as defined by SEC’s rules) when the PDO is submitted to the authorities for approval (Norway) or the project has matured to a similar level (outside Norway). At the same time, related costs are transferred to development cost. It normally takes more than one year to complete all of the activities that permit recognition of proved reserves under the current SEC guidelines.
     Cost relating to acquired exploration rights are allocated to the relevant areas, pending the determination of the existence of proved reserves. The acquired exploration rights are charged to operating expense when a determination is made that proved reserves will not be found in the area. Each block or area is assessed separately, based on exploration experience. Capitalized exploration and development costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that Hydro uses future net cash flows to evaluate unproved properties for impairment, the unproved reserves are risk adjusted before estimating future cash flows associated with those resources. All development costs for wells, platforms, equipment and related interest are capitalized. Preproduction costs are expensed as incurred.

Notes to the consolidated financial statements	F 45
Norsk Hydro ASA and subsidiaries
Costs Incurred on Oil and Gas Properties

CAPITALIZED EXPLORATION COSTS AND COSTS RELATED TO PROPERTY ACQUISITION

	Norway			International			Total
Amounts in NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Capitalized at beginning of year	583	633	837	662	390	442	1,245	1,023	1,279
Exploration well costs capitalized during the year	356	120	36	351	277	168	707	397	204
Exploration acquisition costs capitalized during the year 1)	—	65	—	3,918	148	—	3,918	213	—
Capitalized exploration costs charged to expense	(45)	(110)	(35)	(4)	(138)	(136)	(49)	(248)	(171)
Transferred to development	(292)	(125)	(185)	(142)	5	(26)	(434)	(120)	(211)
Disposals	—	—	(19)	—	—	(78)	—	—	(97)
Foreign currency translation	—	—	—	56	(19)	20	56	(19)	20

Capitalized exploration well costs at end of year	538	518	633	791	504	365	1,329	1,022	998

Capitalized acquisition costs at end of year	65	65	—	4,050	159	25	4,115	224	25

Capitalized exploration costs at end of year	603	583	633	4,841	662	390	5,444	1,245	1,023

Wells in process of drilling at end of year	—	85	6	76	201	4	76	286	10
Wells in areas where the drilling program is uncompleted or completed during the year	456	231	341	715	301	346	1,171	532	687
Wells where drilling program is completed more than one year ago	56	182	266	—	—	—	56	182	266
Other cost including acquisition of unproved property	91	85	20	4,050	160	40	4,141	245	60

Capitalized exploration costs at end of year	603	583	633	4,841	662	390	5,444	1,245	1,023

1)	The capitalized acquisition costs in 2005 is related to the purchase of Spinnaker Exploration, and licences in Morocco, Libya and Angola. In 2004, NOK 213 million was related to the purchase of license PL 248 in Norway and licenses in the Gulf of Mexico and Madagascar.

The following table provides an aging of capitalized exploratory well costs based on the date the drilling program for the project was completed, and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of drilling. A project is, in this context, defined as an area which is expected to be developed as one single development solution. A project may use existing infrastructure, including pipelines, processing facilities on existing platforms etc. There may be more than one development solution used for one reservoir or for one license if physical and/or legal and/or economic conditions make that viable.

SPECIFICATION OF AGE OF CATEGORY

						More than
	1 year	2 years	3 years	4 years	5 years	5 years	Total

Amounts (NOK million)	44	—	—	—	—	12	56
Number of projects	1	—	—	—	—	1	2

The following is a description of projects that have been capitalized for a period greater than one year following the completion of drilling, including a description of activities undertaken in the project and remaining activities to classify the associated resources as proved reserves.
One year from end of drilling program:
The Idun project
The project consists of one discovery well drilled in 1998 in the Nordland II area, located north in the Norwegian Sea. The discovery consists primarily of gas. In 2004 an appraisal well were drilled, and evaluation of various possible development solutions for the discoveries in this area have been performed. It is decided to develop the Idun field as a joint development with the Skarv field (PL 212). The fields will be developed with sub-sea solutions connected to a production ship. Gas export will be through the Åsgard Transport System to the onshore Kårstø facility. PDO is planned for submittal to the Norwegian Government in 2006 or 2007.

F 46	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries
More than 5 years from end of drilling program:
The Grane Outside project
The project consists of one discovery well drilled in 1992 as part of the Grane drilling program which ended in 1998. The well has a total suspended cost of NOK 12 million. In connection with the Grane development, the licenses were unitized. The Grane Outside well was located outside the then established Grane unit, and therefore has a different ownership structure. Grane Outside is planned as a sub-sea development with tie-in to the producing Grane Field installations. Grane Outside is expected to be developed and start production when Grane goes off plateau production, expected in 2008-2010. The development of Grane Outside will require a separate PDO, and has not yet been included as proved reserves.
In addition, four wells were completed more than one year ago. These wells are kept suspended on the balance sheet awaiting the completion of ongoing or planned drilling activities in these areas.

EXPLORATION COSTS INCURRED DURING THE YEAR (UNAUDITED)

	Norway			International			Total
Amounts in NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Exploration activity	890	478	437	1,692	934	1,172	2,582	1,412	1,609
Capitalized exploration costs	356	120	36	351	277	168	707	397	204
Capitalized exploration costs charged to expense	(45)	(110)	(35)	(4)	(138)	(136)	(49)	(248)	(171)
Other 1)	(9)	—	—	91	—	—	82	—	—

Exploration costs expensed during the year	587	468	437	1,254	796	1,140	1,839	1,264	1,577

1)	In 2005, NOK 91 million was related to insurance refund in Iran due to an unsuccessful well drilled in 2004.

COSTS RELATED TO DEVELOPMENT, TRANSPORTATION SYSTEMS AND OTHER (UNAUDITED)

	Norway			International			Total
Amounts in NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Net book value at beginning of year	61,401	62,672	61,822	7,461	7,540	7,162	68,862	70,212	68,984
Implementation SFAS 143 Asset Retirement Obligation	—	—	1,021	—	—	68	—	—	1,089
Cost incurred during the year	10,258	9,093	7,288	2,596	1,585	1,199	12,854	10,678	8,487
Acquisition cost	21	297	—	15,069	—	—	15,090	297	—
Transferred from exploration cost	292	125	185	142	(5)	26	434	120	211
Amortization	(8,330)	(8,259)	(7,525)	(1,473)	(1,566)	(1,589)	(9,803)	(9,825)	(9,114)
Disposals	(32)	(2,527)	(119)	(211)	(3)	(4)	(243)	(2,530)	(123)
Foreign currency translation	—	—	—	404	(90)	678	404	(90)	678

Net book value at end of year	63,610	61,401	62,672	23,989	7,461	7,540	87,599	68,862	70,212

Cost incurred during 2005 included NOK 1,269 million related to activities in Angola, NOK 615 million related to activities in the US, NOK 409 million related to activities in Canada, NOK 257 million related to activities in Libya and NOK 43 million of development cost related to activities in Russia. NOK 461 million and NOK 241 million relates to accruals in Norway and International regarding asset retirement obligations under SFAS 143, mainly resulting from new fields ready for production during the year and changes in estimates.
     Cost incurred during 2004 included NOK 972 million, NOK 290 million and NOK 168 million of development cost related to activities in Angola, Canada and Russia respectively. NOK 851 million and NOK 71 million relates to accruals in Norway and International regarding asset retirement obligations under SFAS 143. This is as a result of changes in estimates and new accruals in connection with fields ready for production during the year.
Cost incurred during 2003 included NOK 686 million, NOK 281 million and NOK 239 million of development cost related to activities in Angola, Canada and Russia respectively. NOK 236 million and NOK 61 million relates to accruals in Norway and International regarding asset retirement obligations under SFAS 143. This is as a result of changes in estimates and new accruals in connection with fields ready for production during the year.
     Acquisitions in 2005 included NOK 15,069 million related to the purchase of Spinnaker Exploration Company in the Gulf of Mexico, see note 2 for further information. In addition, NOK 21 million was related to the acquisition of Skinfaks in Norway.
     Acquisitions in 2004 included NOK 297 million relating to the purchase of 2 percent of the Kristin field in Norway.

Notes to the consolidated financial statements	F 47
Norsk Hydro ASA and subsidiaries
Results of Operations for Oil and Gas Producing Activities
(unaudited)
As required by SFAS 69, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Hydro.
The “results of operations” should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs, and other costs. Income tax expense is a theoretical computation based on the statutory tax rates after giving effect to the effects of uplift and permanent differences only.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Norway			International			Total
Amounts in NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Sales to unaffiliated customers	10,528	6,817	6,672	6,700	5,039	4,061	17,228	11,856	10,733
Intercompany transfers 1)	45,344	35,164	25,531	—	—	—	45,344	35,164	25,531

Total revenues	55,872	41,981	32,203	6,700	5,039	4,061	62,572	47,020	36,264

Operating costs and expenses:
Production costs	4,774	3,922	3,591	456	412	425	5,230	4,334	4,016
Exploration expenses	587	468	437	1,252	796	1,140	1,839	1,264	1,577

Depreciation, depletion and amortization	8,201	8,101	7,378	1,699	1,578	1,597	9,900	9,679	8,975
Transportation systems	1,691	1,647	1,257	140	118	125	1,831	1,765	1,382

Total expenses	15,253	14,138	12,663	3,547	2,904	3,287	18,800	17,042	15,950

Results of operations before taxes	40,619	27,843	19,540	3,153	2,135	774	43,772	29,978	20,314
Current and deferred income tax expense	(30,810)	(21,279)	(14,802)	(1,602)	(965)	(414)	(32,412)	(22,244)	(15,216)

Results of operations	9,809	6,564	4,738	1,551	1,170	360	11,360	7,734	5,098

1)	The majority of intercompany transfers are resold from the Energy and Oil Marketing sub segment without further processing.
Proved Reserves of Oil and Gas (unaudited)
Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses. Reserves are expected to be revised as oil and gas are produced and additional data become available. International reserves under PSA contracts (production sharing agreement) are shown net of Royalties in kind and Government’s share of Profit Oil, based on prices at the balance sheet date.
     Adjustments of quantities of oil and gas under PSA contracts following the increased oil and gas prices in 2005 was a reduction of 21 million barrels of oil equivalents (mmboe).

F 48	Notes to the consolidated financial statements
Norsk Hydro ASA and subsidiaries

PROVED DEVELOPED AND UNDEVELOPED RESERVES OF OIL AND GAS

		Norway				International				Total
	Oil	Natural gas		Oil and gas	Oil	Natural gas		Oil and gas	Oil	Natural gas		Oil and gas
		billion	billion			billion 2)	billion			billion 2)	billion
	mmboe 1)	Sm3 2)	cf 2)	mmboe 3)	mmboe 1)	Sm3 2)	cf 2)	mmboe 3)	mmboe 1)	Sm3 2)	cf 2)	mmboe 3)

As of 31 December, 2002	883	187.4	6,629	2,053	172	—	—	172	1,055	187.4	6,629	2,225

Revisions of previous estimates 4)	59	(8.9)	(315)	8	(14)	—	—	(14)	45	(8.9)	(315)	(6)
Purchase (sale)/exchange of reserves in place	(2)	—	—	(2)	—	—	—	—	(2)	—	—	(2)
Extensions and new discoveries	22	36.1	1,278	248	17	—	—	17	39	36.1	1,278	265
Production for the year	(123)	(7.8)	(275)	(173)	(21)	—	—	(21)	(144)	(7.8)	(275)	(194)

As of 31 December, 2003	839	206.8	7,317	2,134	154	—	—	154	993	206.8	7,317	2,288

Revisions of previous estimates 4)	43	(3.0)	(106)	25	14	—	—	14	57	(3.0)	(106)	39
Purchase (sale)/exchange of reserves in place	(6)	(9.1)	(324)	(65)	—	—	—	—	(6)	(9.1)	(324)	(65)
Extensions and new discoveries	5	1.4	51	14	9	—	—	9	14	1.4	51	23
Production for the year	(132)	(8.8)	(312)	(188)	(21)	—	—	(21)	(153)	(8.8)	(312)	(209)

As of 31 December, 2004	749	187.3	6,626	1,920	156	—	—	156	905	187.3	6,626	2,076

Revisions of previous estimates 4)	33	4.8	170	63	1	—	—	1	34	4.8	171	64
Purchase (sale)/exchange of reserves in place	—	—	—	—	21	5.3	187	52	21	5.3	187	52
Extensions and new discoveries	36	3.1	109	56	3	0.1	3	3	39	3.2	112	59
Production for the year	(125)	(9.4)	(334)	(185)	(21)	—	(1)	(21)	(146)	(9.4)	(335)	(206)

As of 31 December, 2005	693	185.7	6,571	1,854	160	5.4	190	192	853	191.1	6,761	2,046

Proved developed reserves:
As of 31 December, 2002	559	124.8	4,416	1,339	93	—	—	93	652	124.8	4,416	1,432
As of 31 December, 2003	690	124.8	4,415	1,470	88	—	—	88	778	124.8	4,415	1,558
As of 31 December, 2004	607	118.6	4,197	1,350	97	—	—	97	704	118.6	4,197	1,447
As of 31 December, 2005	576	128.6	4,551	1,380	93	1.7	58	103	669	130.3	4,609	1,483

1)	Includes crude oil, NGL and Condensate. 1 Sm3 Oil/Condensate = 6.2898 boe. 1 tonne NGL = 11.9506 boe.
2)	Sm3 = Standard cubic meter at 15 degrees Celcius. cf = cubic feet at 60 degrees Fahrenheit. 1 Sm3 gas at 15 degrees Celcius = 35.3826 cubic feet gas at 60 degrees Fahrenheit.
3)	Includes crude oil, NGL, Condensate and natural gas. When converting natural gas into barrels of oil equivalents adjustment for calorific value to an equivalent 40 MJ/Sm3 volume is calculated, then 1000 Sm3 @ 40 MJ/Sm3 = 6.2898 boe.
4)	The revision of previous estimates relates to new information from current year’s drilling operations and additional data which is now available.

Purchase of reserves during 2005 was related to the acquisition of Spinnaker Exploration Company in the US Gulf of Mexico. In 2004 the purchase of reserves included the sale of the 10 percent share in the Snøhvit field in Norway to Statoil ASA and purchase of an additional 2 percent share in the Kristin field in Norway from Statoil ASA. In 2003 the decrease in reserves was due to sale of shares in the Brage and Njord fields in Norway to Offshore Engineering Resources AS.
     Extensions and new discoveries for oil in 2005 related to the following fields on the NCS: Tyrihans, Oseberg Delta, Fram Øst, Volve, Urd and Ringhorne Øst. Internationally, the Mabruk field in Libya and the Lorien field in the Gulf of Mexico contributed new oil reserves. Extensions and new discoveries for gas were related to the following fields on the NCS: Tyrihans, Oseberg Delta, Fram Øst, Oseberg Sør and Tune, and in addition the Lorien field in the Gulf of Mexico.
     Extensions and new discoveries for oil in 2004 were related to the Gulltopp field in Norway, the Rosa field in Angola and the Hibernia field in Canada. Extensions and new discoveries for gas were related to the Njord field in Norway.
     In 2003, extensions and new discoveries for oil were related to the Oseberg Vestflanken and Oseberg Sør fields in Norway, the Dalia field in Angola and the Mabruk and Murzuq fields in Libya. Extensions and new discoveries for gas were related to the Ormen Lange, Oseberg Vestflanken and Oseberg Sør fields in Norway.
     Reserve estimates at the end of the years 2005, 2004 and 2003 includes 192 million boe, 156 million boe and 154 million boe, respectively outside the Norwegian Continental Shelf. For 2005, the reserves were mainly situated in Canada, the US Gulf of Mexico, Angola, Libya and Russia. For the two prior years, the reserves were mainly situated in Canada, Angola, Russia and Libya.
     Reserve estimates in Norway are made before royalties of approximately 0.0, 0.3 and 0.8 million barrels of oil equivalents (boe) for 2005, 2004 and 2003, respectively. Reserve estimates on fields in Angola, Russia and Libya are made after deduction of royalty in kind and Government’s share of profit oil of approximately 62, 40 and 31 million boe for 2005, 2004 and 2003, respectively.

Notes to the consolidated financial statements	F 49
Norsk Hydro ASA and subsidiaries
US GAAP Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves (unaudited)
The standardized measure of discounted future net cash flows of Hydro’s proved reserves of oil (including natural gas liquids and condensate) and gas is prepared in compliance with SFAS 69.
     Future net cash flows are based on numerous assumptions which may or may not be realized. The Management of Hydro cautions against relying on the information presented because of the highly arbitrary nature of assumptions involved and susceptibility of estimates to change as new and more accurate data become available. The individual components of future net cash flows shown below were computed using prices, production costs, development costs, royalty levels, foreign exchange rates, statutory tax rates and estimated proved reserve quantities at the respective year ends.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Norway			International			Total
Amounts in NOK million	2005	2004	2003	2005	2004	2003	2005	2004	2003

Future cash inflows	575,900	382,800	372,800	70,900	35,800	28,900	646,800	418,600	401,700
Future production costs	(105,200)	(91,500)	(92,600)	(17,500)	(10,600)	(7,000)	(122,700)	(102,100)	(99,600)
Future development costs	(42,500)	(38,500)	(46,000)	(7,100)	(5,600)	(5,300)	(49,600)	(44,100)	(51,300)
Future income tax expense	(324,700)	(189,800)	(169,100)	(13,100)	(5,200)	(3,200)	(337,800)	(195,000)	(172,300)

Future net cash flows	103,500	63,000	65,100	33,200	14,400	13,400	136,700	77,400	78,500
Less: 10% annual discount for estimated timing of cash flows	(40,100)	(26,400)	(28,000)	(8,800)	(4,700)	(4,200)	(48,900)	(31,100)	(32,200)

Standardized measure of discounted future net cash flows	63,400	36,600	37,100	24,400	9,700	9,200	87,800	46,300	46,300

MAJOR SOURCES OF CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

Amounts in NOK million	2005	2004	2003

Net changes in prices and production costs	127,800	33,200	—
Sales and transfers of oil and gas produced, net of production costs	(55,500)	(40,900)	(30,900)
Extensions, unitizations, discoveries and improved recovery, net of related costs	11,200	2,600	17,700
Purchase/Exchange of interests in fields	13,200	800	—
Sale/Exchange of interests in fields	—	(3,600)	(100)
Changes in estimated development costs	(11,300)	(900)	(14,300)
Development costs incurred during the year	9,800	8,400	7,400
Net change in income taxes	(72,200)	(8,500)	7,900
Accretion of discount	2,900	3,100	4,500
Revisions of previous reserve quantity estimates	16,300	5,500	3,300
Other	(700)	300	300

Total change in the standardized measure during the year	41,500	—	(4,200)

Development costs for the years 2006, 2007 and 2008 are estimated to NOK 11,500 million, NOK 7,900 million and NOK 4,200 million respectively.
Sales Price and Production Cost per Unit (unaudited)
The following table presents the average sales price (including transfers) net of reductions in respect of royalty payments and production costs per unit of crude oil and natural gas.

	Norway			International			Total
Amounts in NOK	2005	2004	2003	2005	2004	2003	2005		2004		2003

Average Sales Price
crude oil (per barrel)1)	342.54	251.43	204.01	340.53	250.40	197.08	342.22		251.27		202.90
natural gas (per Sm3)	1.52	1.09	1.03	2.99	—	—	1.52		1.09		1.03
Average production cost (per boe)	25.80	20.80	20.80	21.90	19.50	20.20	25.30	2)	20.70	2)	20.702)

1)	In the years 2005, 2004 and 2003, Hydro has not had any hedging gain or loss that has affected the realized oil and gas prices. Average sales price crude oil is realized by Oil & Energy’s sub-segment Exploration and Production.
2)	Includes the cost of purchased gas for injection with NOK 5.40 per barrel in 2005, NOK 2.80 per barrel in 2004 and NOK 0.70 per barrel in 2003.

ITEM 19.	EXHIBITS
12.1	Certification of Eivind Reiten, President and Chief Executive Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certifications of Eivind Reiten, President and Chief Executive of Norsk Hydro ASA, and John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.(a).1	Consent of Deloitte Statsautoriserte Revisorer AS, independent registered public accounting firm of Norsk Hydro ASA.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.
Date: 27 April 2006

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