Form 20-F
period 2006-12-31
NORSK HYDRO A S A
filed 2007-03-16
CIK 900268

As filed with the Securities and Exchange Commission on March 16, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Commission file number 1-9159
NORSK HYDRO ASA
(Exact Name of Registrant as Specified in its Charter)
Kingdom of Norway
(Jurisdiction of Incorporation or Organization)
Drammensveien 264, Vækerø
N-0240 Oslo
Norway
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered

American Depositary Shares	New York Stock Exchange

Ordinary Shares, par value	New York Stock Exchange*
NOK 3.66 per share

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Ordinary Shares, par value NOK 3.66 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,226,175,885 Ordinary Shares, par value NOK 3.66 per share

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

The information set forth under the headings “Financial performance – Selected financial data” on page 67 and “Shareholder information – Other information – Exchange rate information” on page 153 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

3.B.	Capitalization and Indebtedness.

Not applicable.

3.C.	Reasons for the offer and use of proceeds.

Not applicable.

3.D.	Risk factors.

The information set forth under the heading “Risk review – Risk factors” on pages 134 to 140 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and development of the company.

The information set forth under the headings “Business description – Our business” on page 8, “Business description – Strategic direction” on page 8, “Business description – The Hydro way” on page 9, “Business description – History and development” on pages 18 to 19, “Business description – Other information” on page 19, “Financial performance – Liquidity and capital resources – Investing activities” on pages 95 to 96, “Financial performance – Liquidity and capital resources – Investments” on pages 98 to 100, “Financial performance – Liquidity and capital resources – Material commitments” on page 100, “Financial statements – Note 2: Business combinations, dispositions and demerger” on pages F13 to F15 and “Appendix – T: Terms and definitions” on pages T1 to T4 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

4.B.	Business overview.

The information set forth under the headings “Business description” on pages 8 to 19, “Operational review” on pages 22 to 63, “Viability performance – About the reporting” on page 121, “Viability performance – Facts and figures” on pages 123 to 127, “Financial Statements – Use of non-GAAP financial measures” on pages F60 to F65, “Appendix – T: Terms and definitions” on pages T1 to T4 and “Cautionary note in relation to certain forward-looking statements” on the back cover of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

4.C.	Organizational structure.

The information set forth under the heading “Business description – Organization chart” on page 9 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

4.D.	Property, plants and equipment.

The information set forth under the headings “Business description” on pages 8 to 19, “Operational review – Regulation and taxation” on pages 56 to 63, “Financial statements – Note 14: Property, plant and equipment” on page F33 and “Appendix – T: Terms and definitions” on pages T1 to T4 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	Operating results.

The information set forth under the headings “Financial performance – Financial review” on pages 68 to 95, “Financial performance – Critical accounting policies” on pages 100 to 105, “Financial statements – Use of non-GAAP financial measures” on pages F60 to F65, “Financial statements – IFRS in Hydro’s financial statements” on pages F66 to F67, “Appendix – T: Terms and definitions” on pages T1 to T4 and “Cautionary note in relation to certain forward-looking statements” on the back cover of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

5.B.	Liquidity and capital resources.

The information set forth under the headings “Financial performance – Liquidity and capital resources” on pages 95 to 100, “Financial statements – Use of non-GAAP financial measures” on pages F60 to F65 and “Cautionary note in relation to certain forward-looking statements” on the back cover of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

5.C.	Research and development, patents and licenses, etc.

The information set forth under the heading “Viability performance - Innovation” on pages 119 to 120 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

5.D.	Trend information.

The information set forth under the headings “Financial performance – Financial review” on pages 68 to 95 and “Cautionary note in relation to certain forward-looking statements” on the back cover of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

5.E.	Off-balance sheet arrangements.

The information set forth under the headings “Financial performance – Liquidity and capital resources – Contractual obligations, commitments and off balance sheet arrangements” on page 98 and “Financial statements – Note 21: Secured debt and guarantees” on pages F38 to F39 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

5.F.	Tabular disclosure of contractual obligations.

The information set forth under the heading “Financial performance – Liquidity and capital resources – Contractual obligations, commitments and off balance sheet arrangements (table)” on page 98 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

5.G.	Safe harbor

The information set forth under the heading “Cautionary note in relation to certain forward-looking statements” on the back cover of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management.

The information set forth under the headings “Corporate governance – Board of directors” on pages 158 to 159, “Corporate governance – Corporate management board” on pages 159 to 161 and “Appendix – T: Terms and definitions” on pages T1 to T4 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

6.B.	Compensation.

The information set forth under the headings “Corporate governance – Management compensation” on page 161, “Corporate governance – Governance bodies – Corporate assembly” on page 162, “Financial statements – Note 4: Remuneration and share-based compensation” on pages F19 to F23, “Financial statements – Note 25: Related parties” on pages F43 and F44 and “Appendix – T: Terms and definitions” on pages T1 to T4 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

6.C.	Board practices.

The information set forth under the headings “Corporate governance – Board of directors” on pages 158 to 159, “Corporate governance – Governance bodies” on pages 162 to 163 and “Appendix – T: Terms and definitions” on pages T1 to T4 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

6.D.	Employees.

The information set forth under the headings “Viability performance – Facts and figures – Society – Geographical distribution of employees and payroll (table)” on page 123 and “Viability performance – Facts and figures – People” on pages 124 to 125 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

6.E.	Share ownership.

The information set forth under the headings “Corporate governance – Management compensation – Share ownership” on page 161, “Corporate governance – Governance bodies – Corporate assembly” on page 162, “Financial statements – Note 4: Remuneration and share-based compensation” on pages F19 to F23, “Financial statements – Note 25: Related parties” on pages F43 to F44 and “Appendix – T: Terms and definitions” on pages T1 to T4 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major shareholders.

The information set forth under the heading “Shareholder information – Major shareholders and voting rights” on pages 147 to 148 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

7.B.	Related party transactions.

The information set forth under the headings “Corporate governance – Governance bodies – Board of directors” on pages 162 to 163 “Financial statements – Note 4: Remuneration and share-based compensation” on pages F19 to F23, “Financial statements – Note 12: Non-consolidated investees” on pages F31 to F32 and “Financial statements – Note 25: Related parties” on pages F43 to F44 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

7.C.	Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information.

The information set forth under the headings “Risk review – Legal proceedings” on page 143, “Shareholder information – Dividend policy” on page 146, “Shareholder information – Revised dividend policy for “new” Hydro” on page 147, “Financial statements – Consolidated financial statements US GAAP” on pages F1 to F3, “Financial statements – Notes 1-26” on pages F6 to F45 and “Financial statements – Supplementary oil and gas information” on pages F56 to F59 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

8.B.	Significant Changes.

None.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and listing details.

The information set forth under the heading “Shareholder information – Key figures for the Hydro share” on pages 149 to 150 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

9.B.	Plan of distribution.

Not applicable.

9.C.	Markets.

The information set forth under the heading “Shareholder information – Introductory paragraph” on page 146 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

9.D.	Selling shareholders.

Not applicable.

9.E.	Dilution.

Not applicable.

9.F.	Expenses of the issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share capital.

Not applicable.

10.B.	Memorandum and articles of association.

Incorporated by reference from Item 10.B (“Articles of Association”) on pages 125 to 133 of the Company’s 2004 20-F filed on March 18, 2005, except for the information under “Description of Ordinary Shares – General” thereunder.

10.C.	Material contracts.

The information set forth under the heading “Business description – History and development” on pages 18 to 19 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

10.D.	Exchange controls.

The information set forth under the heading “Shareholder information – Other information – Exchange controls” on page 153 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

10.E.	Taxation.

The information set forth under the heading “Shareholder information – Other information – Taxation” on pages 150 to 153 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

10.F.	Dividends and paying agents.

Not applicable.

10.G.	Statement by experts.

Not applicable.

10.H.	Documents on display.

Not applicable.

10.I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Risk review – Market risk” on pages 141 to 142 and “Appendix – T: Terms and definitions” on pages T1 to T4 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

The information set forth under the headings “Corporate governance – Controls and procedures” on page 157, “Financial statements – Management’s annual report on internal control over financial reporting” on page F54 and “Appendix – T: Terms and definitions” on pages T1 to T4 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, and the report of Deloitte AS set forth under Item 18 herein, is incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the headings “Corporate governance – Governance bodies – Audit committee” on page 163 and “Appendix – T: Terms and definitions” on pages T1 to T4 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information set forth under the heading “Corporate governance – Corporate directives and code of conduct” on pages 156 to 157 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the headings “Corporate governance – Controls and procedures – Pre-approval of audit services” on pages 157 to 158, “Corporate governance – Governance bodies – Audit committee” on page 163 and “Financial statements – Note 24: External audit remuneration” on page F43 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information set forth under the heading “Corporate governance – Governance bodies – Audit committee” on page 163 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information set forth under the headings “Shareholder information – Buyback of shares” on pages 146 to 147 and “Financial statements – Note 25: Related parties” on pages F43 to F44 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Norsk Hydro ASA

Oslo, Norway

We have audited the accompanying consolidated balance sheets of Norsk Hydro ASA and subsidiaries (the “Company”) as of 31 December 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15.(b).1. We also have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of 31 December 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for the recognition of over/under funded status of retirement plans in 2006, contingent asset retirement obligations in 2005, and variable interest entities in 2004 to conform to newly adopted accounting principles.

Oslo, Norway, 12 March, 2007

/s/ Deloitte AS

The information set forth under the headings “Financial statements – Consolidated Financial Statements US GAAP” on pages F1 to F3, “Financial statements – Notes 1-26” on pages F6 to F45 and “Financial Statements – Supplementary oil and gas information” on pages F56 to F59 of the Company’s Annual Report and Form 20-F 2006 contained in the Company’s Report on Form 6-K dated March 16, 2007, is incorporated herein by reference.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Articles of Association of Norsk Hydro ASA as effective from July 12, 2006.

4.(b).1	Agreement and Plan of Merger, dated September 18, 2005, among Norsk Hydro ASA, Norsk Hydro E&P Americas, L.P., Harald Acquisition Corp., and Spinnaker Exploration Company.***

4.(b).2	Merger plan, dated March 13, 2007, between Norsk Hydro ASA and Statoil ASA.

4.(c).1	Option Plan for Selected Members of Hydro’s Top Management Group: 2005-2011.*

4.(c).2	Option Plan for Selected Members of Hydro’s Top Management Group: 2004-2010.*

4.(c).3	Executive Share Option Plan 2003.*

4.(c).4	Employee Contract, dated October 15, 2004, between Eivind Reiten, CEO, and Norsk Hydro ASA.**

8	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business.**

12.1	Certification of Eivind Reiten, President and Chief Executive Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certifications of Eivind Reiten, President and Chief Executive of Norsk Hydro ASA, and John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(a).1	Consent of Deloitte Statsautoriserte Revisorer AS, independent registered public accounting firm of Norsk Hydro ASA.

15.(b).1	Valuation and Qualifying Accounts and Reserves.

15.(b).2	The Company’s responses to the requirements of Form 20-F (except for Item 10.B “Articles of Association”, which is incorporated by reference from Item 10.B of the Company’s 2004 20-F filed on March 18, 2005, and the US Audit Report of Independent Accountants, which is included under Item 18 “Financial Statements”) have been incorporated by reference to the Company’s Report on Form 6-K dated March 16, 2007 which contains the Norsk Hydro ASA Annual Report and Form 20-F 2006. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Previously filed as an exhibit to the Company’s 2005 20-F filed on March 24, 2006.

**	Previously filed as an exhibit to the Company’s 2004 20-F filed on March 18, 2005.

***	Previously filed as an exhibit to the Company’s Schedule 13D filed September 19, 2005.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Oslo, 16 March 2007
Norsk Hydro ASA

/s/ John Ove Ottestad
John Ove Ottestad
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

1.1	Amended and Restated Articles of Association of Norsk Hydro ASA as effective from July 12, 2006.

4.(b).1	Agreement and Plan of Merger, dated September 18, 2005, among Norsk Hydro ASA, Norsk Hydro E&P Americas, L.P., Harald Acquisition Corp., and Spinnaker Exploration Company.***

4.(b).2	Merger plan, dated March 13, 2007, between Norsk Hydro ASA and Statoil ASA.

4.(c).1	Option Plan for Selected Members of Hydro’s Top Management Group: 2005-2011.*

4.(c).2	Option Plan for Selected Members of Hydro’s Top Management Group: 2004-2010.*

4.(c).3	Executive Share Option Plan 2003.*

4.(c).4	Employment Contract, dated October 15, 2004, between Eivind Reiten, CEO, and Norsk Hydro ASA.**

8	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business.**

12.1	Certification of Eivind Reiten, President and Chief Executive Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certifications of Eivind Reiten, President and Chief Executive of Norsk Hydro ASA and John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(a).1	Consent of Deloitte Statsautoriserte Revisorer AS, independent registered public accounting firm of Norsk Hydro ASA.

15.(b).1	Valuation and Qualifying Accounts and Reserves.

15.(b).2	The Company’s responses to the requirements of Form 20-F (except for Item 10.B “Articles of Association”, which is incorporated by reference from Item 10.B of the Company’s 2004 20-F filed on March 18, 2005, and the US Audit Report of Independent Accountants, which is included under Item 18 “Financial Statements”) have been incorporated by reference to the Company’s Report on Form 6-K dated March 16, 2007 which contains the Norsk Hydro ASA Annual Report and Form 20-F 2006. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Previously filed as an exhibit to the Company’s 2005 20-F filed on March 24, 2006.

**	Previously filed as an exhibit to the Company’s 2004 20-F filed on March 18, 2005.

***	Previously filed as an exhibit to the Company’s Schedule 13D filed September 19, 2005.