Form 20-F/A
period 2006-12-31
NORSK HYDRO A S A
filed 2007-06-11
CIK 900268

As filed with the Securities and Exchange Commission on June 11, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 1
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

EXPLANATORY NOTE
We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2006, which was originally filed on March 16, 2007 (the “Original Filing”), solely to amend Item 7.A “Major Shareholders”. In the Original Filing, we provided the information required by Item 7.A by incorporating by reference the information under the heading “Shareholder information - Major shareholders and voting rights” on pages 147 to 148 of our Annual Report 2006, which was contained in our Report on Form 6-K dated March 16, 2007. This Amendment No. 1 sets forth in its entirety the revised information under the heading “Shareholder information - Major shareholders and voting rights”. Except for the revisions to this information, there has been no modification to or update of disclosure presented in the Original Filing (including the financial statements and exhibits thereto).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major shareholders.

Major shareholders and voting rights

At the end of 2006, Hydro had 42,125 registered shareholders. The Ministry of Trade and Industry of Norway was the largest of these with a shareholding of 43.8 percent of the total number of ordinary shares authorized and issued and 46 percent of the total shares outstanding. As of 31 December 2006 The National Insurance Fund, “Folketrygdfondet” owned 47,699,635 ordinary shares. This represents 3.7 percent of the total number of ordinary shares issued and 3.9 percent of the total shares outstanding. In total the Norwegian state owns 611,473,240 ordinary shares. This represents 47.5 percent of the total number of ordinary shares issued and 49.9 percent of the total shares outstanding. Other Norwegian shareholders owned 14.4 percent of the total number of ordinary shares issued (including Hydro’s own shares), while 38.1 percent of the total number of ordinary shares issued was held by foreign owners. The Norwegian state is the only person or entity known to us to own beneficially, directly or indirectly, more than 5 percent of our outstanding shares. As of 28 February 2007, the state owned 611,842,240 ordinary shares, representing 47.6 percent of the total number of issued shares and 49.9 percent of the total number of outstanding shares. There are no different voting rights associated with the ordinary shares held by the state. As of 28 February 2007, there were a total of 39,159 registered holders of our shares resident in Norway.

The state acquired most of its interest in Hydro in 1945. From that time and until July 1999, the state owned 51 percent of the total number of ordinary shares issued and outstanding. Ordinary shares issued in connection with the acquisition of Saga Petroleum ASA in July 1999 increased the total number of shares issued and outstanding with a corresponding decrease in the state’s percentage ownership interest. Since 1945, the state has not disposed of any of the ordinary shares owned by it, except when participating in the share buyback programs. However, there can be no assurance that the state will not do so in the future. The Norwegian Ministry of Trade and Industry represents the Norwegian government in exercising the state’s voting rights. Acting through the Norwegian government, the state, in its capacity as a shareholder, effectively controls Hydro. The state has never taken an active role in the day-to-day management of Hydro. Following the demerger of our oil and gas activities the state will continue to have an ownership interest of 43.8 percent in Hydro.

As of 28 February 2007, JPMorgan Chase & Co, as depositary of the ADSs (the Depositary), through its nominee company, Morgan Guaranty Trust Company, held interests in 67,665,688 ordinary shares, or approximately 5.3 percent of the issued and outstanding ordinary shares as of such date, on behalf of 530 registered and an estimated 20,897 beneficial holders of ADSs. There were 325 holders of ordinary shares with addresses in the United States, not including the Depositary, as of the same date. These shareholders held 89,527,775 ordinary shares, equal to approximately 7.0 percent of the issued and outstanding ordinary shares.

All shares basically carry one vote. It is, however, a requirement of Norwegian legislation that a shareholder can only vote for shares registered in their name. Shares registered with a nominee account must be re-registered in the Norwegian Central Securities Depositary before the Annual General Meeting in order to obtain voting rights. This requirement also applies to our NYSE-listed ADSs.

Hydro’s 20 largest shareholders, 31 December 2006

Shareholder	Number of shares	Ownership interest

Norwegian State	563,773,605	43.82%
Morgan Guaranty Trust (ADR)	65,978,114	5.13%
Hydro	60,279,570	4.69%
State Street Bank and Trust (nominee)	48,625,179	3.78%
Folketrygdfondet	47,699,635	3.71%
JPMorgan Chase Bank (nominee)	22,657,683	1.76%
Euroclear Bank (nominee)	13,974,448	1.09%
Vital Forsikring	13,193,640	1.03%
Capital EuroPacific Growth Fund	12,392,000	0.96%
Capital New Perspective Fund	10,820,000	0.84%
Capital World Growth and Income Fund	7,329,500	0.57%
Mellon Bank (nominee)	7,079,451	0.55%
Clearstream Banking (nominee)	6,835,618	0.53%
SIS Segaintersettle (nominee)	6,733,723	0.52%
JPMorgan Chase Bank (nominee)	6,691,798	0.52%
Investors Bank & Trust Company (nominee)	6,655,176	0.52%
DnB NOR Norge (IV)	6,652,799	0.52%
State Street Bank and Trust (nominee)	6,162,353	0.48%
Goldman Sachs International	6,094,182	0.47%
Goldman Sachs & Co (nominee)	5,595,742	0.43%

Source:  Norwegian Central Securities Depository (VPS)

7.B.	Related party transactions.

The information set forth under Item 7.B of the Company’s Form 20-F filed on March 16, 2007 is incorporated herein by reference.

7.C.	Interests of experts and counsel.

Not applicable.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Articles of Association of Norsk Hydro ASA as effective from July 12, 2006.†

4.(b).1	Agreement and Plan of Merger, dated September 18, 2005, among Norsk Hydro ASA, Norsk Hydro E&P Americas, L.P., Harald Acquisition Corp., and Spinnaker Exploration Company.***

4.(b).2	Merger plan, dated March 13, 2007, between Norsk Hydro ASA and Statoil ASA.†

4.(c).1	Option Plan for Selected Members of Hydro’s Top Management Group: 2005-2011.*

4.(c).2	Option Plan for Selected Members of Hydro’s Top Management Group: 2004-2010.*

4.(c).3	Executive Share Option Plan 2003.*

4.(c).4	Employee Contract, dated October 15, 2004, between Eivind Reiten, CEO, and Norsk Hydro ASA.**

8	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business.**

12.1	Certification of Eivind Reiten, President and Chief Executive Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certifications of Eivind Reiten, President and Chief Executive of Norsk Hydro ASA, and John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

15.(a).1	Consent of Deloitte Statsautoriserte Revisorer AS, independent registered public accounting firm of Norsk Hydro ASA.†

15.(b).1	Valuation and Qualifying Accounts and Reserves.†

15.(b).2	The Company’s responses to the requirements of Form 20-F (except for Item 10.B “Articles of Association”, which is incorporated by reference from Item 10.B of the Company’s 2004 20-F filed on March 18, 2005, and the US Audit Report of Independent Accountants, which is included under Item 18 “Financial Statements”) have been incorporated by reference to the Company’s Report on Form 6-K dated March 16, 2007 which contains the Norsk Hydro ASA Annual Report and Form 20-F 2006. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.†

†	Previously filed as an exhibit to the Company’s original filing of this 20-F on March 16, 2007.

*	Previously filed as an exhibit to the Company’s 2005 20-F filed on March 24, 2006.

**	Previously filed as an exhibit to the Company’s 2004 20-F filed on March 18, 2005.

***	Previously filed as an exhibit to the Company’s Schedule 13D filed September 19, 2005.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Oslo, 11 June 2007
Norsk Hydro ASA

/s/ John Ove Ottestad
John Ove Ottestad
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

1.1	Amended and Restated Articles of Association of Norsk Hydro ASA as effective from July 12, 2006.†

4.(b).1	Agreement and Plan of Merger, dated September 18, 2005, among Norsk Hydro ASA, Norsk Hydro E&P Americas, L.P., Harald Acquisition Corp., and Spinnaker Exploration Company.***

4.(b).2	Merger plan, dated March 13, 2007, between Norsk Hydro ASA and Statoil ASA.†

4.(c).1	Option Plan for Selected Members of Hydro’s Top Management Group: 2005-2011.*

4.(c).2	Option Plan for Selected Members of Hydro’s Top Management Group: 2004-2010.*

4.(c).3	Executive Share Option Plan 2003.*

4.(c).4	Employment Contract, dated October 15, 2004, between Eivind Reiten, CEO, and Norsk Hydro ASA.**

8	A list of the Company’s principal subsidiary undertakings, indicating their country of incorporation and the names under which they do business.**

12.1	Certification of Eivind Reiten, President and Chief Executive Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certifications of Eivind Reiten, President and Chief Executive of Norsk Hydro ASA and John Ove Ottestad, Executive Vice President and Chief Financial Officer of Norsk Hydro ASA, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

15.(a).1	Consent of Deloitte Statsautoriserte Revisorer AS, independent registered public accounting firm of Norsk Hydro ASA.†

15.(b).1	Valuation and Qualifying Accounts and Reserves.†

15.(b).2	The Company’s responses to the requirements of Form 20-F (except for Item 10.B “Articles of Association”, which is incorporated by reference from Item 10.B of the Company’s 2004 20-F filed on March 18, 2005, and the US Audit Report of Independent Accountants, which is included under Item 18 “Financial Statements”) have been incorporated by reference to the Company’s Report on Form 6-K dated March 16, 2007 which contains the Norsk Hydro ASA Annual Report and Form 20-F 2006. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.†

†	Previously filed as an exhibit to the Company’s original filing of this 20-F on March 16, 2007.

*	Previously filed as an exhibit to the Company’s 2005 20-F filed on March 24, 2006.

**	Previously filed as an exhibit to the Company’s 2004 20-F filed on March 18, 2005.

***	Previously filed as an exhibit to the Company’s Schedule 13D filed September 19, 2005.